**CONVENIENCE TRANSLATION
OF PUBLICLY ANNOUNCED
CONSOLIDATED FINANCIAL STATEMENTS
AND REVIEW REPORT ORIGINALLY ISSUED IN TURKISH,
SEE NOTE I.b OF SECTION THREE**

AKBANK T.A.Ş.

**PUBLICLY ANNOUNCED
CONSOLIDATED FINANCIAL STATEMENTS
TOGETHER WITH REVIEW REPORT
AT 30 JUNE 2007**

PRICEWATERHOUSECOOPERS

Başaran Nas Yeminli Mali Müşavirlik A.Ş.
a member of PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION OF
INDEPENDENT AUDITOR'S REVIEW REPORT
ORIGINALLY ISSUED IN TURKISH

To the Board of Directors of Akbank T.A.Ş.;

We have reviewed the accompanying consolidated balance sheet of Akbank T.A.Ş. ("the Bank") and its consolidated subsidiaries at 30 June 2007 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the period then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors, is to issue a report on these consolidated financial statements based on our review.

We conducted our review in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Act No. 5411. Those principles require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries concerning the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not give a true and fair view of the financial position of Akbank T.A.Ş. and its consolidated subsidiaries at 30 June 2007 and the results of its operations and cash flows for the period then ended in accordance with accounting principles and standards set out by regulations in conformity with articles 37 and 38 of the Banking Act No. 5411 and other regulations, interpretations and circulars published by the Banking Regulation and Supervision Agency on accounting and financial reporting principles.

Additional paragraph for convenience translation:

As explained in detail in Note I.b. of Section Three, the effects of differences between accounting principles and standards set out by regulations in conformity with articles 37 and 38 of the Banking Act No. 5411, accounting principles generally accepted in countries in which the accompanying consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Yeminli
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Adnan Nas, YMM
Istanbul, 30 July 2007

CONVENIENCE TRANSLATION
OF PUBLICLY ANNOUNCED CONSOLIDATED FINANCIAL STATEMENTS
ORIGINALLY ISSUED IN TURKISH,
SEE NOTE I.b IN SECTION THREE

THE CONSOLIDATED FINANCIAL REPORT OF AKBANK T.A.Ş. AS OF 30 JUNE 2007

Address : Sabancı Center 34330, 4. Levent / Istanbul
Telephone: (0 212) 385 55 55
Fax : (0 212) 269 73 83
Website : www.akbank.com
E-mail : hizmet@akbank.com

The consolidated financial report includes the following sections in accordance with the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" as sanctioned by the Banking Regulation and Supervision Agency.

- **Section One** - GENERAL INFORMATION ABOUT THE GROUP
- **Section Two** - CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP
- **Section Three** - EXPLANATIONS ON ACCOUNTING POLICIES APPLIED IN THE RELATED PERIOD
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION OF THE GROUP
- **Section Five** - EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS and NOTES
- **Section Seven** - EXPLANATIONS ON AUDITOR'S REVIEW REPORT

Investments in associates, subsidiaries and joint ventures whose financial statements have been consolidated in this reporting package are as follows.

	Subsidiaries	Investments in Associates	Joint Ventures
1.	Ak Finansal Kiralama A.Ş.	-	-
2.	Ak Yatırım Menkul Değerler A.Ş.	-	-
3.	Akbank N.V.	-	-
4.	Sabancı Bank plc.	-	-

Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank but over which the Bank has 100% controlling power, have been included in the consolidation due to the reason that these companies are "Special Purpose Entities".

The accompanying audited consolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish Lira ("YTL"), have been prepared based on the accounting books of the Bank in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related appendices and interpretations of these, and have been reviewed.

30 July 2007

Erol SABANCI	Akın KOZANOĞLU	Aydın GÜNTER	Zafer KURTUL	Balamir YENİ	Emine T. ÇEPPİOĞLU
Chairman of the Board of Directors	Head of the Audit Committee	Member of the Audit Committee	President	Executive Vice President	Manager

Contact information of the personnel in charge of addressing questions regarding this financial report.

Name-Surname / Title : Emine T. ÇEPPİOĞLU / Manager
Phone No : (0 212) 385 55 55
Fax No : (0 212) 325 12 31

SECTION ONE
General Information about the Group

I.	Parent Bank's foundation date, start-up status, history regarding the changes in this status	1
II.	Explanation about the Parent Bank's capital structure and shareholders of the Parent Bank who are in charge of the management and/or auditing of the Parent Bank directly or indirectly, changes in these matters (if any) and the group the Parent Bank belongs to	1
III.	Explanation on the Board of directors, members of the audit committee, president and executive vice presidents, if available, and the shares of the Parent Bank they possess	2
IV.	Information on shareholder's having control shares	3
V.	Explanations on the Parent Bank's service types and fields of operation	3
VI.	Other explanations	3

SECTION TWO
Consolidated Financial Statements of the Group

I.	Balance sheets	5
II.	Income statements	7
III.	Off-balance sheet commitments	8
IV.	Statements of changes in shareholders' equity	9
V.	Statements of cash flows	10

SECTION THREE
Accounting Policies

I.	Explanations on basis of presentation	11
II.	Explanations on strategy of using financial instruments and explanations on foreign currency transactions	13
III.	Explanations on investments in associates and subsidiaries	14
IV.	Explanations on forward transactions and derivative instruments	15
V.	Explanations on interest income and expense	16
VI.	Explanations on fee and commission income and expenses	16
VII.	Explanations on financial assets	16
VIII.	Explanations on impairment of financial assets	18
IX.	Explanations on offsetting financial assets	18
X.	Explanations on sales and repurchase agreements and securities lending transactions	18
XI.	Explanations on assets held for resale and discontinued operations	18
XII.	Explanations on goodwill and other intangible assets	19
XIII.	Explanations on property and equipment	19
XIV.	Explanations on leasing transactions	20
XV.	Explanations on provisions and contingent liabilities	20
XVI.	Contingent assets	20
XVII.	Explanations on obligations related to employee rights	21
XVIII.	Explanations on taxation	22
XIX.	Explanations on borrowings	23
XX.	Explanations on issuance of share certificates	23
XXI.	Explanations on avalized drafts and acceptances	23
XXII.	Explanations on government grants	23
XXIII.	Explanations on segment reporting	23
XXIV.	Profit reserves and profit appropriation	24
XXV.	Earnings per share	24
XXVI.	Related parties	24
XXVII.	Cash and cash equivalent assets	24
XXVIII.	Reclassifications	25

SECTION FOUR
Information Related to Financial Position of the Group

I.	Explanations on capital adequacy ratio	26
II.	Explanations on credit risk	29
III.	Explanations on market risk	29
IV.	Explanations on operational risk	30
V.	Explanations on currency risk	30
VI.	Explanations on interest rate risk	33
VII.	Explanations on liquidity risk	35
VIII.	Explanations on business segments	37

SECTION FIVE
Information and Disclosures Related to Consolidated Financial Statements

I.	Explanations and notes related to consolidated assets	39
II.	Explanations and notes related to consolidated liabilities	51
III.	Explanations and notes related to consolidated income statement	59
IV.	Explanations and notes related to consolidated off-balance sheet accounts	63
V.	Explanations and notes related to consolidated statement of cash flows	66
VI.	Explanations and notes related to Group's risk group	67
VII.	Explanations and notes related to subsequent events	69

SECTION SIX
Other Explanations

I.	Other explanations	70

SECTION SEVEN
Explanations on Auditor's Review Report

I.	Explanations on auditor's review report	71
II.	Explanations and notes prepared by independent auditor	71

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION ONE
GENERAL INFORMATION ABOUT THE GROUP

I. PARENT BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Parent Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance with the decision of the Council of Ministers, No.3/6710 and is authorized to perform all economic, financial and commercial activities which are allowed by the laws of the Turkish Republic. The status of the Bank has not changed since its foundation.

II. EXPLANATION ABOUT THE PARENT BANK'S CAPITAL STRUCTURE, SHAREHOLDERS OF THE PARENT BANK WHO ARE IN CHARGE OF THE MANAGEMENT AND/OR AUDITING OF THE PARENT BANK DIRECTLY OR INDIRECTLY, CHANGES IN THESE MATTERS (IF ANY) AND THE GROUP THE BANK BELONGS TO:

The Bank's shares have been quoted on the Istanbul Stock Exchange ("ISE") since 1990. In 1998, 4,03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipts ("ADRs"). As of 30 June 2007, approximately 25% of the shares are publicly traded, including the ADRs (31 December 2006: 32%).

The major shareholder of the Parent Bank, directly or indirectly, is Sabancı Group.

III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE PARENT BANK THEY POSSESS:

Title	Name	Responsibility	Education
Chairman:	Erol SABANCI	Chairman and Managing Director	Undergraduate
Board of Directors:	Akın KOZANOĞLU	Vice Chairman and Executive Director	Graduate
	Suzan SABANCI DİNÇER	Managing Director	Graduate
	Özen GÖKSEL	Managing Director	Undergraduate
	Sir Winfried Franz Wilhelm BISCHOFF	Member	Undergraduate
	M. Hikmet BAYAR	Member	Undergraduate
	Aydın GÜNTER	Member	Undergraduate
	Yaman TÖRÜNER	Member	Undergraduate
	Zafer KURTUL	Member and CEO	Graduate
President and CEO:	Zafer KURTUL	Member and CEO	Graduate
Director of Internal Audit:	Eyüp ENGİN	Head of Internal Audit	Undergraduate
Executive Vice Presidents	Hayri ÇULHACI	Strategy and Corporate Communication	Graduate
	Zeki TUNCAY	Support Services	Undergraduate
	Nuri AKSOY	Loans Follow Up	Undergraduate
	Hülya KEFELİ	International Banking	Undergraduate
	Ziya AKKURT	Corporate Banking	Undergraduate
	Reşit TOYGAR	Treasury	Graduate
	M. Fikret ÖNDER	Private Banking	Graduate
	Balamir YENİ	Financial Coordination	Doctorate
	Sevilay ÖZSÖZ	Operations	Undergraduate
	S. Hakan BİNBAŞGİL	Retail Banking	Graduate
	Alpaslan ÖZLÜ	Information Technology	Graduate
	Esra BOZKURT	Human Resources	Undergraduate
	Ferda BESLİ	Commercial Banking	Undergraduate
	Ahmet Fuat AYLA	Corporate and Commercial Loans	Undergraduate
	Halit Haydar YILDIZ	Retail Loans	Graduate
Internal Audit Committee:	Akın KOZANOĞLU	Head of the Audit Committee	Graduate
	Aydın GÜNTER	Member of the Audit Committee	Undergraduate
Auditors:	Mevlüt AYDEMİR	Auditor	Undergraduate
	Nedim BOZFAKIOĞLU	Auditor	Undergraduate

The shares of the above individuals are insignificant in the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. INFORMATION ON SHAREHOLDER'S HAVING CONTROL SHARES

Name/Commercial Title	Share Amounts (Nominal)	Share Percentages	Paid-in Capital (Nominal)	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	941.384	31,38%	941.384	-
Citibank Overseas Investment Corporation	600.000	20,00%	600.000	-

As explained in Note VI.a of Section One, as of 9 January 2007, Citigroup Inc. became a 20% shareholder of the Bank.

V. EXPLANATION ON THE PARENT BANK'S SERVICE TYPES AND FIELDS OF OPERATION:

The Bank's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş and Ak Emeklilik A.Ş. As of 30 June 2007, the Bank has 691 branches dispersed throughout the country and 1 branch operating abroad (31 December 2006: 682 branches and one branch operating abroad). As of 30 June 2007, the Bank employed 12.832 people (31 December 2006: 12.333).

The Parent Bank and its subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Ak Finansal Kiralama A.Ş. and Sabancı Bank plc. together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over which the Bank has 100% controlling power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries are referred to as the "Group" in these consolidated financial statements.

As at 30 June 2007, the Group employed 13.147 people (31 December 2006: 12.650).

VI. OTHER EXPLANATIONS:

a) The Parent Bank's controlling shareholders and Citigroup Inc. ("Citibank") and Citibank's 100% owned subsidiary Citibank Overseas Investment Corporation signed an agreement on 17 October 2006 regarding Citibank's 20% partnership in Akbank. After obtaining all the required approvals from domestic and foreign public authorities, the Bank increased its paid-in capital by YTL200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9,5 for each share amounting in total to YTL1.900.000. With this transaction the Bank's paid-in capital increased by YTL200.000 from YTL2.200.000 to YTL2.400.000, and the remaining YTL1.700.000 has been accounted under shareholder's equity as "Share Premium". In addition, some individual and corporate shareholders of the Bank sold their shares amounting to 11,67% of paid-in capital, to Citibank. Citibank became a 20% shareholder of the Bank following the capital increase and related share sales.

b) The Ordinary General Assembly Meeting of the Parent Bank was held on 28 March 2007. In the Ordinary General Assembly, it was resolved to distribute a YTL660.495 cash dividend over the YTL1.600.192 net income from 2006 operations to the Bank's shareholders, Chairman and Members of the Board of Directors. It was also resolved in the General Assembly to transfer YTL7.995 to capital reserves, to allocate YTL931.702 as legal and extraordinary reserves and to increase the registered share capital ceiling of the Bank from YTL2.500.000 to YTL5.000.000. The new capital ceiling of the Bank was announced in the Turkish Trade Registry Gazette No.6782 dated 6 April 2007.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. OTHER EXPLANATIONS (CONTINUED):

c) The Parent Bank increased its full paid in capital by YTL600.000 from YTL2.400.000 to YTL3.000.000 within the registered capital ceiling of YTL5.000.000. YTL296.002 of this increase was met by extraordinary reserves, YTL7.995 was met by real estate and participation share sale profits, and YTL296.003 was met by the inflation adjustment difference which is in other equity reserves, and 25% bonus shares were distributed to shareholders on behalf of the Central Registry Agency ("CRA"). The capital of the Bank was registered with the Istanbul Trade Registry Office on 25 June 2007, and announced in the Turkish Trade Registry Gazette No.6841 dated 29 June 2007.

AKBANK T.A.Ş.

I. CONSOLIDATED BALANCE SHEETS AS OF 30 JUNE 2007 AND 31 DECEMBER 2006

Amounts are expressed in thousands of New Turkish Lira (YTL).

	ASSETS	Note (Section Five)	CURRENT PERIOD (30/06/2007)			PRIOR PERIOD (31/12/2006)		
			YTL	FC	Total	YTL	FC	Total
I.	**CASH BALANCES WITH CENTRAL BANK**	(I-a)	**1.179.023**	**2.534.536**	**3.713.559**	**1.494.836**	**3.062.533**	**4.557.369**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT or (LOSS)**	(I-b)	**99.109**	**5.441.458**	**5.540.567**	**111.019**	**6.593.265**	**6.704.284**
2.1	Trading Financial Assets		72.871	5.410.710	5.483.581	84.101	6.524.360	6.608.461
2.1.1	Government Debt Securities		65.757	5.410.710	5.476.467	36.336	6.524.360	6.560.696
2.1.2	Share Certificates		7.114	-	7.114	47.273	-	47.273
2.1.3	Other Marketable Securities		-	-	-	492	-	492
2.2	Financial Assets Designated at Fair Value through Profit or (Loss)		-	-	-	-	-	-
2.2.1	Government Debt Securities		-	-	-	-	-	-
2.2.2	Share Certificates		-	-	-	-	-	-
2.2.3	Other Marketable Securities		-	-	-	-	-	-
2.3	Trading Derivative Financial Assets		26.238	30.748	56.986	26.918	68.905	95.823
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	(I-c)	**32.442**	**1.970.101**	**2.002.543**	**31.002**	**2.789.563**	**2.820.565**
IV.	**MONEY MARKETS**		**1.433**	-	**1.433**	**9**	-	**9**
4.1	Interbank Money Market Placements		-	-	-	-	-	-
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		1.433	-	1.433	9	-	9
V.	**AVAILABLE-FOR-SALE FINANCIAL ASSETS (Net)**	(I-d)	**15.771.212**	**5.577.886**	**21.349.098**	**11.037.037**	**3.464.256**	**14.501.293**
5.1	Share Certificates		6.521	110	6.631	5.521	110	5.631
5.2	Government Debt Securities		15.764.691	5.559.903	21.324.594	11.031.516	3.412.308	14.443.824
5.3	Other Marketable Securities		-	17.873	17.873	-	51.838	51.838
VI.	**LOANS**	(I-e)	**22.822.022**	**12.771.840**	**35.593.862**	**19.717.755**	**10.594.895**	**30.312.650**
6.1	Loans		22.822.022	12.771.840	35.593.862	19.717.755	10.594.895	30.312.650
6.2	Loans under Follow-up		715.119	31.428	746.547	564.306	31.498	595.804
6.3	Specific Provisions (-)		715.119	31.428	746.547	564.306	31.498	595.804
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**HELD-TO-MATURITY SECURITIES (Net)**	(I-f)	-	-	-	-	-	-
8.1	Government Debt Securities		-	-	-	-	-	-
8.2	Other Marketable Securities		-	-	-	-	-	-
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	(I-g)	-	-	-	-	-	-
9.1	Consolidated Based on Equity Method		-	-	-	-	-	-
9.2	Unconsolidated		-	-	-	-	-	-
9.2.1	Financial Investments in Associates		-	-	-	-	-	-
9.2.2	Non-Financial Investments in Associates		-	-	-	-	-	-
X.	**SUBSIDIARIES (Net)**	(I-h)	**17.824**	**34**	**17.858**	**18.225**	**34**	**18.259**
10.1	Unconsolidated Financial Subsidiaries		17.824	34	17.858	18.225	34	18.259
10.2	Unconsolidated Non-Financial Subsidiaries		-	-	-	-	-	-
XI.	**JOINT VENTURES (Net)**		-	-	-	-	-	-
11.1	Consolidated Based on Equity Method		-	-	-	-	-	-
11.2	Unconsolidated		-	-	-	-	-	-
11.2.1	Financial Joint Ventures		-	-	-	-	-	-
11.2.2	Non-Financial Joint Ventures		-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**	(I-i)	**200.688**	**373.927**	**574.615**	**179.321**	**307.892**	**487.213**
12.1	Financial Lease Receivables		258.958	421.981	680.939	230.797	346.825	577.622
12.2	Operating Lease Receivables		-	-	-	-	-	-
12.3	Other		-	-	-	-	-	-
12.4	Unearned Income (-)		58.270	48.054	106.324	51.476	38.933	90.409
XIII.	**HEDGING DERIVATIVE FINANCIAL ASSETS**		-	-	-	-	-	-
13.1	Fair Value Hedge		-	-	-	-	-	-
13.2	Cash Flow Hedge		-	-	-	-	-	-
13.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XIV.	**PROPERTY AND EQUIPMENT (Net)**		**702.604**	**4.798**	**707.402**	**704.618**	**6.197**	**710.815**
XV.	**INTANGIBLE ASSETS (Net)**		**29.875**	**380**	**30.255**	**34.696**	**140**	**34.836**
15.1	Goodwill		-	-	-	-	-	-
15.2	Other		29.875	380	30.255	34.696	140	34.836
XVI.	**TAX ASSET**		**9.434**	-	**9.434**	**1.736**	**192**	**1.928**
16.1	Current Tax Asset		-	-	-	-	-	-
16.2	Deferred Tax Asset	(I-j)	9.434	-	9.434	1.736	192	1.928
XVII.	**ASSETS HELD FOR RESALE (Net)**		**3.332**	-	**3.332**	**3.279**	-	**3.279**
XVIII.	**OTHER ASSETS**	(I-k)	**182.711**	**52.197**	**234.908**	**100.364**	**67.287**	**167.651**
	TOTAL ASSETS		41.051.709	28.727.157	69.778.866	33.433.897	26.886.254	60.320.151

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.
I. CONSOLIDATED BALANCE SHEETS AS OF 30 JUNE 2007 AND 31 DECEMBER 2006
Amounts are expressed in thousands of New Turkish Lira (YTL).

	LIABILITIES	Note (Section Five)	CURRENT PERIOD (30/06/2007)			PRIOR PERIOD (31/12/2006)		
			YTL	FC	Total	YTL	FC	Total
I.	DEPOSITS	(II-a)	22.936.033	19.359.898	42.295.931	19.195.667	16.763.054	35.958.721
II.	TRADING DERIVATIVE FINANCIAL LIABILITIES	(II-b)	39.948	31.533	71.481	16.756	48.429	65.185
III.	BORROWINGS	(II-c)	171.736	9.428.077	9.599.813	158.642	9.780.152	9.938.794
IV.	MONEY MARKETS		5.582.802	331.263	5.914.065	4.962.118	317.174	5.279.292
4.1	Funds from Interbank Money Market		16.517	12.035	28.552	41.064	-	41.064
4.2	Funds from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements		5.566.285	319.228	5.885.513	4.921.054	317.174	5.238.228
V.	MARKETABLE SECURITIES ISSUED (Net)		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset Backed Securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	FUNDS		-	-	-	-	-	-
VII.	MISCELLANEOUS PAYABLES		807.628	24.033	831.661	770.193	27.446	797.639
VIII.	OTHER LIABILITIES	(II-d)	388.698	140.930	529.628	293.949	178.761	472.710
IX.	FACTORING PAYABLES		-	-	-	-	-	-
X.	FINANCIAL LEASE PAYABLES (Net)		-	-	-	-	-	-
10.1	Financial Lease Payables		-	-	-	-	-	-
10.2	Operational Lease Payables		-	-	-	-	-	-
10.3	Other		-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)		-	-	-	-	-	-
XI.	HEDGING DERIVATIVE FINANCIAL LIABILITIES		-	-	-	-	-	-
11.1	Fair Value Hedge		-	-	-	-	-	-
11.2	Cash Flow Hedge		-	-	-	-	-	-
11.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XII.	PROVISIONS	(II-e)	367.429	96.426	463.855	358.323	15.972	374.295
12.1	General Loan Loss Provision		155.843	93.819	249.662	181.240	12.138	193.378
12.2	Restructuring Provisions		-	-	-	-	-	-
12.3	Reserve for Employee Rights		62.709	34	62.743	55.051	-	55.051
12.4	Insurance Technical Provisions (Net)		-	-	-	-	-	-
12.5	Other Provisions		148.877	2.573	151.450	122.032	3.834	125.866
XIII.	TAX LIABILITY	(II-f)	260.425	48.945	309.370	201.222	47.707	248.929
13.1	Current Tax Liability		260.425	8.475	268.900	200.392	4.788	205.180
13.2	Deferred Tax Liability		-	40.470	40.470	830	42.919	43.749
XIV.	PAYABLES FOR ASSET HELD FOR RESALE		-	-	-	-	-	-
XV.	SUBORDINATED LOANS		-	-	-	-	-	-
XVI.	SHAREHOLDERS' EQUITY	(II-g)	9.791.425	(28.363)	9.763.062	7.167.159	17.427	7.184.586
16.1	Paid-in capital		3.000.000	-	3.000.000	2.200.000	-	2.200.000
16.2	Capital Reserves		3.671.459	(28.363)	3.643.096	2.055.460	17.427	2.072.887
16.2.1	Share Premium		1.700.000	-	1.700.000	-	-	-
16.2.2	Share Cancellation Profits		-	-	-	-	-	-
16.2.3	Marketable Securities Value Increase Fund	(II-h)	65.567	(28.363)	37.204	(146.435)	17.427	(129.008)
16.2.4	Revaluation of Property and Equipment		-	-	-	-	-	-
16.2.5	Revaluation of Intangible Fixed Assets		-	-	-	-	-	-
16.2.6	Bonus Shares Obtained from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-
16.2.7	Hedging Funds (Effective portion)		-	-	-	-	-	-
16.2.8	Value Increase of Assets Held for Resale		-	-	-	-	-	-
16.2.9	Other Capital Reserves		1.905.892	-	1.905.892	2.201.895	-	2.201.895
16.3	Profit Reserves		1.842.821	-	1.842.821	1.223.505	-	1.223.505
16.3.1	Legal Reserves		526.433	-	526.433	382.801	-	382.801
16.3.2	Status Reserves		-	-	-	-	-	-
16.3.3	Extraordinary Reserves		1.310.787	-	1.310.787	816.263	-	816.263
16.3.4	Other Profit Reserves		5.601	-	5.601	24.441	-	24.441
16.4	Income or (Loss)		1.184.651	-	1.184.651	1.586.124	-	1.586.124
16.4.1	Prior Years' Income or (Loss)		(16.524)	-	(16.524)	5.979	-	5.979
16.4.2	Current Year Income or (Loss)		1.201.175	-	1.201.175	1.580.145	-	1.580.145
16.5	Minority Interest		92.494	-	92.494	102.070	-	102.070
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		40.346.124	29.432.742	69.778.866	33.124.029	27.196.122	60.320.151

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

II- CONSOLIDATED INCOME STATEMENTS FOR THE SIX-MONTH AND THREE-MONTH PERIODS ENDED 30 JUNE 2007 AND 30 JUNE 2006

Amounts are expressed in thousands of New Turkish Lira (YTL).

	INCOME AND EXPENSE ITEMS	Note (Section Five)	CURRENT PERIOD (01/01-30/06/2007)	PRIOR PERIOD (01/01-30/06/2006)	CURRENT PERIOD (01/04-30/06/2007)	PRIOR PERIOD (01/04-30/06/2006)
I.	INTEREST INCOME	(III-a)	4.114.870	3.042.042	2.172.269	1.518.567
1.1	Interest on loans	(III-a-1)	2.479.027	1.791.088	1.282.631	942.775
1.2	Interest Received from Reserve Requirements		89.734	59.038	46.556	31.456
1.3	Interest Received from Banks	(III-a-2)	71.184	40.994	28.547	23.478
1.4	Interest Received from Money Market Transactions		11.091	11.013	5.675	5.882
1.5	Interest Received from Marketable Securities Portfolio	(III-a-3)	1.414.675	1.116.848	782.935	502.150
1.5.1	Trading Financial Assets		260.520	200.133	144.819	94.435
1.5.2	Financial Assets at Fair Value Through Profit or (loss)		-	-	-	-
1.5.3	Available-for-sale Financial Assets		1.154 155	884.526	638.116	401.323
1.5.4	Held to maturity Investments		-	32.189	-	6.392
1.6	Financial Lease Income		33.399	19.325	15.623	10.739
1.7	Other Interest Income		15.760	3.736	10.302	2.087
II.	INTEREST EXPENSE	(III-b)	2.525.715	1.755.758	1.323.417	897.528
2.1	Interest on Deposits	(III-b-3)	1.909.546	1.376.387	1.000.563	706.369
2.3	Interest on Funds Borrowed	(III-b-1)	267.357	225.802	133.425	124.974
2.4	Interest Expense on Money Market Transactions		341.517	151.910	186.692	64.959
2.5	Interest on Securities Issued		-	-	-	-
2.6	Other Interest Expenses		7.295	1.659	2.737	1.226
III.	NET INTEREST INCOME (I + II)		1.589.155	1.286.284	848.852	621.039
IV.	NET FEES AND COMMISSIONS INCOME		504.819	411.719	270.976	220.038
4.1	Fees and Commissions Received		624.804	518.749	334.671	275.721
4.1.1	Cash Loans		36.608	42.540	18.018	23.653
4.1.2	Non-cash Loans		23.360	20.465	11.712	10.501
4.1.3	Other		564.836	455.744	304.941	241.567
4.2	Fees and Commissions Paid		119.985	107.030	63.695	55.683
4.2.1	Cash Loans		14.749	18.235	7.281	7.502
4.2.2	Non-cash Loans		88	554	26	236
4.2.3	Other		105.148	88.241	56.388	47.945
V.	DIVIDEND INCOME		11.200	9.147	11.200	544
VI.	TRADING INCOME/(LOSS) (Net)	(III-c)	68.499	23.154	40.166	(41.256)
6.1	Trading Gains / (Losses) on Securities		(21.638)	116.403	(25.012)	58.722
6.2	Foreign Exchange Gains / (Losses)		90.137	(93.249)	65.178	(99.978)
VII.	OTHER OPERATING INCOME	(III-d)	430.029	284.044	335.395	61.449
VIII.	TOTAL OPERATING INCOME (III+IV+V+VI+VII)		2.603.702	2.014.348	1.506.589	861.814
IX.	PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)	(III-e)	331.515	203.420	170.738	100.537
X.	OTHER OPERATING EXPENSES (-)	(III-f)	828.810	741.780	455.530	408.181
XI.	NET OPERATING INCOME/(LOSS) (VIII-IX-X)		1.443.377	1.069.148	880.321	353.096
XII.	EXCESS AMOUNT RECORDED AS INCOME AFTER MERGER		-	-	-	-
XIII.	INCOME/(LOSS) FROM INVESTMENTS IN SUBSIDIARIES CONSOLIDATED BASED ON EQUITY METHOD		-	-	-	-
XIV.	INCOME/(LOSS) ON NET MONETARY POSITION		-	-	-	-
XV.	INCOME/(LOSS) BEFORE INCOME TAXES (XI+XII+XIII+XIV+XV)		1.443.377	1.069.148	880.321	353.096
XVI.	PROVISION FOR INCOME TAXES (±)	(III-h)	244.163	174.678	129.189	48.014
16.1	Current Tax Provision		254.948	195.191	128.642	63.474
16.2	Deferred Tax Provision		(10.785)	(20 513)	547	(15.460)
XVII.	OPERATING INCOME/(LOSS) AFTER TAXES		1.199.214	894.470	751.132	305.082
17.1	Discontinued Operations		-	-	-	-
17.2	Other		1.199.214	894.470	751.132	305.082
XVIII.	NET INCOME/(LOSS) (XV+XVI)		1.199.214	894.470	751.132	305.082
18.1	Income/(Loss) from the Group		1.201.175	892.918	753.453	304.509
18.2	Income/(Loss) from Minority Interest	(III-g)	(1.961)	1.552	(2.321)	573
	Earnings/(Loss) per share (in YTL full)		0,00400	0,00325	0,00251	0,00111

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

III. CONSOLIDATED OFF-BALANCE SHEET COMMITMENTS AT 30 JUNE 2007 AND 31 DECEMBER 2006

Amounts are expressed in thousands of New Turkish Lira (YTL).

		Note	CURRENT PERIOD (30/06/2007)			PRIOR PERIOD (31/12/2006)		
		(Section Five)	YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS (I+II+III)			**17.469.560**	**13.588.793**	**31.058.353**	**11.689.190**	**13.697.734**	**25.386.924**
I.	**GUARANTEES AND WARRANTIES**	(IV-a-2, 3)	**2.213.407**	**1.913.235**	**4.126.642**	**2.108.369**	**1.820.575**	**3.928.944**
1.1.	Letters of Guarantee		2.165.763	960.474	3.126.237	2.065.260	931.754	2.997.014
1.1.1.	Guarantees Subject to State Tender Law		235.850	95.267	331.117	265.749	112.395	378.144
1.1.2.	Guarantees Given for Foreign Trade Operations		-	206 879	206.879	-	334.340	334.340
1.1.3.	Other Letters of Guarantee		1.929.913	658.328	2.588.241	1.799.511	485.019	2.284.530
1.2.	Bank Acceptances		15	55.396	55.411	15	60.799	60.814
1.2.1.	Import Letter of Acceptance		15	55.396	55.411	15	60.799	60.814
1.2.2.	Other Bank Acceptances		-	-	-	-	-	-
1.3.	Letters of Credit		16	874.801	874.817	162	779.139	779.301
1.3.1.	Documentary Letters of Credit		16	799.907	799.923	162	712.626	712.788
1.3.2.	Other Letters of Credit		-	74.894	74.894	-	66.513	66.513
1.4.	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of the Republic of Turkey		-	-	-	-	-	-
1.5.2.	Other Endorsements		-	-	-	-	-	-
1.6.	Securities Issue Purchase Guarantees		-	-	-	-	-	-
1.7.	Factoring Guarantees		-	-	-	-	-	-
1.8.	Other Guarantees		26.362	11.074	37.436	25.882	38.475	64.357
1.9.	Other Collaterals		21.251	11.490	32.741	17.050	10.408	27.458
II.	**COMMITMENTS**	(IV-a-1)	**10.464.928**	**735.364**	**11.200.292**	**6.972.321**	**586.075**	**7.558.396**
2.1.	Irrevocable Commitments		10.464.928	735.364	11.200.292	6.972.321	586.075	7.558.396
2.1.1.	Asset Purchase Commitments		146.322	469.707	616.029	34.255	279.474	313.729
2.1.2.	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3.	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4.	Loan Granting Commitments		2.722.166	5.158	2.727.324	-	-	-
2.1.5.	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6.	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7.	Commitments for Cheques		1.787.338	-	1.787.338	1.599.262	-	1.599.262
2.1.8.	Tax and Fund Liabilities from Export Commitments		-	-	-	-	-	-
2.1.9.	Commitments for Credit Card Limits		5.716.034	228.266	5.944.300	5.233.690	271.785	5.505.475
2.1.10.	Receivables from Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.11.	Payables for Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.12.	Other Irrevocable Commitments		93.068	32.233	125.301	105.114	34.816	139.930
2.2.	Revocable Commitments		-	-	-	-	-	-
2.2.1.	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2.	Other Revocable Commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**		**4.791.225**	**10.940.194**	**15.731.419**	**2.608.500**	**11.291.084**	**13.899.584**
3.1	Hedging Derivative Financial Instruments		-	-	-	-	-	-
3.1.1	Transactions for Fair Value Hedge		-	-	-	-	-	-
3.1.2	Transactions for Cash Flow Hedge		-	-	-	-	-	-
3.1.3	Transactions for Foreign Net Investment Hedge		-	-	-	-	-	-
3.2	Trading Transactions		4.791.225	10.940.194	15.731.419	2.608.500	11.291.084	13.899.584
3.2.1	Forward Foreign Currency Buy/Sell Transactions		200.651	353.333	553.984	302.672	1.167.020	1.469.692
3.2.1.1	Forward Foreign Currency Transactions-Buy		133.845	151.334	285.179	131.215	580.816	712.031
3.2.1.2	Forward Foreign Currency Transactions-Sell		66.806	201.999	268.805	171.457	586.204	757.661
3.2.2	Swap Transactions Related to Foreign Currency and Interest Rates		3 888.207	9.601.869	13.490.076	2.101.000	9.898.653	11.999.653
3.2.2.1	Foreign Currency Swap-Buy		28.360	3.800.011	3.828.371	-	3.191.546	3.191.546
3.2.2.2	Foreign Currency Swap-Sell		29.847	3.789.242	3.819.089	1.000	3.179.723	3.180.723
3.2.2.3	Interest Rate Swap-Buy		1.915.000	1.006.308	2.921.308	1.050.000	1.763.692	2.813.692
3.2.2.4	Interest Rate Swap-Sell		1.915.000	1.006.308	2.921.308	1.050.000	1.763.692	2.813.692
3.2.3	Foreign Currency, Interest rate and Securities Options		682.148	736.398	1.418.546	135.952	189.349	325.301
3.2.3.1	Foreign Currency Options-Buy		293.772	414 262	708.034	68.774	93.948	162.722
3.2.3.2	Foreign Currency Options-Sell		388.376	322.136	710.512	67.178	95.401	162.579
3.2.3.3	Interest Rate Options-Buy		-	-	-	-	-	-
3.2.3.4	Interest Rate Options-Sell		-	-	-	-	-	-
3.2.3.5	Securities Options-Buy		-	-	-	-	-	-
3.2.3.6	Securities Options-Sell		-	-	-	-	-	-
3.2.4	Foreign Currency Futures		18.932	18.146	37.078	37.951	36.062	74.013
3.2.4.1	Foreign Currency Futures-Buy		18.932	-	18.932	37.951	-	37.951
3.2.4.2	Foreign Currency Futures-Sell		-	18.146	18.146	-	36.062	36 062
3.2.5	Interest Rate Futures		-	-	-	-	-	-
3.2.5.1	Interest Rate Futures-Buy		-	-	-	-	-	-
3.2.5.2	Interest Rate Futures-Sell		-	-	-	-	-	-
3.2.6	Other		1.287	230.448	231.735	30.925	-	30.925
B. CUSTODY AND PLEDGES RECEIVED (IV+V+VI)			**47.674.413**	**7.159.286**	**54.833.699**	**37.227.920**	**7.628.902**	**44.856.822**
IV.	**ITEMS HELD IN CUSTODY**		**16.670.772**	**1.984.892**	**18.655.664**	**16.642.279**	**2.174.440**	**18.816.719**
4.1.	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2.	Investment Securities Held in Custody		12.154.524	775.363	12.929.887	12.668.862	888.595	13.557.457
4.3.	Cheques Received for Collection		2.035.083	27.104	2.062.187	1.649.016	28.667	1.677.683
4.4.	Commercial Notes Received for Collection		1.032.215	472.192	1.504.407	858.797	472.319	1.331.116
4.5.	Other Assets Received for Collection		-	223	223	-	241	241
4.6.	Assets Received for Public Offering		-	30.352	30.352	-	-	-
4.7.	Other Items Under Custody		1.448.950	678.882	2.127.832	1.465.604	783.329	2.248.933
4.8.	Custodians		-	776	776	-	1.289	1.289
V.	**PLEDGES RECEIVED**		**28.793.864**	**5.107.746**	**33.901.610**	**18.275.787**	**5.373.930**	**23.649.717**
5.1.	Marketable Securities		2.610.185	153.073	2.763.258	1.283.227	1.265.985	2.549.212
5.2.	Guarantee Notes		1.017.535	132.464	1.149.999	915.954	144.071	1.060.025
5.3.	Commodity		46	47.449	47.495	394	75 689	76.083
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovable		14.868.514	3.445.014	18.313.528	8.482.761	2.642.335	11.125.096
5.6.	Other Pledged Items		10.297.584	1.329.746	11.627.330	7.593.451	1.245.850	8.839.301
5.7.	Pledged Items-Depository		-	-	-	-	-	-
VI.	**ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES**		**2.209.777**	**66.648**	**2.276.425**	**2.309.854**	**80.532**	**2.390.386**
	TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)		**65.143.973**	**20.748.079**	**85.892.052**	**48.917.110**	**21.326.636**	**70.243.746**

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

IV. CONSOLIDATED STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY FOR THE PERIODS ENDED 30 JUNE 2007 AND 30 JUNE 2006

Amounts are expressed in thousands of New Turkish Lira (YTL).

		Note (Section Five)	Paid-in Capital	Adjustment to Share Capital*	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Income (Loss)	Prior Period Net Income (Loss)	Revaluation Fund	Revaluation Differences	Marketable Securities Value Increase Fund	Total Equity Except from Minority Interest	Minority Interest	Total Shareholders' Equity
	PRIOR PERIOD (30/06/2006)																	
I.	Period Opening Balance		1.800.005	2.401.893	-	-	259.712	-	197.302	(25.805)	1.489.668	(1.191)	-	-	272.282	6.393.786	112.218	6.506.004
II.	Changes in Accounting Policies according to TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1	Effects of errors		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	Effects of the Changes in Accounting Policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	New Balance (I+II)		1.800.005	2.401.893	-	-	259.712	-	197.302	(25.805)	1.489.668	(1.191)	-	-	272.282	6.393.786	112.218	6.506.004
	Changes in the period																	
IV.	Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Available-for-sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	(708.223)	(708.223)	-	(708.223)
VI.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Foreign Currency Difference		-	-	-	-	-	-	-	63.818	-	-	-	-	-	63.818	17.588	81.406
VIII.	From Real Estate and Investments in Associates Sales		-	-	-	-	-	-	(117.516)	-	-	-	117.516	-	-	-	(12.331)	(12.331)
	Transferred Amounts																	
IX.	Available-for-sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Net Current Period Income/(Loss)		-	-	-	-	-	-	-	-	892.918	-	-	-	-	892.918	1.552	894.470
XII.	Profit Distribution		-	-	-	-	123.889	-	818.958	-	(1.489.668)	7.170	-	-	-	(540.451)	(16.027)	(556.478)
12.1	Dividends Paid		-	-	-	-	-	-	-	-	(540.451)	-	-	-	-	(540.451)	(16.027)	(556.478)
12.2	Transfers to Reserves		-	-	-	-	123.889	-	818.958	-	(949.217)	7.170	-	-	-	-	-	-
12.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Capital Increase		399.995	(199.998)	-	-	-	-	(82.481)	-	-	-	(117.516)	-	-	-	-	-
13.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.2	Value increase due to revaluation of property and equipment		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.3	Investments in associates, subsidiaries and joint ventures bonus shares obtained		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.5	Adjustment to share capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.6	Share Premium		399.995	(199.998)	-	-	-	-	(82.481)	-	-	-	(117.516)	-	-	-	-	-
13.7	Foreign Currency Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Changes due to the disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Changes due to the reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	Primary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII.	Secondary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII.	Effects of changes in equity of investments in associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Period End Balance (III to XVIII)		2.200.000	2.201.895	-	-	382.801	-	816.263	38.013	892.918	5.979	-	-	(436.021)	6.181.840	102.800	6.284.640
	CURRENT PERIOD (30/06/2007)																	
I.	Prior Period End Balance		2.200.000	2.201.895	-	-	382.801	-	816.263	24.441	1.380.145	5.979	-	-	(129.008)	7.082.516	102.070	7.184.586
	Changes in the period																	
II.	Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Investments in Associates, Subsidiaries and Available-for-Sale Investments	(II-b)	-	-	-	-	-	-	-	-	-	-	-	-	166.212	166.212	-	166.212
IV.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.1	Cash flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Foreign Currency Difference		-	-	-	-	-	-	-	(18.840)	-	-	-	-	-	(18.840)	(5.153)	(23.993)
	Transferred Amounts		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Available-for-Sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Hedging from risky transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
7.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Net Current Period Income		-	-	-	-	-	-	-	-	1.201.175	-	-	-	-	1.201.175	(1.961)	1.199.214
IX.	Profit Distribution		-	-	-	-	143.632	-	790.526	-	(1.588.145)	(22.503)	7.995	-	-	(660.495)	(2.462)	(662.957)
9.1	Dividends Paid		-	-	-	-	-	-	-	-	(660.495)	-	-	-	-	(660.495)	(2.462)	(662.957)
9.2	Transfers to Reserves		-	-	-	-	143.632	-	790.526	-	(919.650)	(22.503)	7.995	-	-	-	-	-
9.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Capital Increase		800.000	(296.003)	1.700.000	-	-	-	(296.002)	-	-	-	(7.995)	-	-	1.900.000	-	1.900.000
10.1	Cash		200.000	-	-	-	-	-	-	-	-	-	-	-	-	200.000	-	200.000
10.2	Value increase due to revaluation of the Plant and Equipment		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.3	Investments in associates, subsidiaries and joint ventures bonus shares obtained		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.5	Adjustment to share capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.6	Share Premium		600.000	(296.003)	1.700.000	-	-	-	(296.002)	-	-	-	(7.995)	-	-	1.700.000	-	1.700.000
10.7	Foreign Currency Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Changes due to the disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Changes due to the reclassification of the assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Primary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Secondary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Effects of changes in equity of investments in associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Period End Balance (I to XV)		3.000.000	1.905.892	1.700.000	-	524.433	-	1.310.787	5.601	1.201.175	(16.524)	-	-	37.204	9.670.568	92.494	9.763.062

(*) The amounts for the current period under "Adjustment to Share Capital" column are presented under "Other Capital Reserves" in the financial statements.

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

V. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED 30 JUNE 2007 AND 30 JUNE 2006

Amounts are expressed in thousands of New Turkish Lira (YTL).

		Note (Section Five)	CURRENT PERIOD (30/06/2007)	PRIOR PERIOD (30/06/2006)
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	Operating Profit before changes in operating assets and liabilities		1.657.077	944.766
1.1.1	Interest received		4.117.777	3.197.649
1.1.2	Interest paid		(2.534.515)	(1.793.411)
1.1.3	Dividend received		11.200	9.147
1.1.4	Fees and commissions received		624.804	518.749
1.1.5	Other income		(21.638)	124.668
1.1.6	Collections from previously written-off loans and other receivables		175.669	80.794
1.1.7	Payments to personnel and service suppliers		(314.269)	(283.967)
1.1.8	Taxes paid		(254.003)	(348.608)
1.1.9	Other		(147.948)	(560.255)
1.2	Changes in operating assets and liabilities		2.099.759	(706.416)
1.2.1	Net decrease in trading securities		(38.837)	75.849
1.2.2	Net (increase) / decrease in fair value through profit/(loss) financial assets		1.162.583	(788.448)
1.2.3	Net (increase) / decrease in due from banks and other financial institutions		(50.261)	2.151.263
1.2.4	Net (increase) / decrease in loans		(5.556.816)	(5.904.046)
1.2.5	Net (increase) / decrease in other assets		(158.832)	(245.218)
1.2.6	Net increase / (decrease) in bank deposits		68.586	(1.193.726)
1.2.7	Net increase / (decrease) in other deposits		6.270.236	5.649.185
1.2.8	Net increase / (decrease) in funds borrowed		278.255	(790.464)
1.2.9	Net increase / (decrease) in payables		-	-
1.2.10	Net increase / (decrease) in other liabilities		124.845	339.189
I.	Net cash provided from banking operations		3.756.836	238.350
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	Net cash provided from investing activities		(6.643.544)	714.020
2.1	Cash paid for acquisition of investments, associates and subsidiaries		(2.838)	-
2.2	Cash obtained from disposal of investments, associates and subsidiaries		-	125.049
2.3	Purchases of property and equipment		(50.271)	(46.368)
2.4	Disposals of property and equipments		3.011	13.895
2.5	Cash paid for purchase of investments available-for-sale		(6.593.446)	-
2.6	Cash obtained from sale of investments available-for-sale		-	294.482
2.7	Cash paid for purchase of investment securities		-	-
2.8	Cash obtained from sale of investment securities		-	326.962
2.9	Other		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	Net cash provided from financing activities		1.239.505	(540.451)
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Issued capital instruments		-	-
3.4	Dividends paid		(660.495)	(540.451)
3.5	Payments for finance leases		-	-
3.6	Other		1.900.000	-
IV.	Effect of change in foreign exchange rate on cash and cash equivalents		-	-
V.	Net increase in cash and cash equivalents (I+II+III+IV)		(1.647.203)	411.919
VI.	Cash and cash equivalents at beginning of the year	(V-a)	4.622.695	3.727.704
VII.	Cash and cash equivalents at end of the year	(V-a)	2.975.492	4.139.623

The accompanying explanations and notes form an integral part of these financial statements

SECTION THREE
ACCOUNTING POLICIES

I. EXPLANATIONS ON BASIS OF PRESENTATION

a. The preparation of the consolidated financial statements and related notes and explanations in accordance with the Turkish Accounting Standards and Regulation on the Principles and Procedures Regarding Banks' Accounting Application and Keeping Documents:

The consolidated financial statements have been prepared in accordance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published in the Official Gazette No.26333 dated 1 November 2006, which refers to "Turkish Accounting Standards" ("TAS") and "Turkish Financial Reporting Standards" ("TFRS") issued by the "Turkish Accounting Standards Board" ("TASB") and additional explanations and notes related to them and other decrees, notes and explanations related to accounting and financial reporting principles (all "Turkish Accounting Standards" or "TAS") published by the Banking Regulation and Supervision Agency ("BRSA"). The Bank maintains its books in New Turkish Lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation.

The consolidated financial statements have been prepared in YTL, under the historical cost convention except for the financial assets and liabilities carried at fair value.

The preparation of consolidated financial statements in conformity with TAS requires the use of certain critical accounting estimates by the Bank management to exercise its judgment on the assets and liabilities of the balance sheet and contingent issues as of the balance sheet date. These estimates are being reviewed regularly and, when necessary, suitable corrections are made and the effects of these corrections are reflected to the income statement.

b. Explanation for convenience translation into English:

The differences between accounting principles, as described in these preceding paragraphs and accounting principles generally accepted in countries in which consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS"), have not been quantified in these consolidated financial statements. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

c. Explanations on first-time adoption of TAS:

The Group has prepared its consolidated financial statements in accordance with TAS as of 31 December 2006 for the first time. According to the "Turkish Financial Reporting Standard Regarding the First-time Adoption of Turkish Financial Reporting Standards" ("TFRS 1"), the effects of the adoption of TAS are also reflected to the comparatives of these consolidated financial statements as of 30 June 2007 to the consolidated financial statements as of 30 June 2006.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON BASIS OF PRESENTATION (CONTINUED)

1. Reconciliation of the net income reported under the previous accounting principles in the financial statements to profit under TAS for the same period:

	30 June 2006
Net Income Reported Before the Adoption of TAS	878.475
Reserve for Employee Rights	*(2.054)*
Financial Assets Valuation Differences	*(51.720)*
Immovable and Investment Sale Profits	*123.306*
Foreign Currency Differences of Foreign Investment in Associates and Subsidiaries	*(63.780)*
Deferred Tax Effect	*8.691*
Total Effect on Profit Before the Adoption of TAS	14.443
Net Income After the Adoption of TAS	892.918

2. Reconciliation of consolidated shareholders' equity reported under previous accounting principles to consolidated shareholders' equity under TAS:

	31 December 2005
Shareholders' Equity Before the Adoption of TAS	6.501.774
Reserve for Employee Rights	*(36.360)*
Financial Assets at Fair Value Through Profit or Loss Valuation Differences	*33.105*
Available-for-Sale Financial Assets Valuation Differences	*24.881*
Deferred Tax Effect	*(17.396)*
Total Effect on Shareholders' Equity Before the Adoption of TAS	4.230
Shareholders' Equity After TAS	6.506.004

3. No significant changes in the cash flow statements have been reported in the consolidated financial statements for the period ended 30 June 2006 prepared in accordance with TAS.

d. Accounting policies and valuation principles applied in the presentation of consolidated financial statements:

The accounting policies and valuation principles applied in the preparation of consolidated financial statements are determined and applied in accordance with TAS. These accounting policies and valuation principles are explained in Notes II to XXVIII below.

I. EXPLANATIONS ON BASIS OF PRESENTATION (CONTINUED)

e. Items subject to different accounting policies in the preparation of consolidated financial statements:

There are no items subject to different accounting policies in the preparation of these consolidated financial statements.

II. EXPLANATIONS ON STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS IN FOREIGN CURRENCY TRANSACTIONS:

The Group's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (Treasury transactions) and international banking services. The Group performs financial leasing transactions through Ak Finansal Kiralama A.Ş.. By nature the Group's activities are principally related to the use of financial instruments. As the main funding source, the Group accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Group's most important funding sources are equity, mostly intermediate and long-term borrowings from foreign financial institutions. The Group follows an asset-liability management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments in various financial assets. The main objective of asset-liability management is to limit the Group's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Group's equity. The Asset-Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure placed by the Executive Risk Committee ("ERC").

For covering foreign currency exposures arising from the foreign currency transactions, the Group uses derivatives and asset-liability balancing transactions.

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of "Net foreign exchange income/expense". Assets and liabilities of foreign subsidiaries are translated into Turkish lira using the foreign exchange rates prevailing at the balance sheet date, income and expenses of foreign subsidiaries are translated into Turkish lira at the average exchange rates and all resulting exchange differences are accounted in the shareholders' equity under "Other profit reserves".

As at 30 June 2007, foreign currency denominated balances are translated into Turkish lira using the exchange rates of YTL1,3100, YTL1,7657 and YTL1,0616 for USD, EUR and Yen, respectively.

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

Consolidated financial statements are prepared in accordance with the "Turkish Accounting Standard for Consolidated and Separate Financial Statements" ("TAS 27").

Consolidation principles for subsidiaries:

Subsidiaries are entities controlled directly or indirectly by the Bank.

Subsidiaries are consolidated using the full consolidation method on the grounds of materiality principle considering their operations, asset and equity sizes. Financial statements of related subsidiaries are consolidated from the date when the control is transferred to the Bank.

Control means, directly or indirectly, holding the majority of the capital of an enterprise or although not having this majority, by holding privileged shares; or based on agreements made with other shareholders, holding the majority of the voting power or somehow having the power of dismissal or appointment of the majority of the members of the board of directors.

In the full consolidation method, 100% of subsidiaries' assets, liabilities, income, expense and off-balance sheet items are combined with the Parent Bank's assets, liabilities, income, expense and off-balance sheet items. The carrying amount of the Group's investment in each subsidiary and the Group's portion of the cost value of the capital of each subsidiary are eliminated. Intragroup balances and intragroup transactions and resulting unrealized profits and losses are eliminated. Minority interests in the net income of consolidated subsidiaries are identified and adjusted against the income of the Group in order to arrive at the net income attributable to the Group. Minority interests are presented in the consolidated balance sheet, in the shareholder's equity. Minority interests are presented separately in the Group's income.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Consolidation principles for investments in associates:

Associates are entities in which the Parent Bank has equity investments, and has a significant influence even without the power to govern the financial and operating policies. Associates are consolidated with the equity method on the grounds of the materiality principle.

Significant influence represents the power to participate in the financial and operating policies of the investee. Unless the opposite is demonstrated, if the Parent Bank holds 10% or more of the voting power of the investee, it is presumed that the Parent Bank has a significant influence on this investee.

The equity method is a method of accounting whereby the investment is recorded at cost and adjusted thereafter for the post acquisition change in the investor's share of net assets of the investee. The income statement reflects the investor's share of the results of operations of the investee.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES (CONTINUED):

The Parent Bank and its subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Ak Finansal Kiralama A.Ş. and Sabancı Bank plc. together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over the Bank has 100% control power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries are referred to as the "Group" in these consolidated financial statements.

Ak Yatırım Menkul Değerler A.Ş. was established on 11 December 1996 to trade in capital markets in accordance with Capital Market Law. This company is delivering intermediary services in capital markets, discretionary portfolio management, derivative transactions, repurchase and reverse repurchase agreements with authorizations given by the Capital Markets Board for each transaction.

Akbank N.V. was established in 2000 for banking operations in the Netherlands.

The Bank's Frankfurt Branch was established on 5 April 1998 for banking operations abroad. As of 1 September 2006, the Frankfurt Branch has been converted to a 100% subsidiary of the Bank. As of 31 May 2007, shares of Akbank AG were transferred to Akbank N.V resident in the Netherlands, which is 100% subsidiary of the Parent Bank, through capital in kind.

Ak Finansal Kiralama A.Ş. was established in 1988 for leasing operations and all kinds of agreements and transactions related to these operations.

The London based Sabancı Bank plc was originally established in 1983 for banking operations abroad.

Ak Receivables Corporation and A.R.T.S Ltd. are "Special Purpose Entities" established in July 1998 and November 1998, respectively, in connection with raising long-term financing.

IV. EXPLANATIONS ON FORWARD TRANSACTIONS AND DERIVATIVE INSTRUMENTS:

The major derivative instruments utilized by the Group are currency and interest rate swaps, currency options and currency forwards.

The Group classifies its derivative instruments as "Held-for-hedging" or "Held-for-trading" in accordance with "Turkish Accounting Standard for Financial Instruments: Recognition and Measurement"("TAS 39"). Certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, are treated as derivatives "Held-for-trading".

Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts at their contractual values.

Derivative instruments are remeasured at fair value after initial recognition. If the fair value of a derivative financial instrument is positive, it is disclosed under the main account "Financial assets at fair value through profit or loss" in "Trading derivative financial instruments" and if the fair value difference is negative, it is disclosed under "Trading derivative financial liabilities". Differences in the fair value of trading derivative instruments are accounted under "trading income/loss" in the income statement. The fair values of the derivative financial instruments are calculated using quoted market prices or by using discounted cash flow models.

V. EXPLANATIONS ON INTEREST INCOME AND EXPENSE:

Interest income and expenses are recognized in the income statement on an accrual basis. The Group ceases accruing interest income on non-performing loans and any interest income accruals from such loans are reversed and no income is accounted until the collection is made according to the related regulation.

VI. EXPLANATIONS ON FEE AND COMMISSION INCOME AND EXPENSES :

All fees and commission income/expenses are recognized on an accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Borrowing fees and commission expenses paid to other financial institutions are recognized as operational costs and recorded using the "Effective interest method". Contract based fees or fees received in return for services such as the purchase and sale of assets on behalf of a third party or legal person are recognized as income at the time of collection.

VII. EXPLANATIONS ON FINANCIAL ASSETS

The Group categorizes its financial assets as "Fair value through profit/loss", "Available-for-sale", "Loans and receivables" or "Held-to-maturity". Sale and purchase transactions of the financial assets mentioned above are recognized at the "Settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Group management, taking into consideration the purpose of the investment.

a. Financial assets at the fair value through profit or loss:

This category has two sub categories: "Trading financial assets" and "Financial assets designated at fair value through profit/loss at initial recognition."

Trading financial assets are financial assets which were either acquired for generating a profit from short-term fluctuations in prices or dealers' margin, or are financial assets included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading financial assets are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading financial assets are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. All gains and losses arising from these valuations are reflected in the income statement. Interest earned while holding trading financial assets is reported as interest income and dividends received are included separately in dividend income.

Derivative financial assets are classified as trading purpose financial assets unless they are used for hedging purposes. The accounting of derivative financial assets is explained in Note IV of Section Three.

The Group has no financial assets designated as financial assets at fair value through profit or loss.

VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

b. Financial assets available-for-sale:

Financial assets available-for-sale consist of financial assets other than "Loan and receivables", "Held-to-maturity" and "Financial assets at fair value through profit or loss".

Debt securities classified as available-for-sale financial assets are subsequently remeasured at fair value. "Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are recognized in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

Available-for-sale equity securities that have a quoted market price in an active market and whose fair values can be reliably measured are carried at fair value. Available-for-sale equity securities that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at cost, less provision for impairment.

c. Loan and receivables:

Financial assets that are originated by the Group by providing money, services or goods to borrowers are categorized as loans and receivables. Loans and receivables originated by the Group are carried initially at cost and subsequently recognized at the amortized cost value calculated using the "Effective yield method". The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectibility of any receivable is identified as limited or doubtful by the management through assessments and estimates, the Group provides general and specific provisions for these loans and receivables in accordance with the "Communiqué Related to Principles and Procedures on Determining the Qualifications of Banks' Loans and Other Receivables and the Provision for These Loans and Other Receivables" published in the Official Gazette dated 1 November 2006, No.26333. Provision expenses are deducted from the net income of the period. If there is a subsequent collection from a receivable that was already provisioned in the previous years, the recovery amount is classified under "Other operating income". If a receivable is collected which is provisioned in the same year, it is deducted from the "Provisions for loan losses and other receivables". Uncollectible receivables are written-off after all the legal procedures are finalized.

d. Held-to-maturity financial assets:

Held-to-maturity financial assets are assets that are not classified under "Loans and receivables" with fixed maturities and fixed or determinable payments where management has the intent and ability to hold the financial assets to maturity. Held-to-maturity financial assets are initially recognized at cost, and subsequently carried at "Amortized cost" using the "Effective yield method"; interest earned whilst holding held-to-maturity securities is reported as interest income. Interest income from held-to-maturity financial assets is reflected in the income statement.

There are no financial assets previously classified as held-to-maturity but which cannot be subject to this classification for two years due to the contradiction of classification principles.

VIII. EXPLANATIONS ON IMPAIRMENT OF FINANCIAL ASSETS:

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the "Effective yield method", or the fair value if one exists, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and this is charged against the income for the year.

IX. EXPLANATIONS ON OFFSETTING FINANCIAL ASSETS:

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when the Group has a legally enforceable right to offset the recognized amounts and there is an intention to collect/pay the related financial assets and liabilities on a net basis, or to realize the asset and settle the liability simultaneously.

X. EXPLANATIONS ON SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS:

Securities subject to repurchase agreements ("Repos") are classified as "Financial assets at fair value difference through profit or loss", "Available-for-sale securities" and "Held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio of the Group to which they belong. Funds obtained under repurchase agreements are accounted under "Funds provided under repurchase agreements" in liability accounts and differences between the sale and repurchase prices determined by these repurchase agreements are accrued evenly over the life of the repurchase agreement using the "Effective yield method."

Funds given against securities purchased under agreements to resell ("Reverse repos") are accounted under "Receivables from reverse repurchase agreements" in the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the "Effective yield method". The Group has no securities lending transactions.

XI. EXPLANATIONS ON ASSETS HELD FOR RESALE AND DISCONTINUED OPERATIONS:

The Group has no discontinued operations.

Assets held-for-resale consist of tangible assets that were acquired due to non-performing receivables, and are accounted in the financial statements in accordance with the "Communiqué Regarding the Principles and Procedures for the Disposals of Immovables and Commodities Acquired due to Receivables and for Trading of Precious Metal" published in the Official Gazette dated 1 November 2006, No.26333.

XII. EXPLANATIONS ON GOODWILL AND OTHER INTANGIBLE ASSETS:

As of 30 June 2007 and 31 December 2006, the Group has no goodwill.

Intangible assets are measured at cost on initial recognition and any directly attributable costs of setting the asset to work for its intended use are included in the initial measurement. Subsequently, intangible assets are carried at historical costs after the deduction of accumulated depreciation and the provision for value decreases.

Intangibles are amortized over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses necessary to utilize the economic benefit from the asset.

XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT:

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting the asset in working order for its intended use are included in the initial measurement. Subsequently, property and equipment is carried at cost less accumulated depreciation and provision for value decrease.

Depreciation is calculated over the cost of property and equipment using the straight-line method over estimated useful lives. The estimated useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item will remain in property and equipment.

Where the carrying amount of an asset is greater than its estimated "Recoverable amount", it is written down immediately to its "Recoverable amount" and the provision for the diminution in value is charged to the income statement.

Gains and losses on the disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditures for the repair and renewal of property and equipment are recognized as expense. The capital expenditures incurred in order to increase the capacity of the tangible asset or to increase the future benefit of the asset are capitalized on the cost of the tangible asset. Capital expenditures include the cost components that increase the useful life, or the capacity of the asset, increase the quality of the product or decrease the costs.

XIV. EXPLANATIONS ON LEASING TRANSACTIONS:

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the "Lower of the fair value of the leased asset or the present value of the lease installments that are going to be paid for the leased asset". Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a "Provision for value decrease" is recognized. Liabilities arising from the leasing transactions are included in "Finance lease payables" in the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement.

The Group performs financial leasing operations as a "Lessor" through Ak Finansal Kiralama A.Ş. which is a consolidated subsidiary. The asset subject to the financial leasing is presented in the balance sheet as receivable equal to the net leasing amount. Interest income is recognized over the term of the lease using the net investment method which reflects a constant periodic rate of return and the unearned portion is followed under unearned interest income account.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the terms of the related contracts.

XV. EXPLANATIONS ON PROVISIONS AND CONTINGENT LIABILITIES:

Provisions and contingent liabilities are accounted in accordance with, "Turkish Accounting Standard for Provisions, Contingent Liabilities and Contingent Assets" ("TAS 37").

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognized in the same period of occurrence in accordance with the matching principle. When the amount of the obligation cannot be estimated and there is no possibility of an outflow of resources from the Group, it is considered that a "Contingent" liability exists and it is disclosed in the related notes to the financial statements.

XVI. CONTINGENT ASSETS:

Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. Contingent assets are disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in which the change occurs.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

a. Employment termination benefits and vacation rights:

Obligations related to employment termination and vacation rights are accounted for in accordance with "Turkish Accounting Standard for Employee Rights" ("TAS 19") and are classified under the "Reserve for Employee Rights" account in the balance sheet.

Under the Turkish Labor Law, the Group is required to pay a specific amount to the employees who have retired or whose employment is terminated other than the reasons specified in the Turkish Labor Law. The reserve for employment termination benefits represents the present value of the estimated total reserve for the future probable obligation of the Group arising from this liability.

b. Retirement rights:

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law numbered 506, article No.20. The financial statements of the Pension Fund have been audited by an independent actuary in accordance with the 38th article of the Insurance Supervisory Law and the "Actuarial Regulation" based on the same article.

On 1 November 2005, temporary 23rd article paragraph 1 of the Banking Law No.5411 ("Banking Law") published in the Official Gazette No.25983 requires the transfer of the pension funds of the banks to the Social Security Institution within three years following the publication date. In accordance with the Banking Law, the actuarial calculation of the liability should be performed by a commission including representatives from various institutions. The specified liability will be paid in annual equal installments for a period not exceeding 15 years. However, the President of the Turkish Republic applied to the Constitutional Court on 2 November 2005 for the abrogation of the related article of Banking Law, and this article was abrogated with the decision no E. 2005/39, K. 2007/33 dated 22 March 2007, which was published in the Official Gazette No.26479 dated 31 March 2007, and its execution was annulled as of the publication date of the decision.

According to the technical balance sheet report prepared using the technical interest rate of 10,24% in accordance with the written decree published by the Council of Ministers in the Official Gazette dated 15 December 2006 No.26377 for the purpose of determining principles and procedures to be applied during the transfer, the "Pension Fund" has no technical or actuarial deficit as of 31 December 2006. In addition, the Bank's management envisions that the liability amount to be calculated during the probable transfer within the framework stated above will be commensurate with the assets of the Fund and will not bring any burden for the Bank.

Moreover, in accordance with the 58th and temporary 7th articles of Banking Law, it is prohibited for banks to transfer funds for closing deficits of related pension funds as of 1 January 2008.

The BRSA has issued an opinion stating that the annulment of temporary 23rd article paragraph 1 of the Banking Law, envisioning the transfer of banks' pension funds to SSI, would not change the measurement principles methods currently applied and explained above.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVIII. EXPLANATIONS ON TAXATION:

a. Current tax:

Turkish Tax Legislation does not permit a parent bank and its subsidiaries to file a consolidated tax return. Therefore, a provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

On 21 June 2006, "Corporate Tax Law" No.5520 ("New Tax Law") was published in the Official Gazette, No.26205. Many clauses of the New Tax Law are effective from 1 January 2006. According to the New Tax Law, the corporate tax rate is 20% beginning from 1 January 2006. Corporate tax is calculated on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 20% on their corporate income. Advance tax is declared by the 14th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations which is for the current period is credited against the annual corporation tax calculated on their annual corporate income in the following year. Despite the offset, if there is temporary prepaid tax remaining, this balance can be refunded or used to offset any other financial liabilities to the government.

A 75% portion of the capital gains derived from the sale of equity investments and immovable properties held for at least two years is tax exempt, if such gains are added to paid-in capital or held in a special fund account under liability for five years.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 25th day of the following fourth month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which time period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

b. Deferred tax:

The Group calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with "Turkish Accounting Standard for Income Taxes" ("TAS 12") and the related decrees of the BRSA concerning income taxes. In the deferred tax calculation, the enacted tax rate, in accordance with the tax legislation, is used as of the balance sheet date.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVIII. EXPLANATIONS ON TAXATION (CONTINUED):

Deferred tax liabilities are recognized for all resulting temporary differences whereas deferred tax assets resulting from temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax assets can be utilized.

According to TAS 12, deferred taxes and liabilities resulting from different subsidiaries subject to consolidation are not presented as net, rather they are presented separately as assets and liabilities in the financial statements.

XIX. EXPLANATIONS ON BORROWINGS:

Trading financial liabilities and derivative instruments are carried at their fair values and other financial liabilities are carried at amortized cost using the effective yield method.

XX. EXPLANATIONS ON ISSUANCE OF SHARE CERTIFICATES:

Transaction costs regarding the issuance of share certificates are at an immaterial level.

The distribution of profit for the period 1 January-31 December 2006, resolved at the General Assembly Meeting, is explained in Note VI.b of Section One.

On 9 January 2007, the Bank increased its paid-in capital by YTL200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9,5 for each share amounting in total to YTL1.900.000. With this transaction the Bank's paid-in capital increased by YTL200.000 from YTL2.200.000 to YTL2.400.000, and the remaining YTL1.700.000 has been accounted under shareholder's equity as "Share Premium".

On 25 June 2007, the paid-in capital of the Bank was increased by YTL600.000 from YTL2.400.000 to YTL3.000.000. YTL296.002 of the increase was met by extraordinary reserves, YTL7.995 was met by real estate and participation share sale profits, and YTL296.003 was met by inflation adjustment difference which is in the equity reserves.

XXI. EXPLANATIONS ON AVALIZED DRAFTS AND ACCEPTANCES:

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

XXII. EXPLANATIONS ON GOVERNMENT GRANTS:

As of 30 June 2007 and 31 December 2006, there is no government grant for the Group.

XXIII. EXPLANATIONS ON SEGMENT REPORTING:

Field of activity is a distinguishable part involved with a single product or service or interrelated products or services activity that are subject to risks and returns that are different from those of other fields of activity. Reporting according to the field of activity is presented in Note VIII of Section Four.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XXIV. PROFIT RESERVES AND PROFIT APPROPRIATION:

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Group is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit.

According to the Turkish Commercial Code, legal reserves can only be used to compensate accumulated losses and cannot be used for other purposes unless they exceed 50% of paid-in capital.

XXV. EARNINGS PER SHARE:

Earnings per share disclosed in the income statement are calculated by dividing net profit for the year to the weighted average number of shares outstanding during the period concerned.

	Current Period 30 June 2007	Prior Period 30 June 2006
Distributable Net Profit to Common Shares	1.201.175	892.918
Average Number of Issued Common Shares (Thousand)	300.000.000	275.000.000
Earnings Per Share (Amounts presented as full YTL)	0,00400	0,00325

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them a retroactive effect for the year in which they were issued and for each earlier period.

As of 30 June 2007, there are 60.000.000.000 bonus shares (31 December 2006: 39.999.945.600).

XXVI. RELATED PARTIES

Parties defined in the subsection 2, article 49 of the Banking Law No.5411, Bank's senior management, and board members are deemed as related parties. Transactions regarding related parties are presented in Note VI of Section Five.

XXVII. CASH AND CASH EQUIVALENT ASSETS:

For the purposes of the cash flow statement, cash includes cash effectives, cash in transit, purchased checks and demand deposits including balances with the Central Bank; and cash equivalents include interbank money market placements and time deposits at banks with original maturity periods of less than three months.

XXVIII. RECLASSIFICATIONS

Due to the adjustments made in accordance with the first time adoption of TAS, which are explained in details in Note I.c of this section and where necessary, comparative figures of 31 December 2006 and 30 June 2006, have been reclassified to conform to changes in presentation in the current period.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION OF THE GROUP

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO:

a. The Group's and Parent Bank's capital adequacy ratios are 19,22% (31 December 2006: 20,10%) and 19,35% (31 December 2006: 20,67%) respectively. These rates are considerably above the minimum rate specified by the related regulation.

b. For the calculation of the capital adequacy ratio, the Group classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighed assets" which is the sum of "Market risk on securities" and the "Group's currency risk". The following tables present the classifications of "Risk weighed assets of the Group and the Parent Bank" and the calculation of "shareholders' equity" for the capital adequacy ratio calculation.

c. Information related to consolidated capital adequacy ratio:

	Risk Weights							
	Parent Bank				Consolidated			
	0%	20%	50%	100%	0%	20%	50%	100%
Amount Subject to Credit Risk								
Balance Sheet Items (Net)	30.891.531	1.136.525	-	34.363.005	31.596.057	1.778.877	-	36.333.392
Cash	389.128	3.310	-	-	398.843	3.310	-	-
Maturated Marketable Securities	-	-	-	-	-	-	-	-
The Central Bank of the Republic of Turkey	649.683	-	-	-	649.683	-	-	-
Domestic, Foreign Banks, Foreign Head Offices and Branches	-	1.103.509	-	260.323	-	1.738.408	-	260.423
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Transactions	-	-	-	-	1.433	-	-	-
Reserve Requirements with the Central Bank of the Republic of Turkey	2.615.103	-	-	-	2.615.103	-	-	-
Loans	1.044.841	-	-	31.818.153	1.044.841	-	-	34.019.662
Non-Performing Receivables (Net)	-	-	-	-	-	-	-	-
Lease Receivables	-	-	-	-	-	-	-	569.679
Available-for-sale Financial Assets	19.524.558	-	-	5.578	20.180.428	-	-	24.280
Held-to-maturity Investments	-	-	-	-	-	-	-	-
Receivables From the Disposal of Assets	-	-	-	1.655	-	-	-	1.655
Miscellaneous Receivables	-	-	-	35.281	-	-	-	53.676
Interest and Income Accruals	1.392.246	29.706	-	490.877	1.419.179	37.159	-	532.738
Investments in Associates, Subsidiaries and Joint Ventures (Net)	-	-	-	924.893	-	-	-	-
Fixed Assets	-	-	-	695.924	-	-	-	710.734
Other Assets	5.275.972	-	-	130.321	5.286.547	-	-	160.545
Off Balance Sheet Items	83.626	1.364.574	861.417	5.539.781	83.626	1.410.555	874.817	4.511.620
Non-cash Loans and Commitments	83.626	1.241.779	861.417	5.487.860	83.626	1.173.555	874.817	4.459.699
Derivative Financial Instruments	-	122.795	-	51.921	-	237.000	-	51.921
Non-risk Weighted Accounts	-	-	-	-	-	-	-	-
Total Risk Weighted Assets	**30.975.157**	**2.501.099**	**861.417**	**39.902.786**	**31.679.683**	**3.189.432**	**874.817**	**40.845.012**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

d. Summary information related to consolidated capital adequacy ratio:

	Parent Bank		Consolidated	
	Current Period 30 June 2007	Prior Period 31 December 2006	Current Period 30 June 2007	Prior Period 31 December 2006
Amount Subject to Credit Risk ("ASCR")	40.833.715	33.866.537	41.920.307	35.345.774
Amount Subject to Market Risk ("ASMR")	3.422.750	1.053.913	3.207.175	1.345.313
Amount Subject to Operational Risk ("ASOR") (*)	6.353.354	-	6.487.741	-
Shareholders' Equity	9.792.256	7.219.567	9.921.722	7.373.310
Shareholders' Equity (ASCR+ASMR+ASOR) *100	19,35	20,67	19,22	20,10

(*) "Amount Subject to Operational Risk" is calculated for the first time on 30 June 2007, according to the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio", published in the Official Gazette No.26333 dated 1 November 2006 which is applicable from 1 June 2007.

e. Information about consolidated shareholders' equity items:

	Current Period 30 June 2007	Prior Period 31 December 2006
CORE CAPITAL		
Paid-in capital	3.000.000	2.200.000
Nominal Capital	3.000.000	2.200.000
Capital Commitments (-)	-	-
Inflation Adjustment to Share Capital	1.905.892	2.201.895
Share Premium	1.700.000	-
Share Cancellation Profits	-	-
Legal Reserves	526.433	382.801
First Legal Reserve (Turkish Commercial Code 466/1)	321.269	238.803
Second Legal Reserve (Turkish Commercial Code 466/2)	205.164	143.998
Other Legal Reserves per Special Legislation	-	-
Status Reserves	-	-
Extraordinary Reserves	1.316.388	840.704
Reserves Allocated by the General Assembly	1.310.787	816.263
Retained Earnings	-	-
Accumulated Loss	-	-
Foreign Currency Share Capital Exchange Difference	5.601	24.441
Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves and Minority Rights	92.494	102.070
Profit	1.184.651	1.586.124
Net Income for the Period	1.201.175	1.580.145
Prior Period Profit	(16.524)	5.979
Provisions for Possible Risks up to 25% of Core Capital	-	-
Profit on Disposal of Associates, Subsidiaries and Immovables to be Transferred to Share Capital	-	-
Primary Subordinated Loans up to 15% of Core Capital.	-	-
Uncovered Portion of Loss with Reserves (-)	-	-
Net Current Period Loss	-	-
Prior Period Loss	-	-
Leasehold Improvements (-)	8.416	9.830
Prepaid Expenses (-)	22.427	22.513
Intangible Assets (-)	21.839	25.006
Deferred Tax Asset Amount Exceeding 10% of Core Capital (-)	-	-
Limit Exceeding Amount Regarding the Third Clause of the Article 56 of the Law (-)	-	-
Consolidation Goodwill (net)	-	-
Total Core Capital	**9.725.858**	**7.313.594**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

	Current Period 30 June 2007	Prior Period 31 December 2006
SUPPLEMENTARY CAPITAL		
General Provisions	249.662	193.378
45% of the Movables Revaluation Fund	-	-
45% of the Immovables Revaluation Fund	-	-
Bonus Shares of Investment in Associates, Subsidiaries and Joint Ventures	-	-
Primary Subordinated Loans That are not Considered in the Calculation of Core Capital	-	-
Secondary Subordinated Loans	-	-
45% Of Marketable Securities Valuation Fund	16.742	(58.054)
From Investments in Associates And Subsidiaries	1.096	2.554
From Available-for-Sale Financial Assets	15.646	(60.608)
Inflation Adjustment to Capital Reserve, Profit Reserve and Prior Years' Income or Loss (Except Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves)	-	-
Total Supplementary Capital	**266.404**	**135.324**
TIER III CAPITAL	-	-
CAPITAL	**9.992.262**	**7.448.918**
DEDUCTIONS FROM THE CAPITAL	**70.540**	**75.608**
Shares in Unconsolidated Banks and Financial Institutions	17.858	18.259
The Secondary Subordinated Loans Extended to Banks, Financial Institutions (Domestic or Foreign) or Significant Shareholders of the Bank and the Debt Instruments That Have Primary or Secondary Subordinated Loan Nature Purchased from Them	-	-
Shares of Banks and Financial Institutions that Equity Method Applied but Assets and Liabilities are not Consolidated	-	-
Loans Extended as Contradictory to the Articles 50 And 51 of The Law	-	-
Net Book Value of Immovables Obtained Against Bank's Receivables that Must be Disposed According to Article 57 of the Banking Law which Could not be Disposed Although Five Years Have Passed Since the Acquisition Date	-	-
Other	-	-
Total Shareholders' Equity	**9.921.722**	**7.373.310**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON CREDIT RISK :

a. Credit risk is the risk that the counterparties may be unable to meet the terms of their agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. Credit risks are determined for each individual customer, enterprise, business group and risk groups separately. While determining credit risk, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structure are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information in accordance with the related legislation. Previously determined credit limits are constantly revised according to changing conditions. The type and amount of collateral and guarantees to be obtained are specified on a customer basis during the determination of credit limits.

During loan extensions, limits determined on a customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

b. The Group's banking activities in foreign countries and credit transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Group as an active participant in the national and international banking market is not exposed to a significant credit risk. As seen in the Group's balance sheet, the ratio of loans under follow-up to total loans is as low as 2,1% (31 December 2006: 1,9%) and a 100% provision has been provided.

c. The Group provided a general provision amounting to YTL249.662 (31 December 2006: YTL193.378).

III. EXPLANATIONS ON MARKET RISK:

The Group considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Group's market risk position is calculated and reported to the ERC members daily and weekly. The table below shows how the market risk as of 30 June 2007 is calculated in accordance with Section Three of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio", published in the Official Gazette No.26333 dated 1 November 2006, "Calculation of Market Risk with Standard Method".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON MARKET RISK (CONTINUED):

a. Information on Market Risk:

	Balance
(I) Capital to be Employed for General Market Risk - Standard Method	194.119
(II) Capital to be Employed for Specific Risk - Standard Method	429
(III) Capital to be Employed for Currency Risk - Standard Method	62.026
(IV) Capital to be Employed for Commodity Risk - Standard Method	-
(V) Capital to be Employed for Exchange Risk - Standard Method	-
(VI) Capital to be Employed for Market Risk Due to Options - Standard Method	-
(VII) Total Capital to be Employed for Market Risk for Banks Applying Risk Measurement Model	-
(VIII) Total Capital to be Employed for Market Risk (I+II+III+IV+V+VI)	256.574(*)
(IX) Amount Subject to Market Risk (12,5xVIII) or (12,5xVII)	3.207.175(*)

(*) Of the "Amount subject to market risk", only YTL256.574 (8% of YTL3.207.175) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Note II of Section Four. YTL256.574 is the minimum amount of capital that can mitigate the mentioned risk.

IV. EXPLANATIONS ON OPERATIONAL RISK:

The "Basic indicator method" is used in the operational risk calculation of the Group. The amount subject to the operational risk is calculated through the use of the gross income of the Group in 2006, 2005, and 2004 in accordance to the "Calculation of the Operational Risk" applicable from 1 June 2007, which is the 4th part of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio" published in the Official Gazette No.26333 dated 1 November 2006. Not all of the YTL6.487.741 used in the calculation of operational risk in the scope of "Capital adequacy standard ratio" stated in Note II of this section, but only the YTL519.019, corresponding to the 8%, represents the operational risk to be exposed to. YTL519.019 also represents the minimum capital amount required to remove the related risk.

V. EXPLANATIONS ON CURRENCY RISK:

The difference between the Group's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. The Bank keeps the foreign exchange exposure amount within the limits set by the ERC. The Board, taking into account the recommendations by the ERC, sets a limit for the size of a foreign exchange exposure, which is closely monitored by ALCO. Those limits are individually determined and followed for both the net overall foreign currency position and for the foreign exchange exposure. Derivative financial instruments like forward foreign exchange contracts and currency swaps are used as tools for foreign exchange exposure management.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON CURRENCY RISK (CONTINUED):

The Parent Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date are presented below:

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,3100	YTL1,7657	YTL1,0616
1. Day bid rate	YTL1,2900	YTL1,7367	YTL1,0489
2. Day bid rate	YTL1,2900	YTL1,7335	YTL1,0516
3. Day bid rate	YTL1,2800	YTL1,7235	YTL1,0375
4. Day bid rate	YTL1,2700	YTL1,7090	YTL1,0250
5. Day bid rate	YTL1,2700	YTL1,7017	YTL1,0252

The simple arithmetic average of the Parent Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are presented in the table below:

USD : YTL1,2910
Euro : YTL1,7336
Yen : YTL1,0558

As of 31 December 2006

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,4150	YTL1,8638	YTL1,1897

Information related to Group's Currency Risk: (Thousand YTL)

The table below summarizes the Group's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currency indexed assets, classified as Turkish lira assets according to the Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. The table below summarizes the Group's exposure to foreign currency exchange rate risk, categorized by currency. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Group's real position, both in financial and economic terms, is presented in the table below:

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON CURRENCY RISK (CONTINUED):

	Euro	USD	Yen	Other	Total
Current Period – 30 June 2007					
Assets					
Cash Equivalents and Central Bank	2.444.193	74.122	145	16.076	
Banks and Other Financial Institutions	429.743	1.239.362	20.739	280.257	
Financial Assets at Fair Value through Profit or Loss (Net)	853.126	4.588.332	-	-	5.441.458
Interbank Money Market Placements	-	-	-	-	-
Available-for-sale Financial Assets (Net)	1.345.582	4.232.304	-	-	
Loans	4.909.163	8.352.327	4.541	70.155	13.336.186
Investments in Associates, Subsidiaries and Joint Ventures	34	-	-	-	34
Held-to-maturity Investments (Net)	-	-	-	-	-
Hedging Derivative Financial Assets	-	-	-	-	-
Tangible Assets (Net)	2.064	2.734	-	-	4.798
Intangible Assets (Net)	380	-	-	-	380
Other Assets	267.278	144.649	3	1.017	412.947
Total Assets	**10.251.563**	**18.633.830**	**25.428**	**367.505**	**29.278.326**
Liabilities					
Bank Deposits	29.778	47.334	2	2.882	79.996
Foreign Currency Deposits	7.295.959	11.180.538	22.066	781.339	19.279.902
Funds from Interbank Money Market	319.228	7.845	-	4.190	331.263
Borrowings	1.813.602	7.606.769	258	7.448	9.428.077
Issued Marketable Securities (Net)	-	-	-	-	-
Miscellaneous Payables	13.562	6.991	228	3.252	24.033
Hedging Derivative Financial Liabilities	-	-	-	-	-
Other Liabilities	108.556	148.865	1.488	9.556	268.465
Total Liabilities	**9.580.685**	**18.998.342**	**24.042**	**808.667**	**29.411.736**
Net on Balance Sheet Position	**670.878**	**(364.512)**	**1.386**	**(441.162)**	**(133.410)**
Net off-Balance Sheet Position (**)	**(622.615)**	**229.203**	**(948)**	**488.030**	**93.670**
Financial Derivative Assets	2.600.206	2.294.522	54.209	642.317	5.591.254
Financial Derivative Liabilities	3.222.821	2.065.319	55.157	154.287	5.497.584
Non-cash Loans		1.061.422	73.637	36.335	1.913.235
Prior Period - 31 December 2006					
Total Assets	9.373.763	17.538.243	3.294	440.835	27.356.135
Total Liabilities	8.727.639	17.455.586	4.373	956.073	27.143.671
Net on-Balance Sheet Position	646.124	82.657	(1.079)	(515.238)	212.464
Net off-Balance Sheet Position (**)	(636.418)	(1.730)	559	616.368	(21.221)
Financial Derivative Assets	2.543.113	2.035.411	36.515	1.116.559	5.731.598
Financial Derivative Liabilities	3.179.531	2.037.141	35.956	500.191	5.752.819
Non-cash Loans	669.487	1.034.913	80.181	35.994	1.820.575

(*) Of the "Other FC" total assets amounting to YTL367.505 (31 December 2006: YTL440.835), YTL323.479 is in English pounds (31 December 2006: YTL402.668), and YTL16.892 in Swiss francs (31 December 2006: YTL18.231). Of the total liabilities amounting to YTL808.667 (31 December 2006: YTL956.073) YTL638.335 is in English pounds (31 December 2006: YTL791.004) and YTL46.887 is in Swiss francs (31 December 2006:YTL50.247).

(**) Presents the net balance of receivables and payables from derivative transactions. Foreign Exchange spot dealings shown under "Asset purchase commitments" in the financial statements, are included in the net off-balance sheet position.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK:

"Interest rate risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Group. The ERC sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In the case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Group manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, or varying the rates for the short- or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

Current Period – 30 June 2007	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non Interest Bearing	Total
Assets							
Cash Equivalents and Central Bank	2.661.722	-	-	-	-	1.051.837	**3.713.559**
Banks and Other Financial Institutions	1.543.639	143.158	-	-	-	315.746	**2.002.543**
Financial Assets at Fair Value Through Profit or Loss (Net)	14.520	2.110.175	3.021.618	18.369	368.771	7.114	**5.540.567**
Interbank Money Market Placements	1.433	-	-	-	-	-	**1.433**
Available-for-sale Financial Assets (Net)	1.123.376	5.612.641	1.454.508	2.045.832	11.106.110	6.631	**21.349.098**
Loans	13.566.181	5.468.443	5.543.790	5.282.433	5.733.015	-	**35.593.862**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-
Other Assets	75.983	58.982	60.627	109.848	310.874	961.490	**1.577.804**
Total Assets	**18.986.854**	**13.393.399**	**10.080.543**	**7.456.482**	**17.518.770**	**2.342.818**	**69.778.866**
Liabilities							
Bank Deposits	1.504.501	171.956	4.367	1.093	-	139.225	**1.821.142**
Other Deposits	27.138.727	4.716.735	788.839	619.376	239.068	6.972.044	**40.474.789**
Funds from Interbank Money Market	5.310.815	283.832	190	249.590	69.638	-	**5.914.065**
Miscellaneous Payables	-	-	-	-	-	831.661	**831.661**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	2.412.802	6.167.704	459.646	437.700	121.961	-	**9.599.813**
Other Liabilities (*)	48.455	24.603	24.098	32.998	80.643	10.926.599	**11.137.396**
Total Liabilities	**36.415.300**	**11.364.830**	**1.277.140**	**1.340.757**	**511.310**	**18.869.529**	**69.778.866**
Balance Sheet Long Position	-	2.028.569	8.803.403	6.115.725	17.007.460	-	**33.955.157**
Balance Sheet Short Position	(17.428.446)	-	-	-	-	(16.526.711)	**(33.955.157)**
Off-balance Sheet Long Position	2.128.179	304.079	75.272	126.988	-	-	**2.634.518**
Off-balance Sheet Short Position	-	-	-	-	(2.840.938)	-	**(2.840.938)**
Total Position	**(15.300.267)**	**2.332.648**	**8.878.675**	**6.242.713**	**14.166.522**	**(16.526.711)**	**(206.420)**

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period - 31 December 2006	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non Interest Bearing	Total
Assets							
Cash Equivalents and Central Bank	2.692.777	-	-	-	-	1.864.592	**4.557.369**
Banks and Other Financial Institutions	2.492.109	71.637	32	-	-	256.787	**2.820.565**
Financial Assets at Fair Value through Profit or Loss (Net)	45.983	2.221.491	4.164.362	24.326	200.357	47.765	**6.704.284**
Interbank Money Market Placements	9	-	-	-	-	-	**9**
Available-for-sale Financial Assets (Net)	1.262.363	4.438.133	3.045.370	2.290.726	3.459.070	5.631	**14.501.293**
Loans	11.954.920	4.867.672	4.892.628	3.804.719	4.792.711	-	**30.312.650**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-
Other Assets	69.124	34.446	50.939	96.604	264.832	908.036	**1.423.981**
Total Assets	**18.517.285**	**11.633.379**	**12.153.331**	**6.216.375**	**8.716.970**	**3.082.811**	**60.320.151**
Liabilities							
Bank Deposits	1.264.872	370.212	1.307	7.063	-	105.899	**1.749.353**
Other Deposits	20.381.645	5.698.937	939.161	908.114	185.544	6.095.967	**34.209.368**
Funds from Interbank Money Market	5.005.121	71.903	87.116	40.756	74.396	-	**5.279.292**
Miscellaneous Payables	-	-	-	-	-	797.639	**797.639**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	1.889.418	6.564.008	595.324	811.362	78.682	-	**9.938.794**
Other Liabilities (*)	30.163	25.904	25.699	33.809	54.362	8.175.768	**8.345.705**
Total Liabilities	**28.571.219**	**12.730.964**	**1.648.607**	**1.801.104**	**392.984**	**15.175.273**	**60.320.151**
Balance Sheet Long Position	-	-	10.504.724	4.415.271	8.323.986	-	**23.243.981**
Balance Sheet Short Position	(10.053.934)	(1.097.585)	-	-	-	(12.092.462)	**(23.243.981)**
Off-balance Sheet Long Position	1.513.737	642.941	60.268	-	-	-	**2.216.946**
Off-balance Sheet Short Position	-	-	-	(290.178)	(1.928.625)	-	**(2.218.803)**
Total Position	**(8.540.197)**	**(454.644)**	**10.564.992**	**4.125.093**	**6.395.361**	**(12.092.462)**	**(1.857)**

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing".

b. Effective average interest rates for monetary financial instruments %:

Average interest rates in the above tables are the weighted average rates of the related balance sheet items.

Current Period – 30 June 2007	Euro	USD	Yen	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,97	2,53	-	13,12
Banks and Other Financial Institutions	4,46	5,35	-	19,25
Financial Assets at Fair Value through Profit or Loss (Net)	5,77	7,27	-	19,17
Interbank Money Market Placements	-	-	-	17,62
Available-for-sale Financial Assets (Net)	6,25	6,54	-	18,89
Loans	5,40	6,99	2,37	22,13
Held-to-maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	3,58	5,40	-	19,18
Other Deposits	2,80	3,98	0,03	15,32
Funds From Interbank Money Market	-	-	-	17,83
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	4,50	6,09	1,72	15,72

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period - 31 December 2006	Euro	USD	Yen	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,73	2,52	-	13,12
Banks and Other Financial Institutions	3,39	5,24	-	18,45
Financial Assets at Fair Value through Profit or Loss (Net)	5,35	6,93	-	17,85
Interbank Money Market Placements	-	-	-	17,90
Available-for-sale Financial Assets (Net)	4,94	7,31	-	18,20
Loans	5,06	7,10	4,12	22,23
Held-to-maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	3,65	5,50	-	18,98
Other Deposits	2,63	4,31	0,02	15,47
Funds From Interbank Money Market	3,65	-	-	18,22
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	4,11	6,14	-	15,65

VII. EXPLANATIONS ON LIQUIDITY RISK:

Liquidity risk arises from the mismatching of maturities of assets and liabilities. The Group balances maturities of the related assets and liabilities according to specific criteria and keeps the mismatching of maturities under control. A major objective of the Group's asset and liability management is to ensure that sufficient liquidity is available to meet the Group's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds a sufficient amount of short-term funds. The Group also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In the case of high market fluctuations, daily reporting and analyses on transaction basis are made.

The most important funding resources of the Group are the shareholders' equity, the diversified and steady deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and the maturities of a large portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VII. EXPLANATIONS ON LIQUIDITY RISK (CONTINUED):

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Unallocated (*)	Total
Current Period – 30 June 2007								
Assets								
Cash Equivalents and Central Bank	3.666.939	46.620	-	-	-	-	-	**3.713.559**
Due From Banks and Other Financial Institutions	315.746	1.543.639	143.158	-	-	-	-	**2.002.543**
Financial Assets at Fair Value through Profit or Loss (Net)	7.114	5.713	32.182	40.683	2.996.477	2.458.398	-	**5.540.567**
Interbank Money Market Placements	-	1.433	-	-	-	-	-	**1.433**
Available-for-sale Financial Assets (Net)	6.631	6.362	2.054.894	1.349.272	2.347.461	15.584.478	-	**21.349.098**
Loans	-	7.290.219	7.431.104	3.038.508	5.343.326	12.490.705	-	**35.593.862**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-	-
Other Assets	91.828	150.490	59.364	61.078	110.600	320.308	784.136	**1.577.804**
Total Assets	**4.088.258**	**9.044.476**	**9.720.702**	**4.489.541**	**10.797.864**	**30.853.889**	**784.136**	**69.778.866**
Liabilities								
Bank Deposits	139.225	1.504.501	171.956	4.367	1.093	-	-	**1.821.142**
Other Deposits	6.972.044	27.138.727	4.716.735	788.839	619.376	239.068	-	**40.474.789**
Borrowings	-	1.065.835	2.344.051	391.229	711.011	5.087.687	-	**9.599.813**
Funds from Interbank Money Market	-	5.310.815	283.832	190	-	319.228	-	**5.914.065**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-	-
Miscellaneous Payables	-	596.827	234.834	-	-	-	-	**831.661**
Other Liabilities (**)	-	436.205	365.340	23.677	73.711	475.401	9.763.062	**11.137.396**
Total Liabilities	**7.111.269**	**36.052.910**	**8.116.748**	**1.208.302**	**1.405.191**	**6.121.384**	**9.763.062**	**69.778.866**
Net Liquidity Gap	**(3.023.011)**	**(27.008.434)**	**1.603.954**	**3.281.239**	**9.392.673**	**24.732.505**	**(8.978.926)**	-
Prior Period - 31 December 2006								
Total Assets	4.893.611	9.414.535	8.520.045	5.427.041	8.496.627	22.801.119	767.173	**60.320.151**
Total Liabilities	6.201.866	27.980.594	6.862.408	1.631.332	3.408.733	7.050.632	7.184.586	**60.320.151**
Net Liquidity Gap	**(1.308.255)**	**(18.566.059)**	**1.657.637**	**3.795.709**	**5.087.894**	**15.750.487**	**(6.417.413)**	-

(*) Assets that are necessary for banking activities and that cannot be liquidated in the short-term, such as fixed and intangible assets, investments, subsidiaries, stationery, pre-paid expenses and loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unallocated" column.

VIII. EXPLANATIONS ON BUSINESS SEGMENTS:

The Group operates in five main business segments including retail banking, corporate and commercial banking, treasury activities, private banking and international banking.

In scope of retail banking, the Group offers a variety of retail services such as deposit accounts, consumer loans, credit cards, insurance products and wealth management services. The Group's line of retail banking products and services also includes bank cards, investment funds trading, automatic payment services, foreign currency trading, safe deposit box rentals, checks, money transfers, investment banking, telephone and internet banking.

Corporate and commercial banking serves financial solutions and banking services to large scale corporate and commercial customers. Among the products and services offered to corporate and commercial customers are New Turkish Lira and foreign currency denominated working capital loans, medium-term financing for investments, foreign trade financing, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, the Group provides timely and permanent solutions for corporate customers' working capital management, delivering cash management services tailored based on customers' requests that include collection and payment services and liquidity and information management. Project finance loans are provided within the context of investment banking activities.

Treasury activities are performed by the Treasury Unit. The Treasury Unit consists of Turkish Lira Fund Group, Foreign Exchange Fund Group, Treasury Marketing Group and Private Products Group. The Turkish Lira Group and Foreign Exchange Fund Group trade in Turkish Lira and foreign currency instruments on a spot and forward basis, and in treasury bills, bonds and other domestic securities together with foreign securities with AAA rating. The Marketing Group carries out marketing activities of treasury products and derivative financial products for customers.

Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions.

International Banking activities are managed by the International Banking Unit. The Group provides services for foreign trade financing, foreign currency and New Turkish Lira clearances, and money transfers through agent financial institutions. The international banking unit serves in fundamental areas such as providing long-term funding opportunities, creating funding facility at lower prices that fully reflect country risk, diversifying funding resources and creating a base of international investors for that purpose.

Other activities include leasing services provided by Ak Finansal Kiralama A.Ş. which is the consolidated subsidiary of the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VIII. EXPLANATIONS ON BUSINESS SEGMENTS (CONTINUED):

Information on business segments as of 30 June 2007 is presented on the following table:

Segment reporting has been prepared for the first time on 30 June 2007 in accordance with the Article 28 of the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" published in the Official Gazette No.26333 dated 1 November 2006.

	Retail Banking	Corporate and Commercial Banking	Treasury	Private Banking	International Banking	Other	Bank's Total Activities
Current Period - 30 June 2007							
Operating Income	1.676.281	463.618	116.012	4.980	40.954	20.656	2.322.501
Other (*)	-	-	-	-	-	-	270.001
Operating Income	1.676.281	463.618	116.012	4.980	40.954	20.656	2.592.502
Profit from Operating Activities	841.972	359.017	185.545	2.319	29.239	14.085	1.432.177
Income from Subsidiaries	-	-	-	-	-	-	11.200
Profit before Tax	-	-	-	-	-	-	1.443.377
Corporate Tax	-	-	-	-	-	-	(244.163)
Minority Rights	-	-	-	-	-	-	1.961
Net Profit for the Period	-	-	-	-	-	-	1.201.175
Segment Assets	16.354.647	21.337.599	28.895.149	129.286	391.256	619.208	67.727.145
Investments in Associates, Subsidiaries and Joint Ventures	-	-	-	-	-	-	17.858
Undistributed Assets	-	-	-	-	-	-	2.033.863
Total Assets	-	-	-	-	-	-	69.778.866
Segment Liabilities	32.143.910	7.130.998	7.749.312	3.281.732	7.272.042	320.436	57.898.430
Undistributed Liabilities	-	-	-	-	-	-	2.117.374
Shareholders' Equity	-	-	-	-	-	-	9.763.062
Total Liabilities	-	-	-	-	-	-	69.778.866
Other Segment Items							
Capital Investment	34.233	1.914	-	-	-	-	36.147
Amortization	(49.628)	(4.684)	(374)	(442)	(148)	-	(55.276)
Non-cash Other Income-Expense	(294.320)	(28.565)	(9.314)	(44)	-	-	(332.243)
Restructuring Costs	-	-	-	-	-	-	-

(*) A detailed explanatory note on the Bank's partial collection of tax receivable, disclosed as other item on the table above amounting to YTL270.001, is presented in Note III.d of Section Five.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS

a. Information related to cash equivalents and the account of the Central Bank of the Republic of Turkey (the "CBRT"):

1. Information on cash equivalents and the account of the CBRT:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Cash/Foreign Currency	224.059	170.036	318.532	213.415
The CBRT	954.497	2.356.908	1.175.759	2.848.907
Other	467	7.592	545	211
Total	**1.179.023**	**2.534.536**	**1.494.836**	**3.062.533**

2. Information related to the account of the CBRT:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Demand Unrestricted Account	8.480	641.203	4.180	1.327.709
Time Unrestricted Account	-	-	-	-
Time Restricted Account	-	-	-	-
Reserve Requirement	946.017	1.715.705	1.171.579	1.521.198
Total	**954.497**	**2.356.908**	**1.175.759**	**2.848.907**

3. Explanation on reserve requirements:

In accordance with "Communiqué Regarding the Reserve Requirements" No. 2005/1 issued by the CBRT, banks operating in Turkey are required to place reserves in the CBRT with a rate of 6% for their YTL liabilities and 11% for USD and/or EUR for their foreign currency liabilities. The CBRT makes quarterly interest payments over the reserve requirements based on the interest rates set. As of 30 June 2007 the corresponding interest rates are for YTL, USD and EUR reserves are 13,12%, 2,53% and 1,97%, respectively.

b. Information on financial assets at fair value through profit or loss:

1. As of 30 June 2007, financial assets at fair value through profit or loss subject to repo transactions amount to YTL1.433 (31 December 2006: YTL393); and those given as collateral/blocked amount to YTL879.463 (31 December 2006: YTL957.320).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Positive differences table related to trading derivative financial assets:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Forward Transactions	9.868	-	11.570	23.206
Swap Transactions	1.502	30.704	6.346	45.666
Futures Transactions	14.868	44	8.544	33
Options	-	-	-	-
Other	-	-	458	-
Total	**26.238**	**30.748**	**26.918**	**68.905**

c. Information on banks and other financial institutions:

1. Information on banks and other financial institutions:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Banks	32.342	1.970.101	31.002	2.789.563
Domestic	161	19.500	1.433	140.687
Foreign	32.181	1.950.601	29.569	2.648.876
Head Quarters and Branches Abroad	-	-	-	-
Other Financial Institutions	100	-	-	-
Total	**32.442**	**1.970.101**	**31.002**	**2.789.563**

d. Information on available-for-sale financial assets, net values:

1. As of 30 June 2007, available-for-sale financial assets subject to repurchase agreements amount to YTL5.761.508 (31 December 2006: YTL5.415.093); and those given as collateral/blocked amount to YTL529.740 (31 December 2006: YTL485.658).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Information on available-for-sale financial assets :

	Current Period 30 June 2007	Prior Period 31 December 2006
Debt Securities	21.342.467	14.495.662
Quoted to Stock Exchange	21.342.467	14.495.662
Not Quoted	-	-
Share Certificates	6.631	5.631
Quoted to Stock Exchange	-	-
Not Quoted	6.631	5.631
Impairment Provision (-)	-	-
Total	**21.349.098**	**14.501.293**

e. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Group:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	Cash	Non-cash Loans	Cash	Non-cash Loans
Direct Loans Granted to Shareholders	-	122	82.086	19.158
Corporate Shareholders	-	122	82.086	19.158
Real Person Shareholders	-	-	-	-
Indirect Loans Granted to Shareholders	1.013.507	453.864	651.370	339.517
Loans Granted to Employees	32.825	-	27.396	-
Total	**1.046.332**	**453.986**	**760.852**	**358.675**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

	Standard Loans and Other Receivables		Loans and Other Receivables under Close Monitoring	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Non-specialized Loans	34.140.558	-	1.453.234	70
Discount And Purchase Notes	328.740	-	726	-
Export Loans	3.062.638	-	19.492	-
Import Loans	289.199	-	-	-
Loans Granted to Financial Sector	1.878.310	-	894	-
Foreign Loans	305.980	-	58.531	-
Consumer Loans(Including Overdraft Loans)	6.734.144	-	514.548	-
Credit Cards	3.311.181	-	204.752	-
Precious Metal Loans	5.308	-	-	-
Other	18.225.058	-	654.291	70
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**34.140.558**	-	**1.453.234**	70

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

3. Information on consumer loans, personal credit cards, personnel loans and personnel credit cards:

	Short-term	Medium and Long-Term	Total
Consumer Loans-YTL	290.119	6.575.466	6.865.585
Mortgage Loans	7.039	3.222.326	3.229.365
Automotive Loans	30.677	1.152.806	1.183.483
Consumer Loans	252.403	2.200.334	2.452.737
Other	-	-	-
Consumer Loans- Indexed to FC	1.422	142.814	144.236
Mortgage Loans	462	130.969	131.431
Automotive Loans	114	7.254	7.368
Consumer Loans	846	4.591	5.437
Other	-	-	-
Consumer Loans-FC	-	-	-
Mortgage Loans	-	-	-
Automotive Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Consumer Credit Cards-YTL	3.235.068	207.363	3.442.431
With Installment	1.081.354	207.363	1.288.717
Without Installment	2.153.714	-	2.153.714
Consumer Credit Cards-FC	718	-	718
With Installment	-	-	-
Without Installment	718	-	718
Personnel Loans-YTL	2.790	14.485	17.275
Mortgage Loans	33	935	968
Automotive Loans	-	1.396	1.396
Consumer Loans	2.757	12.154	14.911
Other	-	-	-
Personnel Loans- Indexed to FC	-	510	510
Mortgage Loans	-	475	475
Automotive Loans	-	35	35
Consumer Loans	-	-	-
Other	-	-	-
Personnel Loans-FC	-	-	-
Mortgage Loans	-	-	-
Automotive Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Personnel Credit Cards-YTL	14.494	530	15.024
With Installment	5.755	530	6.285
Without Installment	8.739	-	8.739
Personnel Credit Cards-FC	16	-	16
With Installment	-	-	-
Without Installment	16	-	16
Credit Deposit Account-YTL (Real Person)	221.086	-	221.086
Credit Deposit Account-FC (Real Person)	-	-	-
Total Consumer Loans	**3.765.713**	**6.941.168**	**10.706.881**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

4. Information on commercial installment loans and corporate credit cards:

	Short-term	Medium- and Long-term	Total
Commercial Installment Loans-YTL	892.071	2.978.894	3.870.965
Mortgage Loans	1.314	565.711	567.025
Automotive Loans	34.170	1.181.363	1.215.533
Consumer Loans	854.109	1.148.803	2.002.912
Other	2.478	83.017	85.495
FC Indexed Commercial Installment Loans	23.287	118.421	141.708
Mortgage Loans	-	33.423	33.423
Automotive Loans	337	54.298	54.635
Consumer Loans	14.052	17.713	31.765
Other	8.898	12.987	21.885
Commercial Installment Loans-FC	831	6.991	7.822
Mortgage Loans	-	-	-
Automotive loans	-	4.598	4.598
Consumer Loans	-	-	-
Other	831	2.393	3.224
Corporate Credit Cards YTL	56.938	806	57.744
With Installment	-	-	-
Without Installment	56.938	806	57.744
Corporate Credit Cards FC	-	-	-
With Installment	-	-	-
Without Installment	-	-	-
Credited Deposit Account YTL (Legal Person)	450.739	-	450.739
Credited Deposit Account FC (Legal person)	-	-	-
Total	**1.423.866**	**3.105.112**	**4.528.978**

5. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

	Current Period 30 June 2007	Prior Period 31 December 2006
Domestic Loans	35.229.351	29.745.674
Foreign Loans	364.511	566.976
Total	**35.593.862**	**30.312.650**

6. Loans granted to investments in associates and subsidiaries: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

7. Specific provisions accounted for loans:

	Current Period 30 June 2007	Prior Period 31 December 2006
Loans and Receivables with Limited Collectibility	187.120	177.806
Loans and Receivables with Doubtful Collectibility	100.015	76.053
Uncollectible Loans and Receivables	459.412	341.945
Total	**746.547**	**595.804**

8. Information on non-performing loans (Net):

8(i). Information on non-performing loans restructured or rescheduled and other receivables:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period: 30 June 2007			
(Gross Amounts Before Specific Provisions)	-	-	70
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	70
Prior Period: 31 December 2006			
(Gross Amounts Before Specific Provisions)	-	-	88
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	88

8(ii). Information on the movement of total non-performing loans:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Prior Period End Balance: 31 December 2006	177.806	76.053	341.945
Additions (+)	315.464	27.533	4.823
Transfers from Other Categories of Non-performing Loans (+)	-	244.384	210.750
Transfers to Other Categories of Non-Performing Loans (-)	244.384	210.750	-
Collections (-)	59.451	36.932	79.286
Net FC Differences from Subsidiaries Abroad	-	(8)	-
Write-offs (-)	2.315	265	18.820
Balance at the End of the Period	187.120	100.015	459.412
Specific Provisions (-)	187.120	100.015	459.412
Net Balance on Balance Sheet Date	-	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

8(iii). Information on non-performing loans granted as foreign currency loans:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period: 30 June 2007			
Balance at the End of the Period	3.699	2.838	24.891
Specific Provisions (-)	3.699	2.838	24.891
Net Balance on Balance Sheet	-	-	-
Prior Period: 31 December 2006			
Balance at the End of the Period	6.035	6.211	19.252
Specific Provisions (-)	6.035	6.211	19.252
Net Balance on Balance Sheet	-	-	-

f. Held-to-maturity investments:

The Bank has no held-to-maturity investments as at 30 June 2007.

The movement of investment securities held-to-maturity:

	Current Period 30 June 2007	Prior Period 31 December 2006
Beginning Balance	-	793.370
Foreign Currency Differences on Monetary Assets	-	18.546
Purchases During Year	-	50.274
Disposals through Sales and Redemptions	-	(862.190)
Impairment Provision (-)	-	-
Balance at the End of the Period	-	-

g. Information on investments in associates (Net):

The Bank has no investments in associates as at 30 June 2007.

h. Information on subsidiaries (Net):

1. Non-consolidated subsidiaries:

1(i). Reasons of being out of consolidation for non-consolidated associates: On grounds of the materiality principle due to their operating results, asset and shareholder equity sizes, they have been left out of the scope of consolidation.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

1(ii). Information about non-consolidated subsidiaries:

	Title	Address (City / Country)	Bank's Share Percentage-If Different Voting Percentage(%)	Bank's Risk Group Share Percentage (%)
1	Ak Yatırım Ortaklığı A.Ş.	İstanbul/Turkey	57,03	57,03
2	Ak Portföy Yönetimi A.Ş.	İstanbul/Turkey	99,99	99,99
3	Ak Global Funding B.V.	Rotterdam/Netherlands	100,00	100,00

Main financial figures of non-consolidated subsidiaries, in the order of the above table: The financial figures have been obtained from the financial statements dated 30 June 2007.

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/ Loss	Prior Period Profit/Loss	Fair Value (*)
1	49.134	48.587	6	1.650	5.149	5.568	(3.675)	14.232
2	10.580	9.511	498	896	16	3.773	4.650	3.592
3	-	-	-	-	-	-	-	34

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this company is immaterial.

(*) Fair values refer to the market values for the subsidiaries quoted on the stock exchange and acquisition costs after the impairment provision, if any, for the subsidiaries not quoted on a stock exchange and are equal to the amounts carried at the financial statements.

2. Consolidated subsidiaries:

2(i). Information about consolidated subsidiaries:

	Title	Address (City / Country)	Bank's Share Percentage-If Different Voting Percentage(%)	Other Shareholder Share Percentage (%)	Consolidation Method
1	Ak Finansal Kiralama A.Ş.	İstanbul/Turkey	99,99	100,00	Full Consolidation
2	Ak Yatırım Menkul Değerler A.Ş.	İstanbul/Turkey	99,80	100,00	Full Consolidation
3	Akbank N.V.	Rotterdam/ Netherlands	100,00	100,00	Full Consolidation
4	Sabancı Bank plc.	London/England	65,00	100,00	Full Consolidation

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

Main financial figures of consolidated subsidiaries, in the order of the above table:

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/ Loss	Prior Period Profit/Loss	Fair Value (*)
1	652.410	151.700	464	36.973	-	14.518	9.403	121.088
2	120.142	85.167	22.535	8.366	7.078	8.248	11.805	81.360
3	3.569.724	574.523	2.444	64.293	18.482	20.589	2.680	543.903
4	321.131	262.731	-	13.619	(358)	(5.654)	4.712	178.542

(*) Represent cost of subsidiaries.

Although not subsidiaries of the Bank, Ak Receivables Corporation and A.R.T.S Ltd. which were established in July 1998 and November 1999 respectively in connection with raising long-term financing, are included in the scope of consolidation as "Special Purpose Entities" due to the 100% control of these entities by the Group.

2(ii). Movement schedule for consolidated subsidiaries:

	Current Period 30 June 2007	Prior Period 31 December 2006
Balance at the Beginning of the Period	883.790	478.158
Movements During the Period		
Purchases	410.383	369.280
Bonus Shares and Contributions to Capital	-	63.172
Dividends From Current Year Income	-	-
Sales	(369.280)	(26.820)
Revaluation Increase	-	-
Impairment Provision	-	-
Effects of Changes due to the Scope of Consolidation	924.893	883.790
Balance at the End of the Period	-	-
Capital Commitments	-	-
Share Percentage at the End of the Period (%)	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

2(iii). Sectoral information on consolidated financial subsidiaries and the related carrying amounts :

Subsidiaries	Current Period 30 June 2007	Prior Period 31 December 2006
Banks	722.445	681.342
Insurance Companies	-	-
Factoring Companies	-	-
Leasing Companies	121.088	121.088
Finance Companies	-	-
Other Financial Subsidiaries	81.360	81.360

2(iv). Subsidiaries quoted on a stock exchange: None.

2(v). Consolidated subsidiaries disposed within the current period:

Shares of Akbank AG resident in Germany, a 100% subsidiary of the Bank, were transferred to Akbank N.V. resident in the Netherlands, which is also a 100% subsidiary of the Bank, through capital in kind.

2(vi). Consolidated subsidiaries purchased within the current period: None.

i. Information on finance lease receivables (Net):

	Current Period 30 June 2007		Prior Period 31 December 2006	
	Gross	Net	Gross	Net
2007	174.751	139.701	260.848	209.059
2008	262.706	219.392	185.192	159.425
2009	150.589	131.289	91.377	81.734
2010	68.732	62.073	34.183	31.289
2011	19.974	18.281	5.714	5.410
2012	4.187	3.879	308	296
Total	**680.939**	**574.615**	**577.622**	**487.213**

j. Information on deferred tax asset

The Group's deferred tax asset as of 30 June 2007 amounts to YTL9.434 (31 December 2006: YTL1.928). Provisional differences subject to deferred tax calculation result from principally the difference between the book values and tax values of fixed assets and financial assets, and provision for employee rights.

Deferred tax assets and liabilities, which are accounted for the temporary differences arising between applicable accounting policies and valuation principles and tax legislation in the Bank and in consolidated subsidiaries, are presented as net on an individual entity level. As noted in Note XVIII of Section Three, for the purposes of consolidated financial statements deferred taxes arising from different consolidated subsidiaries are presented separately in assets and liabilities. There are no carry forward tax losses that can be used as deductions for the tax calculation for the Group. An explanation about the net deferred tax liability is given in Note II.f-2 of Section Five.

I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS (CONTINUED):

k. Information on other assets:

Other assets amount to YTL234.908 (31 December 2006: YTL167.651) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES

a. Information on deposits:

1. Information on maturity structure of the deposits:

There are no seven-day notification and accumulative deposits.

1(i). Current Period - 30 June 2007:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Months – 1 Year	1 Year and Over	Total
Saving Deposits	1.238.915	3.112.754	9.839.341	605.002	143.359	42.010	14.981.381
Foreign Currency Deposits	3.648.272	3.020.863	8.860.634	1.725.923	1.197.675	826.535	19.279.902
Residents in Turkey	3.087.805	2.903.101	8.692.586	1.109.995	682.518	305.822	16.781.827
Residents Abroad	560.467	117.762	168.048	615.928	515.157	520.713	2.498.075
Public Sector Deposits	32.362	1.215	1.752	212	84	223	35.848
Commercial Deposits	1.332.861	966.411	2.008.391	66.616	3.698	1.600	4.379.577
Other Institutions Deposits	719.634	175.706	774.954	108.935	16.032	2.820	1.798.081
Gold Vault	-	-	-	-	-	-	-
Bank Deposits	139.225	46.905	1.472.580	153.775	5.865	2.792	1.821.142
The CBRT	-	-	-	-	-	-	-
Domestic Banks	6.466	45.579	13.269	-	2.026	-	67.340
Foreign Banks	18.873	1.326	1.459.311	153.775	3.839	2.792	1.639.916
Special Finance Institutions	113.886	-	-	-	-	-	113.886
Other	-	-	-	-	-	-	-
Total	**7.111.269**	**7.323.854**	**22.957.652**	**2.660.463**	**1.366.713**	**875.980**	**42.295.931**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

1(ii). Prior Period - 31 December 2006:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Months – 1 Year	1 Year and Over	Total
Saving Deposits	1.097.074	2.251.669	7.857.535	1.836.270	189.012	46.386	13.277.946
Foreign Currency Deposits	2.983.175	1.912.917	7.774.189	1.703.149	1.159.359	689.886	16.222.675
Residents in Turkey	2.541.083	1.621.862	7.403.073	1.497.466	803.208	296.531	14.163.223
Residents Abroad	442.092	291.055	371.116	205.683	356.151	393.355	2.059.452
Public Sector Deposits	27.802	253	1.498	194	88	186	30.021
Commercial Deposits	1.327.289	693.878	1.099.894	17.865	3.582	2.294	3.144.802
Other Institutions Deposits	660.627	78.366	465.876	140.683	158.706	29.666	1.533.924
Gold Vault	-	-	-	-	-	-	-
Bank Deposits	105.899	407.544	1.138.213	86.577	8.183	2.937	1.749.353
The CBRT	-	-	-	-	-	-	-
Domestic Banks	1.157	395.529	1.008	1.008	1.008	-	399.710
Foreign Banks	29.861	12.015	1.137.205	85.569	7.175	2.937	1.274.762
Special Finance Institutions	74.881	-	-	-	-	-	74.881
Other	-	-	-	-	-	-	-
Total	**6.201.866**	**5.344.627**	**18.337.205**	**3.784.738**	**1.518.930**	**771.355**	**35.958.721**

2. Information on saving deposits insurance:

2(i). Information on saving deposits under the guarantee of the saving deposits insurance fund and amounts exceeding the limit of the deposit insurance fund:

	Under the Guarantee of Deposit Insurance		Exceeding the Limit of Deposit Insurance	
	Current Period 30 June 2007	Prior Period 31 December 2006	Current Period 30 June 2007	Prior Period 31 December 2006
Saving Deposits	6.765.620	6.124.525	8.214.467	7.152.193
Foreign Currency Saving Deposits	5.840.535	5.629.505	8.794.590	7.342.540
Other Deposits in the Form of Saving Deposits	-	-	-	-
Foreign Branches' Deposits under Foreign Authorities' Insurance	-	-	-	-
Off-shore Banking Regions' Deposits under Foreign Authorities' Insurance	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

2(ii). Saving deposits which are not under the guarantee of deposit insurance fund:

	Current Period 30 June 2007	Prior Period 31 December 2006
Saving Deposits in Foreign Branches	-	-
Saving Deposits in Off-shore Banking Regions	2.623	1.228

Saving deposits in the foreign branches are not under the guarantee of the saving deposits insurance fund; they are guaranteed according to their local legal requirements.

b. Information on trading derivative financial liabilities:

Table of negative differences for trading derivative financial liabilities:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Forward Transactions	5.016	31	16.756	4.304
Swap Transactions	31.218	31.458	-	44.125
Futures Transactions	3.714	44	-	-
Options	-	-	-	-
Other	-	-	-	-
Total	**39.948**	**31.533**	**16.756**	**48.429**

c. Information on borrowings:

1. Information on banks and other financial institutions:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Borrowings from the CBRT	-	-	-	-
From Domestic Bank and Institutions	171.736	166.292	158.642	126.863
From Foreign Banks, Institutions and Funds	-	9.261.785	-	9.653.289
Total	**171.736**	**9.428.077**	**158.642**	**9.780.152**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

2. Information on maturity structure of borrowings

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Short-term	133.559	3.431.233	122.464	3.573.421
Medium and Long-Term	38.177	5.996.844	36.178	6.206.731
Total	**171.736**	**9.428.077**	**158.642**	**9.780.152**

The liabilities providing the funding sources of the Group are deposits and borrowings. Deposits are the most important funding source of the Group and the diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized borrowings, money market and post finance obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Group.

d. Information on other liabilities:

Other liabilities amount to YTL529.628 (31 December 2006: YTL472.710) and do not exceed 10% of the total balance sheet excluding off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

e. Information on provisions:

1. Information on general provisions:

	Current Period 30 June 2007	Prior Period 31 December 2006
General Provisions	**249.662**	**193.378**
Provisions for Group I. Loans and Receivables	201.234	151.741
Provisions for Group II. Loans and Receivables	8.825	5.198
Provisions for Non-Cash Loans	20.958	11.593
Other	18.645	24.846

2. Information on reserve for employment termination benefits:

Under the Turkish Labor Law, the Group is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement.

The amount payable consists of one month's salary limited to a maximum of YTL1.960,69 in full YTL amount (31 December 2006: YTL1.857,44) for each year of service. The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Group arising from the retirement of its employees. TAS 19 requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability:

	Current Period 30 June 2007	Prior Period 31 December 2006
Discount Rate (%)	5,71	5,71
Rate for the Probability of Retirement (%)	0,93	0,93

The principal actuarial assumption is that the current maximum liability will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of YTL2.030,19 (1 January 2007: YTL1.960,69) effective from 1 July 2007 has been taken into consideration in calculating the reserve for employee termination benefits.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

Movements in the reserve for employment termination benefits during the period are as follows:

	Current Period 30 June 2007	Prior Period 31 December 2006
Balance at the Beginning of the Period	37.503	43.657
Provisions Recognized During the Period	5.494	13.095
Paid During the Period	(2.875)	(19.249)
Balance at the End of the Period.	40.122	37.503

As of 30 June 2007, the Bank has accounted a provision for unused vacation rights amounting to YTL22.621 (31 December 2006: YTL17.548).

3. Information on provisions related with foreign currency difference of foreign indexed loans:

   As of 30 June 2007, the provision related to foreign currency difference of foreign indexed loans amounts to YTL21.307 (31 December 2006: YTL8.478).

4. Information on banking services promotion provisions:

   The Group has provisions on credit cards and banking services promotion applications amounting YTL92.633 (31 December 2006: YTL76.211).

f. Explanations on tax liability:

1. Explanations on current tax liability:

   Tax calculations of the Group are explained in Note XVIII of Section Three. As of 30 June 2007, the tax liability after the deduction of temporary taxes paid is YTL159.861 (31 December 2006: YTL100.845).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

1(i). Information on taxes payable:

	Current Period 30 June 2007	Prior Period 31 December 2006
Corporate Taxes Payable	159.861	100.845
Taxation on Marketable Securities	57.125	53.245
Property Tax	376	494
Banking Insurance Transaction Tax (BITT)	32.657	31.489
Foreign Exchange Transaction Tax	1.621	2.115
Value Added Tax Payable	456	1.179
Other	15.037	14.300
Total	**267.133**	**203.667**

1(ii). Information on premium payables:

	Current Period 30 June 2007	Prior Period 31 December 2006
Social Security Premiums - Employee	242	194
Social Security Premiums - Employer	337	226
Bank Social Aid Pension Fund Premium- Employee	3	7
Bank Social Aid Pension Fund Premium - Employer	159	167
Pension Fund Membership Fees and Provisions - Employee	-	-
Pension Fund Membership Fees and Provisions - Employer	-	-
Unemployment Insurance - Employee	364	306
Unemployment Insurance - Owner	662	613
Other	-	-
Total	**1.767**	**1.513**

2. Information on deferred tax liability:

As of 30 June 2007, the deferred tax liability of the Group amounts to YTL40.470 (31 December 2006: YTL43.749).

g. Information on shareholders' equity:

1. Presentation of paid-in capital:

	Current Period 30 June 2007	Prior Period 31 December 2006
Common Stock	3.000.000	2.200.000
Preferred Stock	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES (CONTINUED)

2. Amount of paid-in-capital, explanations as to whether the registered share capital system is applied, if so, the amount of registered share capital ceiling:

Capital System	Paid-in capital	Ceiling
Registered Share Capital	3.000.000	5.000.000

3. Information on the share capital increases during the period and their sources:

Date of Capital Increase	Amount of Capital Increase	Cash	Profit Reserves Subject to Increase	Capital Reserves Subject to Increase
7 March 2007	200.000	200.000	-	-
25 June 2007	600.000	-	296.002	303.998

4. Information on share capital increases from capital reserves during the current period:

Marketable Securities Value Increase Fund	Revaluation of Property and Equipment and Intangible Fixed Assets	Bonus Shares Obtained from Investments in Associates, Subsidiaries and Joint Ventures	Other
-	7.995	-	296.003

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: None.

6. The effects of anticipations based on the financial figures for prior periods regarding the Group's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Group has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for considerably high free capital which provides funds for liquid and high interest bearing assets. Considering all these factors, the Group's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

h. Information on marketable securities value increase fund:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
From Investments in Associates, Subsidiaries, and Joint Ventures	2.436	-	5.675	-
Valuation Difference	63.131	(28.363)	(152.110)	17.427
Foreign Currency Differences	-	-	-	-
Total	**65.567**	**(28.363)**	**(146.435)**	**17.427**

The part of value increase fund related to foreign currency marketable securities is the difference between the fair values and amortized costs, calculated in accordance with the "Effective yield method" of government bonds classified as "Available-for-sale financial assets".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT

a. Information on interest income:

1. Information on interest income on loans:

	Current Period 30 June 2007		Prior Period 30 June 2006	
	YTL	FC	YTL	FC
Short-term Loans	1.343.538	68.672	907.528	61.251
Medium and Long-term Loans	780.577	267.341	632.373	179.744
Interest on Loans Under Follow-Up	18.710	189	10.117	75
Premiums Received from the Resource Utilization Support Fund	-	-	-	-
Total	**2.142.825**	**336.202**	**1.550.018**	**241.070**

2. Information on interest income on banks:

	Current Period 30 June 2007		Prior Period 30 June 2006	
	YTL	FC	YTL	FC
From the CBRT	-	5.338	-	3.035
From Domestic Banks	3.857	54	3.226	3.188
From Foreign Banks	5	61.930	171	31.374
Headquarters and Branches Abroad	-	-	-	-
Total	**3.862**	**67.322**	**3.397**	**37.597**

3. Information on interest income on marketable securities:

	Current Period 30 June 2007		Prior Period 30 June 2006	
	YTL	FC	YTL	FC
From Trading Financial Assets	35.784	224.736	38.721	161.412
From Financial Assets at Fair Value through Profit or Loss	-	-	-	-
From Available-for-sale Financial Assets	1.002.661	151.494	761.716	122.810
From Held-to-Maturity Investments	-	-	21.301	10.888
Total	**1.038.445**	**376.230**	**821.738**	**295.110**

4. Information on interest income received from associates and subsidiaries: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED)

b. Information on interest expense:

1. Information on interest expense on borrowings:

	Current Period 30 June 2007		Prior Period 30 June 2006	
	YTL	FC	YTL	FC
Banks	19.790	247.567	14.046	211.756
The CBRT	-	-	-	-
Domestic Banks	19.606	914	11.805	1.436
Foreign Banks	184	246.653	2.241	210.320
Headquarters and Branches Abroad	-	-	-	-
Other Institutions	-	-	-	-
Total	**19.790**	**247.567**	**14.046**	**211.756**

2. Information on interest expense given to associates and subsidiaries:

	Current Period 30 June 2007	Prior Period 30 June 2006
To Associates and Subsidiaries	841	1

3. Maturity structure of the interest expense on deposits:

There are no deposits with seven-day notification and accumulative deposits:

	Demand Deposits	Time Deposit					Total
		Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 1 Year	1 Year and Over	
YTL							
Bank Deposits	-	127.498	9.354	965	13	-	**137.830**
Saving Deposits	52	238.969	791.993	84.605	11.124	3.190	**1.129.933**
Public Sector Deposits	-	31	131	13	4	14	**193**
Commercial Deposits	2.841	80.451	114.083	796	2.331	151	**200.653**
Other Deposits	504	16.524	65.353	13.385	2.046	5.637	**103.449**
Total	3.397	463.473	980.914	99.764	15.518	8.992	**1.572.058**
FC							
Foreign Currency Deposits	3.970	51.334	191.597	42.703	26.860	17.132	**333.596**
Bank Deposits	-	2.531	835	182	209	135	**3.892**
Gold Vault	-	-	-	-	-	-	-
Total	3.970	53.865	192.432	42.885	27.069	17.267	**337.488**
Grand Total	**7.367**	**517.338**	**1.173.346**	**142.649**	**42.587**	**26.259**	**1.909.546**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED)

c. Information on trading loss/income (Net):

	Current Period 30 June 2007	Prior Period 30 June 2006
Profit	**3.215.324**	**5.518.451**
Income from Capital Market Transactions	110.198	227.692
From Derivative Financial Transactions	74.094	86.366
Other	36.104	141.326
Foreign Exchange Gains	3.105.126	5.290.759
Loss (-)	**3.146.825**	**5.495.297**
Loss from Capital Market Transactions	131.836	111.289
From Derivative Financial Transactions	126.044	78.946
Other	5.792	32.343
Foreign Exchange Loss	3.014.989	5.384.008

d. Explanations on other operating income:

Following the communication of the Boğaziçi Corporate Tax Office on 22 May 2007, it has become virtually certain that the portion amounting to YTL270.001 of the amount related to lawsuits in 2001, 2002, and 2003 of the contingent assets explained in detail in Note IV.b-2 of Section Five, can be offset against various tax liabilities and is to be considered a receivable of the Bank; therefore YTL270.001 was recognised in the financial statements for the period ending 30 June 2007, and although it is not operating income in substance, due to the presentation of the financial statements it was booked under "Other operating income".

e. Provision expenses related to loans and other receivables of the Bank:

	Current Period 30 June 2007	Prior Period 30 June 2006
Specific Provisions for Loans and Other Receivables	273.068	169.144
III. Group Loans and Receivables	240.712	163.626
IV. Group Loans and Receivables	27.533	3.482
V. Group Loans and Receivables	4.823	2.036
General Provision Expenses	56.300	32.239
Provision Expense for Possible Risks	-	-
Marketable Securities Impairment Expense	-	-
Financial Assets at Fair Value through Profit or Loss	-	-
Available-for-sale Financial Assets	-	-
Investments in Associates, Subsidiaries and Held-to-maturity Securities Value Decrease	-	-
Investments in Associates	-	-
Subsidiaries	-	-
Joint Ventures	-	-
Held–to-maturity Investments:	-	-
Other	2.147	2.037
Total	**331.515**	**203.420**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT (CONTINUED)

f. Information related to other operating expenses:

	Current Period 30 June 2007	Prior Period 30 June 2006
Personnel Expenses	314.269	283.967
Reserve for Employee Termination benefits	2.619	-
Bank Social Aid Provision Fund Deficit Provision	-	-
Impairment Expenses of Fixed Assets	-	-
Depreciation Expenses of Fixed Assets	49.578	44.976
Impairment Expenses of Intangible Assets	-	-
Goodwill Impairment Expenses	-	-
Amortization Expenses of Intangible Assets	5.698	4.271
Impairment Expenses of Equity Participations for Which Equity Method is Applied	-	-
Impairment Expenses of Assets Held for Resale	-	-
Depreciation Expenses of Assets Held for Resale	-	-
Impairment Expenses of Fixed Assets Held for Sale	-	-
Other Operating Expenses	357.687	307.391
Operational Leasing Expenses	14.885	14.063
Maintenance Expenses	8.274	18.855
Advertisement Expenses	34.908	38.644
Other Expenses	299.620	235.829
Loss on Sales of Assets	5	466
Other	98.954	100.709
Total	**828.810**	**741.780**

g. Profit/Loss of minority interest:

	Current Period 30 June 2007	Prior Period 30 June 2006
Profit/Loss of Minority Interest:	(1.961)	1.552

h. Information on tax provision:

1. Information on calculated current tax income or expense and deferred tax income or expense:

   As of 30 June 2007, the Group has a current tax expense of YTL254.948 and deferred tax income of YTL10.785.

2. Information on deferred tax income or expense arising from the temporary differences that have occurred or have been closed:

   The amount of deferred tax income that occurred due to the temporary differences is YTL5.251 and deferred tax expense is YTL2.353; the amounts of deferred tax income and deferred tax expense that occurred due to the closing of temporary differences are YTL8.990 and YTL1.103 respectively. The Group has YTL10.785 net deferred tax income.

3. Information on recognition of temporary difference, financial loss, diminution of tax and exemptions on income statement: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS

a. Explanations on off-balance sheet commitments:

1. Type and amount of irrevocable commitments:

YTL616.029 asset purchase commitments (31 December 2006: YTL313.729), YTL5.944.300 commitment for credit card limits (31 December 2006: YTL5.505.475) and YTL1.787.338 commitments for cheque books (31 December 2006: 1.599.262).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

The Group has no probable losses arising from off-balance sheet items. Obligations arising from the off-balance sheet are disclosed in "Off-balance sheet commitments".

2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments and other letter of credits:

	Current Period 30 June 2007	Prior Period 31 December 2006
Bank Acceptance Loans	55.411	60.814
Letters of Credit	874.817	779.301
Other Commitments and Contingencies	70.177	91.815
Total	**1.000.405**	**931.930**

2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

	Current Period 30 June 2007	Prior Period 31 December 2006
Revocable Letters of Guarantee	162.669	144.358
Irrevocable Letters of Guarantee	2.324.178	2.330.632
Letters of Guarantee Given in Advance	164.973	187.801
Guarantees Given to Customs	185.001	187.124
Other Letters of Guarantee	289.416	147.099
Total	**3.126.237**	**2.997.014**

3(i). Total amount of non-cash loans:

	Current Period 30 June 2007	Prior Period 31 December 2006
Non-cash Loans Given against Cash Loans	128.644	73.816
With Original Maturity of 1 Year or Less Than 1 Year	86.051	58.644
With Original Maturity of More Than 1 Year	42.593	15.172
Other Non-cash Loans	3.997.998	3.855.128
Total	**4.126.642**	**3.928.944**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

3(ii). Information on sectoral risk concentrations of non-cash loans:

	Current Period 30 June 2007				Prior Period 31 December 2006			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agricultural	16.453	0,74	258	0,01	19.702	0,93	773	0,04
Farming and Raising Livestock	4.742	0,21	60	0,00	4.905	0,23	14	0,00
Forestry	11.647	0,53	198	0,01	14.728	0,70	759	0,04
Fishing	64	0,00	-	-	69	0,00	-	-
Manufacturing	705.173	31,86	1.017.194	53,17	733.901	34,81	905.079	49,71
Mining	11.306	0,51	12.023	0,63	9.033	0,43	3.836	0,21
Production	670.896	30,31	800.031	41,82	701.090	33,25	777.100	42,68
Electric, Gas and Water	22.971	1,04	205.140	10,72	23.778	1,13	124.143	6,82
Construction	90.715	4,10	78.883	4,12	73.891	3,50	42.929	2,36
Services	1.265.224	57,16	560.689	29,30	1.133.254	53,75	462.308	25,40
Wholesale and Retail Trade	928.794	41,96	216.991	11,34	888.606	42,15	215.298	11,83
Hotel, Food and Beverage Services	28.455	1,29	2.980	0,16	24.939	1,18	6.135	0,34
Transportation and Telecommunication	47.031	2,12	34.472	1,80	46.055	2,18	29.593	1,63
Financial Institutions	199.463	9,01	297.533	15,55	106.736	5,06	203.987	11,20
Real Estate and Leasing Services	481	0,02	281	0,01	554	0,03	-	-
Self-Employment Services	10.083	0,46	2.153	0,11	14.293	0,68	2.114	0,12
Education Services	9.995	0,45	118	0,01	13.345	0,63	382	0,02
Health and Social Services	40.922	1,85	6.161	0,32	38.726	1,84	4.799	0,26
Other	135.842	6,14	256.211	13,40	147.621	7,01	409.486	22,49
Total	**2.213.407**	**100,00**	**1.913.235**	**100,00**	**2.108.369**	**100,00**	**1.820.575**	**100,00**

3(iii). Information on the non-cash loans classified in Group I and Group II:

	Group I.		Group II.	
	YTL	FC	YTL	FC
Non-Cash Loans	**2.164.872**	**1.905.558**	**48.535**	**7.677**
Letters of Guarantee	2.117.455	954.457	48.308	6.017
Bank Acceptances	15	55.217	-	179
Letters of Credit	16	873.320	-	1.481
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Guarantees	-	-	-	-
Other Commitments and Contingencies	47.386	22.564	227	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

b. Explanations on contingent assets and liabilities:

1. Contingent Liabilities:

The Group has accounted a provision amounting to YTL21.768 (31 December 2006: YTL21.768) for the contingent liabilities with a high probability of realization.

2. Contingent Assets:

The Bank has filed three lawsuits against the Ministry of Finance regarding the correction of corporate tax paid in 2001, 2002, and 2003 with reference to the provision " Legal and optional reserves and losses subject to decrease of capital, shall be offset against tax base in determination of income of the banks in the framework of principles specified in the paragraph 7 of article 14 of the repealed Corporate Tax Law 5422" in the financial statements dated 31 December 2001, in accordance with the temporary article 4, added by the Law No.4743 to the Banking Law No.4389, which was annulled on 1 November 2005. With the communication by Ministry of Finance of the decision that the receivable of YTL270.001 from the lawsuits the total of which is YTL754.303 can be offset against various tax debts to the Bank, the amount became collectible, and as explained in Part Five, it is recognized in the financial statements dated 30 June 2007. The legal situation regarding these lawsuits is explained below:

The Court of First Instance decided to comply with the decisions of the Council of State in favor of the Bank regarding lawsuits of YTL686.411, which arose from YTL484.942 of 2002, and YTL201.469 of 2001, and the decision was communicated to the Ministry. The Ministry appealed against the decision and process is ongoing.

After the decision of the Council of State in favor of the Bank related to the lawsuit amounting to YTL67.892 for the year 2003, the Ministry appealed; this file is still pending in the Council of State.

On the other hand, Bank is continuing discussions with the Ministry for collection of the related amounts remaining from the YTL270.001, which has been accepted by the Ministry.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED STATEMENT OF CASH FLOWS

a. Information on cash and cash equivalents:

1. Components of cash and cash equivalents and the accounting policy applied in their determination:

Cash and foreign currency together with demand deposits at banks including the CBRT are defined as "Cash"; interbank money market and time deposits in banks with original maturities less than three months are defined as "Cash equivalents".

1(i). Cash and cash equivalents at the beginning of the period:

	Current Period 30 June 2007	Prior Period 30 June 2006
Cash	**2.121.379**	**1.079.724**
Cash, Foreign Currency and Other	532.703	403.702
Demand Deposits in Banks	1.588.676	676.022
Cash Equivalents	**2.501.316**	**2.647.980**
Interbank Money Market Placements	9	402.515
Time Deposits in Banks	2.499.270	2.242.465
Marketable Securities	2.037	3.000
Total Cash and Cash Equivalents	**4.622.695**	**3.727.704**

The total amount from operations in the prior period gives the total cash and cash equivalents amount at the beginning of the current period

1(ii). Cash and cash equivalents at the end of period:

	Current Period 30 June 2007	Prior Period 30 June 2006
Cash	**1.367.583**	**1.474.915**
Cash, Foreign Currency and Other	402.154	447.009
Demand Deposits in Banks	965.429	1.027.906
Cash Equivalents	**1.607.909**	**2.664.708**
Interbank Money Market Placements	1.433	146.220
Time Deposits in Banks	1.540.413	2.513.104
Marketable Securities	66.063	5.384
Total Cash and Cash Equivalents	**2.975.492**	**4.139.623**

b. Information on cash and cash equivalent assets of the Group that are not available for free use due to legal restrictions or other reasons:

Related with the securitization loans obtained from abroad, demand and time deposits up to three months amounting to YTL116.149 are not available for free use (31 December 2006: YTL42.745).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS AND NOTES RELATED TO GROUP'S RISK GROUP

a. Information on the volume of transactions relating to the Group's risk group, outstanding loan and deposit transactions and profit and loss of the period:

1. Current Period – 30 June 2007:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been Included in the Risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	-	-	733.456	358.675	6	3.238
Balance at the End of the Period	-	7	1.013.507	453.986	-	1.646
Interest and Commission Income Received	-	-	39.324	8.692	927	2

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411

2. Prior Period - 31 December 2006:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been Included in the Risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	-	-	790.935	374.629	34.245	7.274
Balance at the End of the Period.	-	-	733.456	358.675	6	3.238
Interest and Commission Income Received(**)	-	-	38.581	6.246	1.789	8

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411
(**) Prior period amounts present 30 June 2006 figures.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS AND NOTES RELATED TO GROUP'S RISK GROUP (CONTINUED)

3. Information on deposits of the Group's risk group:

Group's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been Included in the Risk Group	
Deposit	Current Period 30 June 2007	Prior Period 31 December 2006	Current Period 30 June 2007	Prior Period 31 December 2006	Current Period 30 June 2007	Prior Period 31 December 2006
Beginning of the Period	9.035	8.113	722.059	1.046.487	154.200	101.185
Balance at the End of the Period	7.608	9.035	976.924	722.059	174.536	154.200
Interest on Deposits(**)	841	1	39.966	35.945	13.477	7.373

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411
(**) Prior period amounts present 30 June 2006 figures.

4. Information on forward and option agreements and other similar agreements made with the Group's risk group:

Group's risk group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Group		Other Real and Legal Persons that have been Included in the Risk Group	
	Current Period 30 June 2007	Prior Period 31 December 2006	Current Period 30 June 2007	Prior Period 31 December 2006	Current Period 30 June 2007	Prior Period 31 December 2006
Transactions at Fair Value Through Profit or Loss						
Beginning of the Period	-	-	224.377	113.093	-	-
Balance at the End of the Period	-	-	202.573	224.377	-	-
Total Income/Loss(**)	-	-	(839)	489	-	-
Transactions for Hedging Purposes						
Beginning of the Period	-	-	-	-	-	-
Balance at the End of the Period	-	-	-	-	-	-
Total Income/Loss(**)	-	-	-	-	-	-

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411
(**) Prior period amounts present 30 June 2006 figures.

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Accordingly, as a result of the nature of these transactions, the difference between the "sale" and "purchase" transactions affects the net exposure of the Group. As of 30 June 2007, the net exposure for direct and indirect shareholders of the Group is YTL8.076 (31 December 2006: YTL11.029).

5. Information regarding benefits provided to the Parent Bank's key management:

As of 30 June 2007, benefits provided to the Parent Bank's key management amount to YTL6.089 (30 June 2006: YTL4.881).

VII. INFORMATION AND NOTES RELATED TO SUBSEQUENT EVENTS

None.

SECTION SIX
OTHER EXPLANATIONS

I. OTHER EXPLANATIONS

None.

SECTION SEVEN
EXPLANATIONS ON AUDITOR'S REVIEW REPORT

I. EXPLANATIONS ON AUDITOR'S REVIEW REPORT

The consolidated financial statements for the period ended 30 June 2007 have been reviewed by Başaran Nas Yeminli Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). The auditor's review report dated 30 July 2007 is presented on the page in front of the consolidated financial statements.

II. EXPLANATIONS AND NOTES PREPARED BY INDEPENDENT AUDITORS

None.

CONVENIENCE TRANSLATION
OF PUBLICLY ANNOUNCED
UNCONSOLIDATED FINANCIAL STATEMENTS
AND REVIEW REPORT ORIGINALLY ISSUED IN TURKISH,
SEE NOTE I.b OF SECTION THREE

AKBANK T.A.Ş.

PUBLICLY ANNOUNCED
UNCONSOLIDATED FINANCIAL STATEMENTS
TOGETHER WITH REVIEW REPORT
AT 30 JUNE 2007

PRICEWATERHOUSECOOPERS

Başaran Nas Yeminli Mali
Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION OF
INDEPENDENT AUDITOR'S REVIEW REPORT
ORIGINALLY ISSUED IN TURKISH

To the Board of Directors of Akbank T.A.Ş.;

We have reviewed the accompanying unconsolidated balance sheet of Akbank T.A.Ş. ("the Bank") at 30 June 2007 and the related unconsolidated statements of income, cash flows and changes in shareholders' equity for the period then ended. These unconsolidated financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors, is to issue a report on these unconsolidated financial statements based on our review.

We conducted our review in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Act No. 5411. Those principles require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries concerning the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unconsolidated financial statements do not give a true and fair view of the financial position of Akbank T.A.Ş. at 30 June 2007 and the results of its operations and cash flows for the period then ended in accordance with accounting principles and standards set out by regulations in conformity with article 37 of the Banking Act No. 5411 and other regulations, interpretations and circulars published by the Banking Regulation and Supervision Agency on accounting and financial reporting principles.

Additional paragraph for convenience translation:

As explained in detail in Note I.b. of Section Three, the effects of differences between accounting principles and standards set out by regulations in conformity with article 37 of the Banking Act No. 5411, accounting principles generally accepted in countries in which the accompanying unconsolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying unconsolidated financial statements. Accordingly, the accompanying unconsolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Yeminli
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Adnan Nas, YMM
Istanbul, 30 July 2007

CONVENIENCE TRANSLATION
OF PUBLICLY ANNOUNCED UNCONSOLIDATED FINANCIAL STATEMENTS
ORIGINALLY ISSUED IN TURKISH,
SEE NOTE I.b IN SECTION THREE

THE UNCONSOLIDATED FINANCIAL REPORT OF AKBANK T.A.Ş. AS OF 30 JUNE 2007

Address : Sabancı Center 34330, 4. Levent / İstanbul
Telephone : (0 212) 385 55 55
Fax: (0 212) 269 73 83
Web Site: www.akbank.com
E-mail: hizmet@akbank.com

The unconsolidated financial report includes the following sections in accordance with the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" as sanctioned by the Banking Regulation and Supervision Agency.

- **Section One** - GENERAL INFORMATION ABOUT THE BANK
- **Section Two** - UNCONSOLIDATED FINANCIAL STATEMENTS OF THE BANK
- **Section Three** - EXPLANATIONS ON ACCOUNTING POLICIES APPLIED IN THE RELATED PERIOD
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION OF THE BANK
- **Section Five** - EXPLANATIONS AND NOTES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND NOTES
- **Section Seven** - EXPLANATIONS ON AUDITOR'S REVIEW REPORT

The accompanying audited unconsolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish Lira ("YTL"), have been prepared based on the accounting books of the Bank in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards, and the related appendices and interpretations on these, and have been reviewed.

30 July 2007

Erol SABANCI	Akın KOZANOĞLU	Aydın GÜNTER	Zafer KURTUL	Balamir YENİ	Emine T. ÇEPPİOĞLU
Chairman of the Board of Directors	Head of the Audit Committee	Member of the Audit Committee	President	Executive Vice President	Manager

Contact information of the personnel in charge of addressing questions to regarding this financial report.

Name-Surname / Title : Emine T. ÇEPPİOĞLU / Manager
Phone No : (0 212) 385 55 55
Fax No : (0 212) 325 12 31

SECTION ONE

General Information about the Bank

I.	Bank's foundation date, start-up status, history regarding the changes in this status	1
II.	Explanation about the Bank's capital structure, shareholders of the Bank who are in charge of the management and/or auditing of the Bank directly or indirectly, changes in these matters (if any) and the group the Bank belongs to	1
III.	Explanation on the Board of directors, members of the audit committee, president and executive vice presidents, if available, and the shares of the Bank they possess	1
IV.	Information on shareholder's having control shares	2
V.	Explanation on the Bank's service type and fields of operation	2
VI.	Other explanations	3

SECTION TWO

Unconsolidated Financial Statements of the Bank

I.	Balance sheets	4
II.	Income statements	6
III.	Off-balance sheet commitments	7
IV.	Statements of changes in shareholders' equity	8
V.	Statements of cash flows	9

SECTION THREE

Accounting Policies

I.	Explanations on basis of presentation	10
II.	Explanations on strategy of using financial instruments and explanations on foreign currency transactions	12
III.	Explanations on investments in associates and subsidiaries	12
IV.	Explanations on forward transactions and derivative instruments	13
V.	Explanations on interest income and expense	13
VI.	Explanations on fee and commission income and expenses	13
VII.	Explanations on financial assets	13
VIII.	Explanations on impairment of financial assets	15
IX.	Explanations on offsetting financial assets	15
X.	Explanations on sales and repurchase agreements and securities lending transactions	16
XI.	Explanations on assets held for resale and discontinued operations	16
XII.	Explanations on goodwill and other intangible assets	16
XIII.	Explanations on property and equipment	16
XIV.	Explanations on leasing transactions	17
XV.	Explanations on provisions and contingent liabilities	17
XVI.	Explanations on contingent assets	18
XVII.	Explanations on obligations related to employee rights	18
XVIII.	Explanations on taxation	19
XIX.	Explanations on borrowings	20
XX.	Explanations on issuance of share certificates	20
XXI.	Explanations on avalized drafts and acceptances	20
XXII.	Explanations on government grants	20
XXIII.	Explanations on segment reporting	21
XXIV.	Profit reserves and profit appropriation	21
XXV.	Earnings per share	21
XXVI.	Related parties	21
XXVII.	Cash and cash equivalent assets	22
XXVIII.	Reclassifications	22

SECTION FOUR

Information Related to Financial Position of the Bank

I.	Explanations on capital adequacy ratio	23
II.	Explanations on credit risk	26
III.	Explanations on market risk	27
IV.	Explanations on operational risk	27
V.	Explanations on currency risk	28
VI.	Explanations on interest rate risk	30
VII.	Explanations on liquidity risk	32
VIII:	Explanations on business segments	33

SECTION FIVE

Information and Disclosures Related to Unconsolidated Financial Statements

I.	Explanations and notes related to assets	36
II.	Explanations and notes related to liabilities	47
III.	Explanations and notes related to income statement	54
IV.	Explanations and notes related to off-balance sheet accounts	58
V.	Explanations and notes related to statement of cash flows	61
VI.	Explanations and notes related to Bank's risk group	62
VII.	Explanations and notes related to subsequent events	64

SECTION SIX

Other Explanations

I.	Other Explanations	65

SECTION SEVEN

Explanations on Auditor's Review Report

I.	Explanations on auditor's review report	66
II.	Explanations and notes prepared by independent auditor	66

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION ONE
GENERAL INFORMATION ABOUT THE BANK

I. BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance with the decision of the Council of Ministers, No.3/6710 and is authorized to perform all economic, financial and commercial activities allowed by the laws of the Turkish Republic. The status of the Bank has not changed since its foundation.

II. EXPLANATION ABOUT THE BANK'S CAPITAL STRUCTURE, SHAREHOLDERS OF THE BANK WHO ARE IN CHARGE OF THE MANAGEMENT AND/OR AUDITING OF THE BANK DIRECTLY OR INDIRECTLY, CHANGES IN THESE MATTERS (IF ANY) AND THE GROUP THE BANK BELONGS TO:

The Bank's shares have been quoted on the Istanbul Stock Exchange ("ISE") since 1990. In 1998, 4,03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipts ("ADRs"). As of 30 June 2007, approximately 25% of the shares are publicly traded, including the ADRs (31 December 2006: 32%).

The major shareholder of the Bank, directly or indirectly, is Sabancı Group.

III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE BANK THEY POSSESS:

Title	Name	Responsibility	Education
Chairman:	Erol SABANCI	Chairman and Managing Director	Undergraduate
Board of Directors:	Akın KOZANOĞLU	Vice Chairman and Executive Director	Graduate
	Suzan SABANCI DİNÇER	Managing Director	Graduate
	Özen GÖKSEL	Managing Director	Undergraduate
	Sir Winfried Franz Wilhelm BISCHOFF	Member	Undergraduate
	M. Hikmet BAYAR	Member	Undergraduate
	Aydın GÜNTER	Member	Undergraduate
	Yaman TÖRÜNER	Member	Undergraduate
	Zafer KURTUL	Member and CEO	Graduate
President and CEO:	Zafer KURTUL	Member and CEO	Graduate
Director of Internal Audit:	Eyüp ENGİN	Head of Internal Audit	Undergraduate
Executive Vice Presidents	Hayri ÇULHACI	Strategy and Corporate Communication	Graduate

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

Title	Name	Responsibility	Education
Executive Vice Presidents (Continued):	Zeki TUNCAY	Support Services	Undergraduate
	Nuri AKSOY	Loans Follow Up	Undergraduate
	Hülya KEFELİ	International Banking	Undergraduate
	Ziya AKKURT	Corporate Banking	Undergraduate
	Reşit TOYGAR	Treasury	Graduate
	M. Fikret ÖNDER	Private Banking	Graduate
	Balamir YENİ	Financial Coordination	Doctorate
	Sevilay ÖZSÖZ	Operations	Undergraduate
	S. Hakan BİNBAŞGİL	Retail Banking	Graduate
	Alpaslan ÖZLÜ	Information Technology	Graduate
	Esra BOZKURT	Human Resources	Undergraduate
	Ferda BESLİ	Commercial Banking	Undergraduate
	Ahmet Fuat AYLA	Corporate and Commercial Loans	Undergraduate
	Halit Haydar YILDIZ	Retail Loans	Graduate
Internal Audit Committee:	Akın KOZANOĞLU	Head of the Audit Committee	Graduate
	Aydın GÜNTER	Member of the Audit Committee	Undergraduate
Auditors:	Mevlüt AYDEMİR	Auditor	Undergraduate
	Nedim BOZFAKIOĞLU	Auditor	Undergraduate

The shares of the above individuals are insignificant in the Bank.

IV. INFORMATION ON SHAREHOLDER'S HAVING CONTROL SHARES:

Name/Commercial Title	Share Amounts (Nominal)	Share Percentages	Paid-in Capital(Nominal)	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	941.384	31,38 %	941.384	-
Citibank Overseas Investment Corporation	600.000	20,00 %	600.000	-

As explained in Note VI.a of Section One, as of 9 January 2007, Citigroup Inc. became a 20% shareholder of the Bank.

V. EXPLANATION ON THE BANK'S SERVICE TYPE AND FIELDS OF OPERATION:

The Bank's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş and Ak Emeklilik A.Ş. As of 30 June 2007, the Bank has 691 branches dispersed throughout the country and 1 branch operating abroad (31 December 2006: 682 branches and 1 branches operating abroad). As of 30 June 2007, the Bank employed 12.832 people (31 December 2006: 12.333).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. OTHER EXPLANATIONS:

a) The Bank's controlling shareholders and Citigroup Inc. ("Citibank") and Citibank's 100% owned subsidiary Citibank Overseas Investment Corporation signed an agreement on 17 October 2006 regarding Citibank's 20% partnership in Akbank. After obtaining all the required approvals from domestic and foreign public authorities, the Bank increased its paid-in capital by YTL200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9,5 for each share amounting in total to YTL1.900.000. With this transaction the Bank's paid-in capital increased by YTL200.000 from YTL2.200.000 to YTL2.400.000 and the remaining YTL1.700.000 has been accounted under shareholder's equity as "Share Premium". In addition, some individual and corporate shareholders of the Bank sold their shares amounting to 11,67% of paid-in capital, to Citibank. Citibank became a 20% shareholder of the Bank following the capital increase and related share sales.

b) The Ordinary General Assembly Meeting of the Bank was held on 28 March 2007. In the Ordinary General Assembly, it was resolved to distribute a YTL660.495 cash dividend over the YTL1.600.192 net income from 2006 operations to the Bank's shareholders, Chairman and Members of the Board of Directors. It was also resolved in the General Assembly to transfer YTL7.995 to capital reserves, to allocate YTL931.702 as legal and extraordinary reserves and to increase the registered share capital ceiling of the Bank from YTL2.500.000 to YTL5.000.000. The new capital ceiling of the Bank was announced in the Turkish Trade Registry Gazette No.6782 dated 6 April 2007.

c) The Bank increased its paid in capital by YTL600.000 from YTL2.400.000 to YTL3.000.000 within the registered capital ceiling of YTL5.000.000. YTL296.002 of this increase was met by extraordinary reserves, YTL7.995 was met by real estate and participation share sale profits, and YTL296.003 was met by the inflation adjustment difference which is in other equity reserves, and 25% bonus shares were distributed to shareholders on behalf of the Central Registry Agency ("CRA"). The capital of the Bank was registered with the Istanbul Trade Registry Office on 25 June 2007 and announced in the Turkish Trade Registry Gazette No.6841 dated 29 June 2007.

AKBANK T.A.Ş.

I. BALANCE SHEETS AS OF 30 JUNE 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

	ASSETS	Note (Section Five)	CURRENT PERIOD (30/06/2007) YTL	CURRENT PERIOD FC	CURRENT PERIOD Total	PRIOR PERIOD (31/12/2006) YTL	PRIOR PERIOD FC	PRIOR PERIOD Total
I.	**CASH BALANCES WITH CENTRAL BANK**	(I-a)	**1.179.010**	**2.524.834**	**3.703.844**	**1.494.827**	**3.047.940**	**4.542.767**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT or (LOSS) (Net)**	(I-b)	**84.548**	**5.434.206**	**5.518.754**	**53.184**	**6.556.392**	**6.609.576**
2.1	Trading Financial Assets		58.470	5.410.710	5.469.180	26.400	6.524.360	6.550.760
2.1.1	Government Debt Securities		58.435	5.410.710	5.469.145	25.882	6.524.360	6.550.242
2.1.2	Share Certificates		35	-	35	26	-	26
2.1.3	Other Marketable Securities		-	-	-	492	-	492
2.2	Financial Assets Designated at Fair Value through Profit or (Loss)		-	-	-	-	-	-
2.2.1	Government Debt Securities		-	-	-	-	-	-
2.2.2	Share Certificates		-	-	-	-	-	-
2.2.3	Other Marketable Securities		-	-	-	-	-	-
2.3	Trading Derivative Financial Assets		26.078	23.496	49.574	26.784	32.032	58.816
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	(I-c)	**135**	**1.367.208**	**1.367.343**	**1.246**	**2.176.156**	**2.177.402**
IV.	**MONEY MARKETS**		-	-	-	-	-	-
4.1	Interbank Money Market Placements		-	-	-	-	-	-
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		-	-	-	-	-	-
V.	**AVAILABLE-FOR-SALE FINANCIAL ASSETS (Net)**	(I-d)	**15.770.159**	**4.877.210**	**20.647.369**	**11.036.984**	**2.720.051**	**13.757.035**
5.1	Share Certificates		5.468	110	5.578	5.468	110	5.578
5.2	Government Debt Securities		15.764.691	4.877.100	20.641.791	11.031.516	2.719.941	13.751.457
5.3	Other Marketable Securities		-	-	-	-	-	-
VI.	**LOANS**	(I-e)	**22.830.009**	**10.530.480**	**33.360.489**	**19.707.807**	**8.629.134**	**28.336.941**
6.1	Loans		22.830.009	10.530.480	33.360.489	19.707.807	8.629.134	28.336.941
6.2	Loans under Follow-up		715.119	31.294	746.413	564.306	29.265	593.571
6.3	Specific Provisions (-)		715.119	31.294	746.413	564.306	29.265	593.571
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**HELD-TO-MATURITY SECURITIES (Net)**	(I-f)	-	-	-	-	-	-
8.1	Government Debt Securities		-	-	-	-	-	-
8.2	Other Marketable Securities		-	-	-	-	-	-
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	(I-g)	-	-	-	-	-	-
9.1	Consolidated Based on Equity Method		-	-	-	-	-	-
9.2	Unconsolidated		-	-	-	-	-	-
9.2.1	Financial Investments in Associates		-	-	-	-	-	-
9.2.2	Non-Financial Investments in Associates		-	-	-	-	-	-
X.	**SUBSIDIARIES (Net)**	(I-h)	**220.272**	**722.479**	**942.751**	**220.673**	**681.376**	**902.049**
10.1	Financial Subsidiaries		220.272	722.479	942.751	220.673	681.376	902.049
10.2	Non-Financial Subsidiaries		-	-	-	-	-	-
XI.	**JOINT VENTURES (Net)**		-	-	-	-	-	-
11.1	Consolidated Based on Equity Method		-	-	-	-	-	-
11.2	Unconsolidated		-	-	-	-	-	-
11.2.1	Financial Joint Ventures		-	-	-	-	-	-
11.2.2	Non-Financial Joint Ventures		-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**		-	-	-	-	-	-
12.1	Financial Lease Receivables		-	-	-	-	-	-
12.2	Operating Lease Receivables		-	-	-	-	-	-
12.3	Other		-	-	-	-	-	-
12.4	Unearned Income (-)		-	-	-	-	-	-
XIII.	**HEDGING DERIVATIVE FINANCIAL ASSETS**		-	-	-	-	-	-
13.1	Fair Value Hedge		-	-	-	-	-	-
13.2	Cash Flow Hedge		-	-	-	-	-	-
13.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XIV.	**PROPERTY AND EQUIPMENT (Net)**		**689.858**	**2.734**	**692.592**	**691.210**	**3.025**	**694.235**
XV.	**INTANGIBLE ASSETS (Net)**		**29.475**	-	**29.475**	**34.331**	-	**34.331**
15.1	Goodwill		-	-	-	-	-	-
15.2	Other		29.475	-	29.475	34.331	-	34.331
XVI.	**TAX ASSET**		**6.181**	-	**6.181**	-	-	-
16.1	Current Tax Asset		-	-	-	-	-	-
16.2	Deferred Tax Asset	(I-i)	6.181	-	6.181	-	-	-
XVII.	**ASSETS HELD FOR RESALE (Net)**		**3.332**	-	**3.332**	**3.279**	-	**3.279**
XVIII.	**OTHER ASSETS**	(I-j)	**165.855**	**21.566**	**187.421**	**90.212**	**100.435**	**190.647**
	TOTAL ASSETS		**40.978.834**	**25.480.717**	**66.459.551**	**33.333.753**	**23.914.509**	**57.248.262**

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.
I. BALANCE SHEETS AS OF 30 JUNE 2007 AND 31 DECEMBER 2006
(Amounts are expressed in thousands of New Turkish Lira (YTL).)

	LIABILITIES	Note (Section Five)	CURRENT PERIOD (30/06/2007) YTL	FC	Total	PRIOR PERIOD (31/12/2006) YTL	FC	Total
I.	**DEPOSITS**	(II-a)	**22.939.698**	**17.068.991**	**40.008.689**	**19.187.921**	**15.013.585**	**34.201.506**
II.	**TRADING DERIVATIVE FINANCIAL LIABILITIES**	(II-b)	**39.948**	**19.765**	**59.713**	**16.756**	**29.436**	**46.192**
III.	**BORROWINGS**	(II-c)	**138.562**	**8.982.567**	**9.121.129**	**122.463**	**9.087.006**	**9.209.469**
IV.	**MONEY MARKETS**		**5.566.285**	-	**5.566.285**	**4.920.666**	-	**4.920.666**
4.1	Funds from Interbank Money Market		-	-	-	-	-	-
4.2	Funds from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements		5.566.285	-	5.566.285	4.920.666	-	4.920.666
V.	**MARKETABLE SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset Backed Securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**790.169**	**12.180**	**802.349**	**762.359**	**17.208**	**779.567**
VIII.	**OTHER LIABILITIES**	(II-d)	**388.698**	**122.579**	**511.277**	**293.920**	**162.654**	**456.574**
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**FINANCIAL LEASE PAYABLES (Net)**	(II-e)	**19.799**	**14.763**	**34.562**	**15.506**	**18.414**	**33.920**
10.1	Financial Lease Payables		23.695	16.841	40.536	19.758	21.386	41.144
10.2	Operational Lease Payables		-	-	-	-	-	-
10.3	Other		-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)		3.896	2.078	5.974	4.252	2.972	7.224
XI.	**HEDGING DERIVATIVE FINANCIAL LIABILITIES**		-	-	-	-	-	-
11.1	Fair Value Hedge		-	-	-	-	-	-
11.2	Cash Flow Hedge		-	-	-	-	-	-
11.3	Foreign Net Investment Hedge		-	-	-	-	-	-
XII.	**PROVISIONS**	(II-f)	**364.363**	**82.046**	**446.409**	**355.308**	**6.523**	**361.831**
12.1	General Loan Loss Provision		155.739	81.021	236.760	181.233	-	181.233
12.2	Restructuring Provisions		-	-	-	-	-	-
12.3	Reserve for Employee Rights		61.729	-	61.729	54.343	-	54.343
12.4	Insurance Technical Provisions (Net)		-	-	-	-	-	-
12.5	Other Provisions		146.895	1.025	147.920	119.732	6.523	126.255
XIII.	**TAX LIABILITY**	(II-g)	**255.064**	**21**	**255.085**	**197.445**	**23**	**197.468**
13.1	Current Tax Liability		255.064	21	255.085	196.615	23	196.638
13.2	Deferred Tax Liability		-	-	-	830	-	830
XIV.	**PAYABLES FOR ASSET HELD FOR RESALE**		-	-	-	-	-	-
XV.	**SUBORDINATED LOANS**		-	-	-	-	-	-
XVI.	**SHAREHOLDERS' EQUITY**	(II-h)	**9.664.950**	**(10.897)**	**9.654.053**	**7.024.723**	**16.346**	**7.041.069**
16.1	Paid-in capital		3.000.000	-	3.000.000	2.200.000	-	2.200.000
16.2	Capital Reserves		3.671.459	(10.897)	3.660.562	2.055.460	16.346	2.071.806
16.2.1	Share Premium		1.700.000	-	1.700.000	-	-	-
16.2.2	Share Cancellation Profits		-	-	-	-	-	-
16.2.3	Marketable Securities Value Increase Fund	(II-i)	65.567	(10.897)	54.670	(146.435)	16.346	(130.089)
16.2.4	Revaluation of Property and Equipment		-	-	-	-	-	-
16.2.5	Revaluation of Intangible Fixed Assets		-	-	-	-	-	-
16.2.6	Bonus Shares Obtained from Investments in Associates, Subsidiaries and Joint Ventures		-	-	-	-	-	-
16.2.7	Hedging Funds (Effective portion)		-	-	-	-	-	-
16.2.8	Value Increase of Assets Held for Resale		-	-	-	-	-	-
16.2.9	Other Capital Reserves		1.905.892	-	1.905.892	2.201.895	-	2.201.895
16.3	Profit Reserves		1.804.771	-	1.804.771	1.169.071	-	1.169.071
16.3.1	Legal Reserves		518.456	-	518.456	377.280	-	377.280
16.3.2	Status Reserves		-	-	-	-	-	-
16.3.3	Extraordinary Reserves		1.286.315	-	1.286.315	791.791	-	791.791
16.3.4	Other Profit Reserves		-	-	-	-	-	-
16.4	Income or (Loss)		1.188.720	-	1.188.720	1.600.192	-	1.600.192
16.4.1	Prior Years' Income or (Loss)		-	-	-	-	-	-
16.4.2	Current Year Income or (Loss)		1.188.720	-	1.188.720	1.600.192	-	1.600.192
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**40.167.536**	**26.292.015**	**66.459.551**	**32.897.067**	**24.351.195**	**57.248.262**

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

II- INCOME STATEMENTS FOR THE SIX-MONTH AND THREE-MONTH PERIODS ENDED 30 JUNE 2007 AND 30 JUNE 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

	INCOME AND EXPENSE ITEMS	Note (Section Five)	CURRENT PERIOD (01/01-30/06/2007)	PRIOR PERIOD (01/01-30/06/2006)	CURRENT PERIOD (01/04-30/06/2007)	PRIOR PERIOD (01/04-30/06/2006)
I.	**INTEREST INCOME**	(III-a)	**3.965.854**	**2.955.761**	**2.096.788**	**1.471.372**
1.1	Interest on loans	(III-a-1)	2.431.707	1.778.910	1.257.733	934.549
1.2	Interest Received from Reserve Requirements		89.734	59.038	46.556	31.456
1.3	Interest Received from Banks	(III-a-2)	48.129	25.437	17.948	15.831
1.4	Interest Received from Money Market Transactions		-	1.562	-	1.181
1.5	Interest Received from Marketable Securities Portfolio	(III-a-3)	1.393.783	1.089.761	773.311	487.744
1.5.1	Trading Financial Assets		259.777	199.944	144.430	94.443
1.5.2	Financial Assets at Fair Value Through Profit or (loss)		-	-	-	-
1.5.3	Available-for-sale Financial Assets		1.134.006	869.949	628.881	393.301
1.5.4	Held to maturity Investments		-	19.868	-	-
1.6	Financial Lease Income		-	-	-	-
1.7	Other Interest Income		2.501	1.053	1.240	611
II.	**INTEREST EXPENSE**	(III-b)	**2.447.115**	**1.707.429**	**1.285.255**	**869.808**
2.1	Interest on Deposits	(III-b-3)	1.862.467	1.360.437	975.769	696.212
2.2	Interest on Funds Borrowed	(III-b-1)	246.439	203.435	123.185	112.651
2.3	Interest Expense on Money Market Transactions		333.271	142.010	182.811	59.866
2.4	Interest on Securities Issued		-	-	-	-
2.5	Other Interest Expenses		4.938	1.547	3.490	1.079
III.	**NET INTEREST INCOME (I + II)**		**1.518.739**	**1.248.332**	**811.533**	**601.564**
IV.	**NET FEES AND COMMISSIONS INCOME**		**485.173**	**392.706**	**262.215**	**210.509**
4.1	Fees and Commissions Received		601.354	497.240	322.798	264.628
4.1.1	Cash Loans		35.298	41.627	17.402	23.166
4.1.2	Non-cash Loans		23.237	20.040	11.693	10.300
4.1.3	Other		542.819	435.573	293.703	231.162
4.2	Fees and Commissions Paid		116.181	104.534	60.583	54.119
4.2.1	Cash Loans		14.502	17.938	7.172	7.344
4.2.2	Non-cash Loans		43	98	6	13
4.2.3	Other		101.636	86.498	53.405	46.762
V.	**DIVIDEND INCOME**		**31.845**	**76.121**	**27.374**	**53.342**
VI.	**TRADING INCOME/(LOSS) (Net)**	(III-c)	**67.508**	**19.853**	**33.408**	**(37.561)**
6.1	Trading Gains / (Losses) on Securities		(22.465)	113.876	(30.520)	62.608
6.2	Foreign Exchange Gains / (Losses)		89.973	(94.023)	63.928	(100.169)
VII.	**OTHER OPERATING INCOME**	(III-d)	**427.079**	**282.036**	**336.310**	**63.301**
VIII.	**TOTAL OPERATING INCOME (III+IV+V+VI+VII)**		**2.530.344**	**2.019.048**	**1.470.840**	**891.155**
IX.	**PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)**	(III-e)	**328.595**	**200.241**	**171.709**	**98.161**
X.	**OTHER OPERATING EXPENSES (-)**	(III-f)	**778.456**	**706.732**	**421.538**	**398.439**
XI.	**NET OPERATING INCOME/(LOSS) (VIII-IX-X)**		**1.423.293**	**1.112.075**	**877.593**	**394.555**
XII.	**EXCESS AMOUNT RECORDED AS INCOME AFTER MERGER**					
XIII.	**INCOME/(LOSS) FROM INVESTMENTS IN SUBSIDIARIES**		-	-	-	-
	CONSOLIDATED BASED ON EQUITY METHOD		-	-	-	-
XIV.	**INCOME/(LOSS) ON NET MONETARY POSITION**		-	-	-	-
XV.	**INCOME/(LOSS) BEFORE INCOME TAXES (XI+XII+XIII+XIV+XV)**		**1.423.293**	**1.112.075**	**877.593**	**394.555**
XVI.	**PROVISION FOR INCOME TAXES (±)**	(III-g)	**234.573**	**173.388**	**124.139**	**51.366**
16.1	Current Tax Provision		241.584	188.370	122.757	60.583
16.2	Deferred Tax Provision		(7.011)	(14.982)	1.382	(9.217)
XVII.	**OPERATING INCOME/(LOSS) AFTER TAXES**		**1.188.720**	**938.687**	**753.454**	**343.189**
17.1	Discontinued Operations		-	-	-	-
17.2	Other		1.188.720	938.687	753.454	343.189
XVIII.	**NET INCOME/(LOSS) (XV+XVI)**		**1.188.720**	**938.687**	**753.454**	**343.189**
	Earnings/(Loss) per share (in YTL full)		**0,00396**	**0,00341**	**0,00251**	**0,00125**

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

III. OFF-BALANCE SHEET COMMITMENTS AT 30 JUNE 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

		Note	CURRENT PERIOD (30/06/2007)			PRIOR PERIOD (31/12/2006)		
		(Section Five)	YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS (I+II+III)			17.441.647	10.053.002	27.494.649	11.641.998	8.354.760	19.996.758
I.	GUARANTEES AND WARRANTIES	(IV-a-2,3)	2.220.449	1.896.985	4.117.434	2.115.411	1.803.732	3.919.143
1.1.	Letters of Guarantee		2.172.805	957.624	3.130 429	2.072.302	921.047	2.993.349
1.1.1.	Guarantees Subject to State Tender Law		235.850	92.876	328.726	265.749	112.395	378.144
1.1.2.	Guarantees Given for Foreign Trade Operations		-	206.858	206.858	-	327.265	327.265
1.1.3.	Other Letters of Guarantee		1.936.955	657.890	2.594.845	1.806.553	481.387	2.287.940
1.2.	Bank Acceptances		15	55.396	55.411	15	60.799	60.814
1.2.1.	Import Letter of Acceptance		15	55.396	55.411	15	60.799	60.814
1.2.2.	Other Bank Acceptances		-	-	-	-	-	-
1.3.	Letters of Credit		16	861.401	861.417	162	773.003	773.165
1.3.1.	Documentary Letters of Credit		16	794.264	794.280	162	706.490	706.652
1.3.2.	Other Letters of Credit		-	67.137	67.137	-	66.513	66.513
1.4.	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of the Republic of Turkey		-	-	-	-	-	-
1.5.2.	Other Endorsements		-	-	-	-	-	-
1.6.	Securities Issue Purchase Guarantees		-	-	-	-	-	-
1.7.	Factoring Guarantees		-	-	-	-	-	-
1.8.	Other Guarantees		26.362	11.074	37.436	25.882	38.475	64.357
1.9.	Other Collaterals		21.251	11.490	32.741	17.050	10.408	27.458
II.	COMMITMENTS	(IV-a-1)	10.429.973	1.815.243	12.245.216	6.918.087	978.426	7.896.513
2.1.	Irrevocable Commitments		10.429.973	1.815.243	12.245.216	6.918.087	978.426	7.896.513
2.1.1.	Asset Purchase Commitments		165.664	469.707	635.371	34.255	279.474	313.729
2.1.2.	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3.	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4.	Loan Granting Commitments		2.722.166	-	2.722.166	-	-	-
2.1.5.	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6.	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7.	Commitments for Cheques		1.787.338	-	1.787.338	1.599.262	-	1.599.262
2.1.8.	Tax and Fund Liabilities from Export Commitments		-	-	-	-	-	-
2.1.9.	Commitments for Credit Card Limits		5.716.034	228.266	5.944.300	5.233.690	271.785	5.505.475
2.1.10.	Receivables from Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.11.	Payables for Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.12.	Other Irrevocable Commitments		38.771	1.117.270	1.156.041	50.880	427.167	478.047
2.2.	Revocable Commitments		-	-	-	-	-	-
2.2.1.	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2.	Other Revocable Commitments		-	-	-	-	-	-
III.	DERIVATIVE FINANCIAL INSTRUMENTS		4.791.225	6.340.774	11.131.999	2.608.500	5.572.602	8.181.102
3.1	Hedging Derivative Financial Instruments		-	-	-	-	-	-
3.1.1	Transactions for Fair Value Hedge		-	-	-	-	-	-
3.1.2	Transactions for Cash Flow Hedge		-	-	-	-	-	-
3.1.3	Transactions for Foreign Net Investment Hedge		-	-	-	-	-	-
3.2	Trading Transactions		4.791.225	6.340.774	11.131.999	2.608.500	5.572.602	8.181.102
3.2.1	Forward Foreign Currency Buy/Sell Transactions		200.651	363.075	563.726	302.672	469.437	772.109
3.2.1.1	Forward Foreign Currency Transactions-Buy		133.845	156.050	289.895	131.215	231.703	362.918
3.2.1.2	Forward Foreign Currency Transactions-Sell		66.806	207.025	273.831	171.457	237.734	409.191
3.2.2	Swap Transactions Related to Foreign Currency and Interest Rates		3.888.207	4.992.707	8.880.914	2.101.000	4 877.754	6.978.754
3.2.2.1	Foreign Currency Swap-Buy		28.360	2.003.069	2.031.429	-	1.769.135	1.769.135
3.2.2.2	Foreign Currency Swap-Sell		29.847	1.998.270	2.028.117	1.000	1.762.647	1.763.647
3.2.2.3	Interest Rate Swap-Buy		1.915.000	495.684	2.410.684	1.050.000	672.986	1.722.986
3.2.2.4	Interest Rate Swap-Sell		1.915.000	495.684	2.410.684	1.050 000	672.986	1.722.986
3.2.3	Foreign Currency, Interest rate and Securities Options		682.148	736.398	1.418.546	135.952	189.349	325.301
3.2.3.1	Foreign Currency Options-Buy		293.772	414.262	708.034	68.774	93.948	162.722
3.2.3.2	Foreign Currency Options-Sell		388.376	322.136	710.512	67.178	95.401	162.579
3.2.3.3	Interest Rate Options-Buy		-	-	-	-	-	-
3.2.3.4	Interest Rate Options-Sell		-	-	-	-	-	-
3.2.3.5	Securities Options-Buy		-	-	-	-	-	-
3.2.3.6	Securties Options-Sell		-	-	-	-	-	-
3.2.4	Foreign Currency Futures		18.932	18.146	37.078	37.951	36.062	74.013
3.2.4.1	Foreign Currency Futures-Buy		18.932	-	18.932	37.951	-	37.951
3.2.4.2	Foreign Currency Futures-Sell		-	18.146	18.146	-	36.062	36.062
3.2.5	Interest Rate Futures		-	-	-	-	-	-
3.2.5.1	Interest Rate Futures-Buy		-	-	-	-	-	-
3.2.5.2	Interest Rate Futures-Sell		-	-	-	-	-	-
3.2.6	Other		1.287	230 448	231.735	30.925	-	30.925
B. CUSTODY AND PLEDGES RECEIVED (IV+V+VI)			42.820.987	7.087.792	49.908.779	33.641.737	7.573.334	41.215.071
IV.	ITEMS HELD IN CUSTODY		11.817.346	1.913.398	13.730.744	13.056.096	2.118.872	15.174.968
4.1.	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2.	Investment Securities Held in Custody		7.301.098	734.221	8.035.319	9.082.679	833.027	9.915.706
4.3.	Cheques Received for Collection		2.035 083	27.104	2.062.187	1.649.016	28.667	1.677.683
4.4.	Commercial Notes Received for Collection		1.032.215	472.192	1.504.407	858.797	472.319	1.331.116
4.5.	Other Assets Received for Collection		-	223	223	-	241	241
4.6.	Assets Received for Public Offering		-	-	-	-	-	-
4.7.	Other Items Under Custody		1.448.950	678.882	2.127.832	1.465.604	783.329	2.248.933
4.8.	Custodians		-	776	776	-	1.289	1.289
V.	PLEDGES RECEIVED		28.793.864	5.107.746	33.901.610	18.275.787	5.373.930	23.649.717
5.1.	Marketable Securities		2.610.185	153.073	2.763.258	1.283.227	1.265.985	2.549.212
5.2.	Guarantee Notes		1.017.535	132.464	1.149.999	915.954	144.071	1.060.025
5.3.	Commodity		46	47.449	47.495	394	75.689	76.083
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovable		14.868.514	3.445.014	18.313.528	8.482.761	2.642.335	11.125.096
5.6.	Other Pledged Items		10.297.584	1.329.746	11.627.330	7.593.451	1.245.850	8.839.301
5.7.	Pledged Items-Depository		-	-	-	-	-	-
VI.	ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES		2.209.777	66.648	2.276.425	2.309.854	80.532	2.390.386
	TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)		60.262.634	17.140.794	77.403.428	45.283.735	15.928.094	61.211.829

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

IV. STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY FOR THE PERIODS ENDED 30 JUNE 2007 AND 30 JUNE 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

		Note (Section Five)	Paid-in Capital	Adjustment to Share Capital (*)	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Income (Loss)	Prior Period Net Income (Loss)	Revaluation Fund	Revaluation Differences	Marketable Securities Value Increase Fund	Total Shareholders' Equity
	PRIOR PERIOD (30/06/2006)															
I.	Period Opening Balance		1.800.005	2.401.893	-	-	255.315	-	187.412	-	1.466.792	-	-	-	271.837	6.383.234
II.	Changes in Accounting Policies according to TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1	Effects of errors		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	Effects of the Changes in Accounting Policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	New Balance (I+II)		1.800.005	2.401.893	-	-	255.315	-	187.412	-	1.466.792	-	-	-	271.837	6.383.234
	Changes in the period															
IV.	Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Available-for-sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	(666.278)	(666.278)
VI.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	From Real Estate and Investments in Associates Sales		-	-	-	-	-	-	(117.516)	-	-	-	117.516	-	-	-
	Transferred Amounts															
VIII.	Available-for-sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Net Current Period Income/(Loss)		-	-	-	-	-	-	-	-	938.687	-	-	-	-	938.687
XI.	Profit Distribution		-	-	-	-	121.965	-	804.376	-	(1.466.792)	-	-	-	-	(540.451)
11.1	Dividends Paid		-	-	-	-	-	-	-	-	(540.451)	-	-	-	-	(540.451)
11.2	Transfers to Reserves		-	-	-	-	121.965	-	804.376	-	(926.341)	-	-	-	-	-
11.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Capital Increase		399.995	(199.998)	-	-	-	-	(82.481)	-	-	-	(117.516)	-	-	-
12.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.2	Value increase due to revaluation of property and equipment		-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.3	Investments in associates, subsidiaries and joint ventures bonus shares obtained		-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.5	Adjustment to share capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.6	Share Premium		399.995	(199.998)	-	-	-	-	(82.481)	-	-	-	(117.516)	-	-	-
12.7	Foreign Currency Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Changes due to the disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Changes due to the reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Primary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	Secondary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII.	Effects of changes in equity of investments in associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Period End Balance (III to XVII)		2.200.000	2.201.895	-	-	377.280	-	791.791	-	938.687	-	-	-	(394.441)	6.115.212
	CURRENT PERIOD (30/06/2007)															
I.	Prior Period End Balance		2.200.000	2.201.895	-	-	377.280	-	791.791	-	1.600.192	-	-	-	(130.089)	7.041.069
	Changes in the period															
II.	Increase/Decrease due to the Merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Investments in Associates, Subsidiaries and Available-for-Sale Investments	(II-h)	-	-	-	-	-	-	-	-	-	-	-	-	184.759	184.759
IV.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.1	Cash flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Transferred Amounts															
V.	Available-for-Sale Investments		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Hedging from risky transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Cash Flow Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Foreign Investment Hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Net Current Period Income		-	-	-	-	-	-	-	-	1.188.720	-	-	-	-	1.188.720
VIII.	Profit Distribution		-	-	-	-	141.176	-	790.526	-	(1.600.192)	-	7.995	-	-	(660.495)
8.1	Dividends Paid		-	-	-	-	-	-	-	-	(660.495)	-	-	-	-	(660.495)
8.2	Transfers to Reserves		-	-	-	-	141.176	-	790.526	-	(939.697)	-	7.995	-	-	-
8.3	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Capital Increase		800.000	(296.003)	1.700.000	-	-	-	(296.002)	-	-	-	(7.995)	-	-	1.900.000
9.1	Cash		200.000	-	-	-	-	-	-	-	-	-	-	-	-	200.000
9.2	Value increase due to revaluation of the Plant and Equipment		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.3	Investments in associates, subsidiaries and joint ventures bonus shares obtained		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.5	Adjustment to share capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.6	Share Premium		600.000	(296.003)	1.700.000	-	-	-	(296.002)	-	-	-	(7.995)	-	-	1.700.000
9.7	Foreign Currency Difference		-	-	-	-	-	-	-	-	-	-	-	-	-	-
9.8	Other		-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Changes due to the disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Changes due to the reclassification of the assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Primary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Secondary subordinated borrowings		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Effects of changes in equity of investments in associates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Period End Balance (I to XIV)		3.000.000	1.905.892	1.700.000	-	518.456	-	1.286.315	-	1.188.720	-	-	-	54.670	9.654.053

(*) The amounts for the current period under "Adjustment to Share Capital" column are presented under "Other Capital Reserves" in the financial statements.

The accompanying explanations and notes form an integral part of these financial statements

V. STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED 30 JUNE 2007 AND 30 JUNE 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

		Note (Section Five)	CURRENT PERIOD (30/06/2007)	PRIOR PERIOD (30/06/2006)
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	Operating Profit before changes in operating assets and liabilities		1.536.630	992.402
1.1.1	Interest received		3.901.373	3.164.388
1.1.2	Interest paid		(2.464.766)	(1.740.938)
1.1.3	Dividend received		31.845	76.121
1.1.4	Fees and commissions received		601.354	497.240
1.1.5	Other income		(22.464)	113.876
1.1.6	Collections from previously written-off loans and other receivables		175.669	80.794
1.1.7	Payments to personnel and service suppliers		(296.022)	(270.890)
1.1.8	Taxes paid		(243.604)	(347.447)
1.1.9	Other		(146.755)	(580.742)
1.2	Changes in operating assets and liabilities		2.235.168	(708.234)
1.2.1	Net decrease in trading securities		(9.242)	75.849
1.2.2	Net (increase) / decrease in fair value through profit/(loss) financial assets		1.120.237	(784.676)
1.2.3	Net (increase) / decrease in due from banks and other financial institutions		(47.835)	1.990.290
1.2.4	Net (increase) / decrease in loans		(5.300.443)	(5.840.274)
1.2.5	Net (increase) / decrease in other assets		(4.289)	(279.451)
1.2.6	Net increase / (decrease) in bank deposits		77.006	(1.194.793)
1.2.7	Net increase / (decrease) in other deposits		5.734.521	5.361.602
1.2.8	Net increase / (decrease) in funds borrowed		533.444	(601.487)
1.2.9	Net increase / (decrease) in payables		-	-
1.2.10	Net increase / (decrease) in other liabilities		131.769	564.706
I.	Net cash provided from banking operations		3.771.798	284.168
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	Net cash provided from investing activities		(6.647.602)	812.196
2.1	Cash paid for acquisition of investments, associates and subsidiaries		(2.838)	-
2.2	Cash obtained from disposal of investments, associates and subsidiaries		-	125.049
2.3	Purchases of property and equipment		(49.851)	(45.277)
2.4	Disposals of property and equipments		2.269	12.676
2.5	Cash paid for purchase of investments available-for-sale		(6.597.182)	-
2.6	Cash obtained from sale of investments available-for-sale		-	397.366
2.7	Cash paid for purchase of investment securities		-	-
2.8	Cash obtained from sale of investment securities		-	322.382
2.9	Other		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	Net cash provided from financing activities		1.240.147	(541.314)
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Issued capital instruments		-	-
3.4	Dividends paid		(660.495)	(540.451)
3.5	Payments for finance leases		642	(863)
3.6	Other		1.900.000	-
IV.	Effect of change in foreign exchange rate on cash and cash equivalents		-	-
V.	Net increase in cash and cash equivalents		(1.635.657)	555.050
VI.	Cash and cash equivalents at beginning of the year	(V-a)	3.964.903	2.827.788
VII.	Cash and cash equivalents at end of the year	(V-a)	2.329.246	3.382.838

The accompanying explanations and notes form an integral part of these financial statements

SECTION THREE
ACCOUNTING POLICIES

I. EXPLANATIONS ON BASIS OF PRESENTATION

a. The preparation of the financial statements and related notes and explanations in accordance with the Turkish Accounting Standards and Regulation on the Principles and Procedures Regarding Banks' Accounting Application and Keeping Documents:

The unconsolidated financial statements are prepared in accordance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published in the Official Gazette No. 26333 dated 1 November 2006, which refers to "Turkish Accounting Standards" ("TAS") and "Turkish Financial Reporting Standards" ("TFRS") issued by the "Turkish Accounting Standards Board" ("TASB") and additional explanations and notes related to them and other decrees, notes and explanations related to accounting and financial reporting principles (all "Turkish Accounting Standards" or "TAS") published by the Banking Regulation and Supervision Agency ("BRSA"). The Bank maintains its books in Turkish Lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation.

The unconsolidated financial statements have been prepared in YTL, under the historical cost convention except for the financial assets and liabilities carried at fair value.

The preparation of unconsolidated financial statements in conformity with TAS requires the use of certain critical accounting estimates by the Bank management to exercise its judgment on the assets and liabilities of the balance sheet and contingent issues as of the balance sheet date. These estimates are being reviewed regularly and, when necessary, suitable corrections are made and the effects of these corrections are reflected to the income statement.

b. Explanation for convenience translation into English:

The differences between accounting principles, as described in these preceding paragraphs and accounting principles generally accepted in countries in which unconsolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these unconsolidated financial statements. Accordingly, these unconsolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

c. Explanations on first-time adoption of TAS:

The Bank has prepared its unconsolidated financial statements in accordance with TAS as of 31 December 2006 for the first time. According to the "Turkish Financial Reporting Standard Regarding the First-time Adoption of Turkish Financial Reporting Standards" ("TFRS 1"), the effects of the adoption of TAS are also reflected to the comparatives of these unconsolidated financial statements as of 30 June 2007 to the unconsolidated financial statements as of 30 June 2006.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON BASIS OF PRESENTATION (CONTINUED):

1. Reconciliation of the net income reported under the previous accounting principles in the financial statements to profit under TAS for the same period:

	30 June 2006
Net Income Reported Before the Adoption of TAS	924.244
Reserve for Employee Rights	*(2.054)*
Financial Assets Valuation Differences	*(51.720)*
Immovable and Investment Sale Profits	*123.306*
Foreign Currency Differences of Foreign Investment in Associates and Subsidiaries	*(63.780)*
Deferred Tax Effect	*8.691*
Total Effect on Profit Before the Adoption of TAS	14.443
Net Income After the Adoption of TAS	938.687

2. Reconciliation of shareholders' equity reported under previous accounting principles to shareholders' equity under TAS:

	31 December 2005
Shareholders' Equity Before the Adoption of TAS	6.353.219
Reserve for Employee Rights	*(36.360)*
Financial Assets at Fair Value Through Profit or Loss Valuation Differences	*33.105*
Available-for-Sale Financial Assets Valuation Differences	*24.881*
Valuation Difference of Foreign Investment in Associates and Subsidiaries	*25.805*
Deferred Tax Effect	*(17.396)*
Total Effect on Shareholders' Equity Before the Adoption of TAS	30.035
Shareholders' Equity After TAS	6.383.254

(*)Valuation Difference of Foreign Investment in Associates and Subsidiaries amounts to YTL24.328 as of 31 December 2006 and in order to comply with valuation principles in current period, has been subtracted from profit reserve on previous period's financial statements.

3. No significant changes in the cash flow statements have been reported in the financial statements for the period ended 30 June 2006 prepared in accordance with TAS.

d. Accounting policies and valuation principles applied in the presentation of financial statements:

The accounting policies and valuation principles applied in the preparation of financial statements are determined and applied in accordance with the TAS. These accounting policies and valuation principles are explained in Notes II through XXVIII below.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS ON STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS:

The Bank's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (Treasury transactions) and international banking services. By nature, the Bank's activities are principally related to the use of financial instruments. As the main funding source, the Bank accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Bank's most important funding sources are equity, mostly intermediate and long-term borrowings from foreign financial institutions. The Bank follows an asset-liability management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments in various financial assets. The main objective of asset-liability management is to limit the Bank's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Bank's equity. The Asset-Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure placed by the Executive Risk Committee ("ERC").

For covering foreign currency exposures arising from the foreign currency transactions, the Bank uses derivatives and asset-liability balancing transactions.

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of net foreign exchange income/expense. Foreign currency denominated subsidiaries, which are non-monetary assets carried at historical cost, are translated into Turkish Lira with the foreign exchange rates prevailing at the balance sheet date.

As at 30 June 2007, foreign currency denominated balances are translated into Turkish Lira by using the exchange rates of YTL1,3100, YTL1,7657, and YTL1,0616 for USD, EUR, and Yen, respectively.

III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

As of 30 June 2007 and 31 December 2006 the Bank has no investments in associates.

Subsidiaries are entities controlled directly or indirectly by the Bank. Subsidiaries are accounted in accordance with the "Turkish Accounting Standard on Financial Instruments: Recognition and Measurement" ("TAS 39") in the unconsolidated financial statements. Subsidiaries that have a quoted market price in an active market and whose fair value can be reliably measured are carried at fair value. Subsidiaries that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost less provision for impairment.

IV. EXPLANATIONS ON FORWARD TRANSACTIONS AND DERIVATIVE INSTRUMENTS:

The major derivative instruments utilized by the Bank are currency and interest rate swaps, currency options and currency forwards.

The Bank classifies its derivative instruments as "Held-for-hedging" or "Held-for-trading" in accordance with "Turkish Accounting Standard for Financial Instruments: Recognition and Measurement"("TAS 39"). Certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, are treated as derivatives "Held-for-trading".

Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts at their contractual values.

Derivative instruments are remeasured at fair value after initial recognition. If the fair value of a derivative financial instrument is positive, it is disclosed under the main account "Financial assets at fair value through profit or loss" in "Trading derivative financial instruments" and if the fair value difference is negative, it is disclosed under "Trading derivative financial liabilities". Differences in the fair value of trading derivative instruments are accounted under "trading income/loss" in the income statement. The fair values of the derivative financial instruments are calculated using quoted market prices or by using discounted cash flow models.

V. EXPLANATIONS ON INTEREST INCOME AND EXPENSE:

Interest income and expenses are recognized in the income statement on an accrual basis. The Bank ceases accruing interest income on non-performing loans and any interest income accruals from such loans are being reversed and no income accounted until the collection is made according to the related regulation.

VI. EXPLANATIONS ON FEE AND COMMISSION INCOME AND EXPENSES:

All fees and commission income/expenses are recognized on an accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Borrowing fees and commissions expenses paid to other financial institutions are recognized as operational costs and recorded by using the "Effective interest method". Contract based fees or fees received in return for services such as the purchase and sale of assets on behalf of a third party or legal person are recognized as income at the time of collection.

VII. EXPLANATIONS ON FINANCIAL ASSETS:

The Bank categorizes its financial assets as "Fair value through profit/loss", "Available-for-sale", "Loans and receivables" or "Held-to-maturity". Sale and purchase transactions of the financial assets mentioned above are recognized at the "Settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Bank management, taking into consideration the purpose of the investment.

VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

a. Financial Assets At Fair Value Through Profit or Loss:

This category has two sub-categories: "Trading financial assets" and "Financial assets designated at fair value through profit/loss at initial recognition."

Trading financial assets are financial assets which were either acquired for generating a profit from short-term fluctuations in prices or dealer's margin, or are financial assets included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading financial assets are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading financial assets are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. All gains and losses arising from these valuations are reflected in the income statement. Interest earned while holding trading financial assets is reported as interest income and dividends received are included separately in dividend income.

Derivative financial assets are classified as trading purpose financial assets unless they are used for hedging purposes. The accounting of derivative financial assets is explained in Note IV of Section Three.

The Bank has no financial assets designated as financial assets at fair value through profit or loss.

b. Financial Assets Available-for-sale:

Financial assets available-for-sale consist of financial assets other than "Loan and receivables", "Held-to-maturity" and "Financial assets at fair value through profit or loss".

Debt securities classified as available-for-sale financial assets are subsequently remeasured at fair value. "Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are recognized in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

Available-for-sale equity securities that have a quoted market price in an active market and whose fair values can be reliably measured are carried at fair value. Available-for-sale equity securities that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at cost, less provision for impairment.

c. Loans and Receivables:

Financial assets that are originated by the Bank by providing money, services or goods to borrowers are categorized as loans and receivables. Loans and receivables originated by the Bank are carried initially at cost and subsequently recognized at the amortized cost value calculated using the "Effective yield method". The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

If the collectibility of any receivable is identified as limited or doubtful by the management through assessments and estimates, the Bank provides general and specific provisions for these loans and receivables in accordance with the "Communiqué Related to Principles and Procedures on Determining the Qualifications of Banks' Loans and Other Receivables and the Provision for These Loans and Other Receivables" published in the Official Gazette dated 1 November 2006, No. 26333. Provision expenses are deducted from the net income of the period. If there is a subsequent collection from a receivable that was already provisioned in the previous years, the recovery amount is classified under "Other operating income". If a receivable is collected which is provisioned in the same year, it is deducted from the "Provisions for loan losses and other receivables". Uncollectible receivables are written-off after all the legal procedures are finalized.

d. Held-to-Maturity Financial Assets:

Held-to-maturity financial assets are assets that are not classified under "Loans and receivables" with fixed maturities and fixed or determinable payments where management has the intent and ability to hold the financial assets to maturity. Held-to-maturity financial assets are initially recognized at cost, and subsequently carried at "Amortized cost" using the "Effective yield method"; interest earned whilst holding held-to-maturity securities is reported as interest income. Interest income from held-to-maturity financial assets is reflected in the income statement.

There are no financial assets that were previously classified as held-to-maturity but cannot be subject to this classification for two years due to the contradiction of classification principles.

VIII. EXPLANATIONS ON IMPAIRMENT OF FINANCIAL ASSETS:

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the "Effective yield method", or the fair value if one exists, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and this is charged against the income for the year.

IX. EXPLANATIONS ON OFFSETTING FINANCIAL ASSETS:

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when the Bank has a legally enforceable right to offset the recognized amounts and there is an intention to collect/pay related financial assets and liabilities on a net basis, or to realize the asset and settle the liability simultaneously.

X. EXPLANATIONS ON SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS:

Securities subject to repurchase agreements ("Repos") are classified as "Financial assets at fair value difference through profit or loss", "Available-for-sale securities" and "Held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio of the Bank to which they belong. Funds obtained under repurchase agreements are accounted under "Funds provided under repurchase agreements" in liability accounts and differences between the sale and repurchase prices determined by these repurchase agreements are accrued evenly over the life of the repurchase agreement using the "Effective yield method."

Funds given against securities purchased under agreements to resell ("Reverse repos") are accounted under "Receivables from reverse repurchase agreements" in the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the "Effective yield method". The Bank has no securities lending transactions.

XI. EXPLANATIONS ON ASSETS HELD FOR RESALE AND DISCONTINUED OPERATIONS:

The Bank has no discontinued operations.

Assets held-for-resale consist of tangible assets that were acquired due to non-performing receivables, and are accounted in the financial statements in accordance with the "Communiqué Regarding the Principles and Procedures for the Disposals of Immovables and Commodities Acquired due to Receivables and for Trading of Precious Metal" published in the Official Gazette dated 1 November 2006, No.26333.

XII. EXPLANATIONS ON GOODWILL AND OTHER INTANGIBLE ASSETS:

As of 30 June 2007 and 31 December 2006, the Bank has no goodwill.

Intangible assets are measured at cost on initial recognition and any directly attributable costs of setting the asset to work for its intended use are included in the initial measurement. Subsequently, intangible assets are carried at historical costs after the deduction of accumulated depreciation and the provision for value decreases.

Intangibles are amortized over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses necessary to utilize the economic benefit from the asset.

XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT:

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting the asset in working order for its intended use are included in the initial measurement. Subsequently, property and equipment carried at cost less accumulated depreciation and provision for value decrease.

XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT (CONTINUED):

Depreciation is calculated over the cost of property and equipment using the straight-line method over estimated useful lives. The estimated useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item will remain in property and equipment.

Where the carrying amount of an asset is greater than its estimated "Recoverable amount", it is written down immediately to its "recoverable amount" and the provision for the diminution in value is charged to the income statement.

Gains and losses on the disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditures for the repair and renewal of property and equipment are recognized as expense. The capital expenditures incurred in order to increase the capacity of the tangible asset or to increase the future benefit of the asset are capitalized on the cost of the tangible asset. Capital expenditures include the cost components that increase the useful life, or the capacity of the asset, increase the quality of the product or decrease the costs.

XIV. EXPLANATIONS ON LEASING TRANSACTIONS:

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the "Lower of the fair value of the leased asset or the present value of the lease installments that are going to be paid for the leased asset". Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a "Provision for value decrease" is recognized. Liabilities arising from the leasing transactions are included in "Finance lease payables" in the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement. The Bank does not provide financial leasing services as a "Lessor".

Transactions regarding operational lease agreements are accounted on an accrual basis in accordance with the terms of the related contracts.

XV. EXPLANATIONS ON PROVISIONS AND CONTINGENT LIABILITIES:

Provisions and contingent liabilities are accounted in accordance with, "Turkish Accounting Standard for Provisions, Contingent Liabilities and Contingent Assets"("TAS 37").

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognized in the same period of occurrence in accordance with the matching principle. When the amount of the obligation cannot be estimated and there is no possibility of an outflow of resources from the Bank, it is considered that a "Contingent" liability exists and it is disclosed in the related notes to the financial statements.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVI. EXPLANATIONS ON CONTINGENT ASSETS:

Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. Contingent assets are disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in which the change occurs.

XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

a. Employment Termination Benefit and Vacation Rights:

Obligations related to employment termination and vacation rights are accounted for in accordance with "Turkish Accounting Standard for Employee Rights" ("TAS 19") and are classified under "Reserve for Employee Rights" account in the balance sheet.

Under the Turkish Labour Law, the Bank is required to pay a specific amount to the employees who have retired or whose employment is terminated other than the reasons specified in the Turkish Labour Law. The reserve for employment termination benefits represents the present value of the estimated total reserve for the future probable obligation of the Bank arising from this liability.

b. Retirement Rights:

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law numbered 506, Article No. 20. The financial statements of the Pension Fund have been audited by an independent actuary in accordance with the 38th article of the Insurance Supervisory Law and the "Actuarial Regulation" based on the same article.

On 1 November 2005, temporary 23rd article paragraph 1 of the Banking Law No. 5411 ("Banking Law") published in the Official Gazette No.25983 requires the transfer of the pension funds of the banks to the Social Security Institution within three years following the publication date. In accordance with the Banking Law, the actuarial calculation of the liability should be performed by a commission including representatives from various institutions. The specified liability will be paid in annual equal installments for a period not exceeding 15 years. However, the President of the Turkish Republic applied to the Constitutional Court on 2 November 2005 for the abrogation of the related article of Banking Law, and this article was abrogated with the decision no E. 2005/39, K. 2007/33 dated 22 March 2007, which was published in the Official Gazette No.26479 dated 31 March 2007, and its execution was annulled as of the publication date of the decision.

According to the technical balance sheet report prepared using the technical interest rate of 10,24% in accordance with the written decree published by the Council of Ministers in the Official Gazette dated 15 December 2006 No. 26377 for the purpose of determining principles and procedures to be applied during the transfer, "Pension Fund" has no technical or actuarial deficit as of 31 December 2006.In addition, the Bank's management envisions that the liability amount to be calculated during the probable transfer date within the framework stated above will be commensurate with the assets of the Fund and will not bring any burden for the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS (CONTINUED):

Moreover, in accordance with the 58th and temporary 7th articles of Banking Law, it is prohibited for banks to transfer funds for closing deficits of related pension funds as of 1 January 2008.

The BRSA has issued an opinion stating that the annulment of temporary 23rd article paragraph 1 of the Banking Law, envisioning the transfer of banks' pension funds to SSI would not change the measurement principles currently applied and explained above.

XVIII. EXPLANATIONS ON TAXATION:

a. Current Tax:

On 21 June 2006, "Corporate Tax Law" No. 5520 ("New Tax Law") was published in the Official Gazette, No. 26205. Many clauses of the New Tax Law are effective from 1 January 2006. According to New Tax Law, the corporate tax rate is 20% beginning from 1 January 2006. Corporate tax is calculated on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 20% on their corporate income. Advance tax is declared by the 14th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations which is for the current period is credited against the annual corporation tax calculated on their annual corporate income in the following year. Despite the offset, if there is temporary prepaid tax remaining, this balance can be refunded or used to offset any other financial liabilities to the government.

A 75% portion of the capital gains derived from the sale of equity investments and immovable properties held for at least two years is tax exempt, if such gains are added to paid-in capital or held in a special fund account under liability for five years.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 25th day of the following forth month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which time period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XVIII. EXPLANATIONS ON TAXATION (CONTINUED):

b. Deferred Tax:

The Bank calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with "Turkish Accounting Standard for Income Taxes" ("TAS 12") and the related decrees of the BRSA concerning about the income taxes. In the deferred tax calculation, the enacted tax rate, in accordance with the tax legislation, is used as of the balance sheet date.

Deferred tax liabilities are recognized for all resulting temporary differences whereas deferred tax assets resulting from temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax assets can be utilized.

The calculated deferred tax assets and deferred tax liabilities are presented on a net basis in these financial statements.

XIX. EXPLANATIONS ON BORROWINGS:

Trading financial liabilities and derivative instruments are carried at their fair values and other financial liabilities are carried at amortized cost using the effective yield method.

XX. EXPLANATIONS ON ISSUANCE OF SHARE CERTIFICATES:

Transaction costs regarding the issuance of share certificates are at an immaterial level.

The distribution of profit for the period 1 January-31 December 2006, resolved at the General Assembly Meeting, is explained in Note VI.b of Section One.

On 9 January 2007, the Bank increased its paid-in capital by YTL200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9,5 for each share amounting in total to YTL1.900.000. With this transaction the Bank's paid-in capital increased by YTL200.000 from YTL2.200.000 to YTL2.400.000 and the remaining YTL1.700.000 has been accounted under shareholder's equity as "Share Premium".

On 25 June 2007, the paid-in capital of the Bank was increased by YTL600.000 from YTL2.400.000 to YTL3.000.000. YTL296.002 of the increase was met by extraordinary reserves, YTL7.995 was met by real estate and participation share sale profits, and YTL296.003 was met by inflation adjustment difference which is in the equity reserves.

XXI. EXPLANATIONS ON AVALIZED DRAFTS AND ACCEPTANCES:

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

XXII. EXPLANATIONS ON GOVERNMENT GRANTS:

As of 30 June 2007 and 31 December 2006, there is no government grant for the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

XXIII. EXPLANATIONS ON SEGMENT REPORTING:

Field of activity is a distinguishable part involved with a single product or service or interrelated products or services activity that are subject to risks and returns that are different from those of other fields of activity. Reporting according to the field of activity is presented in Note VIII of Section Four.

XXIV. PROFIT RESERVES AND PROFIT APPROPRIATION:

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Bank is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit.

According to the Turkish Commercial Code, legal reserves can only be used to compensate accumulated losses and cannot be used for other purposes unless they exceed 50% of paid-in capital.

XXV. EARNINGS PER SHARE:

Earning per share disclosed in the income statement is calculated by dividing net profit for the year to the weighted average number of shares outstanding during the period concerned.

	Current Period 30 June 2007	Prior Period 30 June 2006
Distributable Net Profit to Common Shares	1.188.720	938.687
Average Number of Issued Common Shares (Thousand)	300.000.000	275.000.000
Earnings Per Share (Amounts presented in full YTL)	0,00396	0,00341

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them a retroactive effect for the year in which they were issued and for each earlier period.

As of 30 June 2007, there are 60.000.000.000 bonus shares (31 December 2006: 39.999.945.600).

XXVI. RELATED PARTIES:

Parties defined in the subsection 2, article 49 of the Banking Law No.5411, Bank's senior management, and board members are deemed as related parties. Transactions regarding related parties are presented in Note VI of Section Five.

XXVII. CASH AND CASH EQUIVALENT ASSETS:

For the purposes of the cash flow statement cash includes cash effectives, cash in transit, purchased cheques and demand deposits including balances with the Central Bank; and cash equivalents include interbank money market placements, time deposits at banks with original maturity periods of less than three months.

XXVIII. RECLASSIFICATIONS

Due to the adjustments made in accordance with the first time adoption of TAS, which are explained in detail in Note I.c of this section and where necessary, comparative figures of 31 December 2006 and 30 June 2006 have been reclassified to conform to changes in presentation in the current period.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION OF THE BANK

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO:

a. The Bank's capital adequacy ratio is 19,35% (31 December 2006: 20,67%). This rate is considerably above the minimum rate specified by the related regulation.

b. For the calculation of the capital adequacy ratio, the Bank classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighed assets" which is the sum of "Market risk on securities" and the "Bank's currency risk". The following tables present the classifications of "Risk weighed assets" and the calculation of "shareholders' equity" for the capital adequacy ratio calculation.

c. Information related to capital adequacy ratio:

	Risk Weights			
	0%	20%	50%	100%
Amount Subject to Credit Risk				
Balance Sheet Items (Net)	30.891.531	1.136.525	-	34.363.005
Cash	389.128	3.310	-	-
Matured Marketable Securities	-	-	-	-
The Central Bank of the Republic of Turkey	649.683	-	-	-
Domestic, Foreign Banks, Foreign Head Offices and Branches	-	1.103.509	-	260.323
Interbank Money Market Placements	-	-	-	-
Receivables from Reverse Repurchase Transactions	-	-	-	-
Reserve Requirements with the Central Bank of the Republic of Turkey	2.615.103	-	-	-
Loans	1.044.841	-	-	31.818.153
Non-performing Receivables (Net)	-	-	-	-
Lease Receivables	-	-	-	-
Available-for-Sale Financial Assets	19.524.558	-	-	5.578
Held-to-Maturity Investments	-	-	-	-
Receivables From the Disposal of Assets	-	-	-	1.655
Miscellaneous Receivables	-	-	-	35.281
Interest and Income Accruals	1.392.246	29.706	-	490.877
Investments in Associates, Subsidiaries and Joint Ventures (Net)	-	-	-	924.893
Fixed Assets	-	-	-	695.924
Other Assets	5.275.972	-	-	130.321
Off-Balance Sheet Items	83.626	1.364.574	861.417	5.539.781
Non-Cash Loans and Commitments	83.626	1.241.779	861.417	5.487.860
Derivative Financial Instruments	-	122.795	-	51.921
Non-Risk Weighted Accounts	-	-	-	-
Total Risk Weighted Assets	**30.975.157**	**2.501.099**	**861.417**	**39.902.786**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

d. Summary information related to capital adequacy ratio:

	Current Period 30 June 2007	Prior Period 31 December 2006
Amount Subject to Credit Risk ("ASCR")	40.833.715	33.866.537
Amount Subject to Market Risk ("ASMR")	3.422.750	1.053.913
Amount Subject to Operational Risk ("ASOR") (*)	6.353.354	-
Shareholders' Equity	9.792.256	7.219.567
Shareholders' Equity (ASCR+ASMR+ASOR) *100	19,35	20,67

(*) "Amount Subject to Operational Risk" was calculated for the first time on 30 June 2007, according to the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio", published in the Official Gazette No.26333 dated 1 November 2006 which is applicable from 1 June 2007.

e. Information about shareholders' equity items:

	Current Period 30 June 2007	Prior Period 31 December 2006
CORE CAPITAL		
Paid-in capital	3.000.000	2.200.000
Nominal capital	3.000.000	2.200.000
Capital commitments (-)	-	-
Inflation Adjustment to Share Capital	1.905.892	2.201.895
Share Premium	1.700.000	-
Share Cancellation Profits	-	-
Legal Reserves	518.456	377.280
First legal reserve (Turkish Commercial Code 466/1)	313.292	233.282
Second legal reserve (Turkish Commercial Code 466/2)	205.164	143.998
Other legal reserves per special legislation	-	-
Status reserves	-	-
Extraordinary reserves	1.286.315	791.791
Reserves allocated by the General Assembly	1.286.315	791.791
Retained earnings	-	-
Accumulated loss	-	-
Foreign currency share capital exchange difference	-	-
Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves	-	-
Profit	1.188.720	1.600.192
Net Income for the Period	1.188.720	1.600.192
Prior period profit	-	-
Provisions for Possible Risks up to 25% of Core Capital	-	-
Profit on Disposal of Associates, Subsidiaries and Immovables to be Transferred to Share Capital	-	-
Primary Subordinated Loans up to 15% of Core Capital.	-	-
Uncovered Portion of Loss with Reserves (-)	-	-
Net Current Period Loss	-	-
Prior period loss	-	-
Leasehold improvements (-)	8.416	9.830
Prepaid expenses (-)	21.156	21.694
Intangible Assets (-)	21.059	24.501
Deferred Tax Asset Amount Exceeding 10% of Core Capital (-)	-	-
Limit Exceeding Amount Regarding the Third Clause of the Article 56 of the Law (-)	-	-
Total Core Capital	**9.599.383**	**7.171.158**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

SUPPLEMENTARY CAPITAL		
General Provisions	236.760	181.233
45% of the Movables Revaluation Fund	-	-
45% of the Immovables Revaluation Fund	-	-
Bonus Shares of Investment in Associates, Subsidiaries and Joint Ventures	-	-
Primary Subordinated Loans That are not Considered in the Calculation of Core Capital	-	-
Secondary Subordinated Loans	-	-
45% Of Marketable Securities Valuation Fund	24.602	(58.540)
From Investments in Associates And Subsidiaries	1.096	2.554
From Available-for-Sale Financial Assets	23.506	(61.094)
Inflation Adjustment to Capital Reserve, Profit Reserve and Prior Years' Income or Loss (Except Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves)	-	-
Total Supplementary Capital	**261.362**	**122.693**
TIER III CAPITAL	-	-
CAPITAL	**9.860.745**	**7.293.851**
DEDUCTIONS FROM THE CAPITAL	**68.489**	**74.284**
Investments in Unconsolidated Financial Institutions (Domestic, Foreign) and Banks in which 10% or More Equity Interest Exercised	17.858	18.259
Investments in Financial Institutions (Domestic, Foreign) and Banks, in Which Less than 10% of Equity Interest is Exercised and That Exceeds the 10% And More of the Total Core and Supplementary Capital of the Bank	-	-
The Secondary Subordinated Loans Extended to Banks, Financial Institutions (Domestic or Foreign) or Significant Shareholders of the Bank and the Debt Instruments That Have Primary or Secondary Subordinated Loan Nature Purchased from Them	-	-
Loans Extended as Contradictory to the Articles 50 And 51 of The Law	-	-
The Net Book Value of Bank's Immovables That are over 50% Of Shareholders' Equity and Immovables or Commodities That are Received on Behalf of the Receivables from Customers and to be Disposed Accordingly with Banking Law Article 57 as They are Held for More Than Five Years From the Acquisition Date.	-	-
Other	-	-
Total Shareholders' Equity	**9.792.256**	**7.219.567**

II. EXPLANATIONS ON CREDIT RISK:

a. Credit risk is the risk that the counterparties may be unable to meet the terms of their agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. Credit risks are determined for each individual customer, enterprise, business group and risk groups separately. While determining credit risk, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structure are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information in accordance with the related legislation. Previously determined credit limits are constantly revised according to changing conditions. The type and amount of collateral and guarantees to be obtained are specified on a customer basis during the determination of credit limits.

During loan extensions, limits determined on a customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

b. The Bank's banking activities in foreign countries and credit transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Bank as an active participant in the national and international banking market is not exposed to a significant credit risk. As seen in the Bank's balance sheet, the ratio of loans under follow-up to total loans is as low as 2,2% (31 December 2006: 2,1%) and 100% provision has been provided.

c. The Bank provided a general provision amounting to YTL236.760 (31 December 2006: YTL181.233).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS ON MARKET RISK:

The Bank considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Bank's market risk position is calculated and reported to the ERC members daily and weekly. The table below shows how the market risk as of 30 June 2007 is calculated in accordance with Section Three of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio", published in the Official Gazette No. 26333 dated 1 November 2006, "Calculation of Market Risk with Standard Method".

a. Information on Market Risk:

	Balance
(I) Capital to be Employed for General Market Risk - Standard Method	215.083
(II) Capital to be Employed for Specific Risk - Standard Method	52
(III) Capital to be Employed for Currency Risk - Standard Method	58.685
(IV) Capital to be Employed for Commodity Risk - Standard Method	-
(V) Capital to be Employed for Exchange Risk - Standard Method	-
(VI) Capital to be Employed for Market Risk Due to Options - Standard Method	-
(VII) Total Capital to be Employed for Market Risk for Banks Applying Risk Measurement Model	-
(VIII) Total Capital to be Employed for Market Risk (I+II+III+IV+V+VI)	273.820(*)
(IX) Amount Subject to Market Risk (12,5xVIII) or (12,5xVII)	3.422.750(*)

(*) Of the "Amount subject to market risk", only YTL273,820 (8% of YTL3.422.750) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Note II of Section Four. YTL273.820 is the minimum amount of capital that can mitigate the mentioned risk.

IV. EXPLANATIONS ON OPERATIONAL RISK:

The "Basic indicator method" is used in the operational risk calculation of the Bank. The amount subject to the operational risk is calculated through the use of the gross income of the Bank in 2006, 2005, and 2004 in accordance to the "Calculation of the Operational Risk" applicable from 1 June 2007, which is the 4th part of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio" published in the Official Gazette No.26333 dated 1 November 2006. Not all of the YTL6.353.354 used in the calculation of operational risk in the scope of "capital adequacy standard ratio" stated in Note II of this part, but only the YTL508.268, corresponding to the 8%, represents the operational risk to be exposed to. YTL508.268 also represents the minimum capital amount required to remove the related risk.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON CURRENCY RISK:

The difference between the Bank's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. The Bank keeps the foreign exchange exposure amount within the limits set by the ERC. The Board, taking into account the recommendations by the ERC, sets a limit for the size of a foreign exchange exposure, which is closely monitored by ALCO.

Those limits are individually determined and followed for both the net overall FC position and for the foreign exchange exposure. Derivative financial instruments like forward foreign exchange contracts and currency swaps are used as tools for foreign exchange exposure management.

The Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date are presented below:

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,3100	YTL1,7657	YTL1,0616
1. Day bid rate	YTL1,2900	YTL1,7367	YTL1,0489
2. Day bid rate	YTL1,2900	YTL1,7335	YTL1,0516
3. Day bid rate	YTL1,2800	YTL1,7235	YTL1,0375
4. Day bid rate	YTL1,2700	YTL1,7090	YTL1,0250
5. Day bid rate	YTL1,2700	YTL1,7017	YTL1,0252

The simple arithmetic average of the Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are presented in the table below:

USD : YTL1,2910
Euro : YTL1,7336
Yen : YTL1,0558

As of 31 December 2006;

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,4150	YTL1,8638	YTL1,1897

Information related to the Bank's currency risk: (Thousand YTL)

The table below summarizes the Bank's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currency indexed assets, classified as Turkish Lira assets according to the Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Banks' real position, both in financial and economic terms, is presented in the table below:

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS ON CURRENCY RISK (CONTINUED):

	Euro	USD	Yen	Other FC (*)	Total
Current Period – 30 June 2007					
Assets					
Cash Equivalents and Central Bank	2.434.609	74.122	145	15.958	**2.524.834**
Banks and Other Financial Institutions	163.952	1.147.937	20.675	34.644	**1.367.208**
Financial Assets at Fair Value through Profit or Loss (Net)	846.898	4.587.308	-	-	**5.434.206**
Interbank Money Market Placements	-	-	-	-	-
Available-for-sale Financial Assets (Net)	753.632	4.123.578	-	-	**4.877.210**
Loans	4.116.321	6.944.019	4.541	29.945	**11.094.826**
Investments in Associates, Subsidiaries and Joint Ventures	543.937	-	-	178.542	**722.479**
Held-to-maturity Investments (Net)	-	-	-	-	-
Hedging Derivative Financial Assets	-	-	-	-	-
Tangible Assets (Net)	-	2.734	-	-	**2.734**
Intangible Assets (Net)	-	-	-	-	-
Other Assets	639	7.398	3	349	**8.389**
Total assets	**8.859.988**	**16.887.096**	**25.364**	**259.438**	**26.031.886**
Liabilities					
Bank Deposits	29.743	47.334	2	2.882	**79.961**
Foreign Currency Deposits	5.386.487	10.992.408	22.066	588.069	**16.989.030**
Funds from Interbank Money Market	-	-	-	-	-
Borrowings	1.493.604	7.481.257	258	7.448	**8.982.567**
Issued Marketable Securities (Net)	-	-	-	-	-
Miscellaneous Payables	6.479	4.260	228	1.213	**12.180**
Hedging Derivative Financial Liabilities	-	-	-	-	-
Other Liabilities	28.971	157.393	1.458	1.982	**189.804**
Total Liabilities	**6.945.284**	**18.682.652**	**24.012**	**601.594**	**26.253.542**
Net on Balance Sheet Position	**1.914.704**	**(1.795.556)**	**1.352**	**(342.156)**	**(221.656)**
Net off-Balance Sheet Position (**)	**(1.867.367)**	**1.586.707**	**(948)**	**368.999**	**87.391**
Financial Derivative Assets	616.553	2.200.014	54.209	417.633	**3.288.409**
Financial Derivative Liabilities	2.483.920	613.307	55.157	48.634	**3.201.018**
Non-cash Loans	738.984	1.053.097	73.637	31.267	**1.896.985**
Prior Period - 31 December 2006					
Total Assets	8.202.023	15.913.861	3.213	265.293	**24.384.390**
Total Liabilities	6.497.810	17.178.020	4.373	619.622	**24.299.825**
Net on-Balance Sheet Position	1.704.213	(1.264.159)	(1.160)	(354.329)	**84.565**
Net off-Balance Sheet Position (**)	(1.735.950)	1.364.921	559	343.271	**(27.199)**
Financial Derivative Assets	668.799	1.804.763	36.515	359.291	**2.869.368**
Financial Derivative Liabilities	2.404.749	439.842	35.956	16.020	**2.896.567**
Non-cash Loans	666.883	1.022.639	78.217	35.993	**1.803.732**

(*) Of the "Other FC" total assets amounting to YTL259.438 (31 December 2006: YTL265.293), YTL219.676 is in English pounds (31 December 2006: YTL243.000), and YTL16.708 in Swiss francs (31 December 2006: YTL18.231). Of the total liabilities amounting to YTL601.594 (31 December 2006: YTL619.622) YTL431.262 is in English pounds (31 December 2006: YTL455.825) and YTL46.717 is in Swiss francs (31 December 2006: YTL50.247).

(**) Presents the net balance of receivables and payables from derivative transactions. Foreign Exchange spot dealings shown under "Asset purchase commitments" in the financial statements, are included in the net off-balance sheet position.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK:

"Interest Rate Risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Bank. The ERC sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In the case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Bank manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, varying the rates for the short or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

Current Period – 30 June 2007	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non Interest Bearing	Total
Assets							
Cash Equivalents and Central Bank	2.661.722	-	-	-	-	1.042.122	**3.703.844**
Banks and Other Financial Institutions	931.310	143.142	-	-	-	292.891	**1.367.343**
Financial Assets at Fair Value Through Profit or Loss (Net)	7.197	2.107.155	3.020.181	15.523	368.663	35	**5.518.754**
Interbank Money Market Placements	-	-	-	-	-	-	-
Available-for-sale Financial Assets (Net)	1.117.015	5.590.163	1.442.921	2.031.812	10.459.880	5.578	**20.647.369**
Loans	13.005.432	4.798.679	5.101.366	4.833.127	5.621.885	-	**33.360.489**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-
Other Assets	23.339	-	-	-	-	1.838.413	**1.861.752**
Total Assets	**17.746.015**	**12.639.139**	**9.564.468**	**6.880.462**	**16.450.428**	**3.179.039**	**66.459.551**
Liabilities							
Bank Deposits	1.504.501	171.956	4.367	1.093	-	139.190	**1.821.107**
Other deposits	26.735.198	4.284.060	473.764	242.723	627	6.451.210	**38.187.582**
Funds from Interbank Money Market	5.282.263	283.832	190	-	-	-	**5.566.285**
Miscellaneous Payables	-	-	-	-	-	802.349	**802.349**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	2.187.626	6.015.142	419.550	409.469	89.342	-	**9.121.129**
Other Liabilities (*)	46.499	24.804	27.377	39.521	95.551	10.727.347	**10.961.099**
Total Liabilities	**35.756.087**	**10.779.794**	**925.248**	**692.806**	**185.520**	**18.120.096**	**66.459.551**
Balance Sheet Long Position	-	1.859.345	8.639.220	6.187.656	16.264.908	-	**32.951.129**
Balance Sheet Short Position	(18.010.072)	-	-	-	-	(14.941.057)	**(32.951.129)**
Off Balance Sheet Long Position	2.004.242	246.645	74.033	-	-	-	**2.324.920**
Off Balance Sheet Short Position	-	-	-	(63.794)	(2.473.825)	-	**(2.537.619)**
Total Position	**(16.005.830)**	**2.105.990**	**8.713.253**	**6.123.862**	**13.791.083**	**(14.941.057)**	**(212.699)**

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing"

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period – 31 December 2006	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 year and Over	Non Interest Bearing	Total
Assets							
Cash Equivalents and Central Bank	2.692.777	-	-	-	-	1.849.990	**4.542.767**
Banks and Other Financial Institutions	1.912.234	71.637	2.289	-	-	191.242	**2.177.402**
Financial Assets at Fair Value through Profit or Loss (Net)	20.280	2.208.784	4.159.436	20.873	199.685	518	**6.609.576**
Interbank Money Market Placements	-	-	-	-	-	-	-
Available-for-sale Financial Assets (Net)	1.234.195	4.421.538	3.028.132	2.202.412	2.865.180	5.578	**13.757.035**
Loans	11.273.420	4.180.331	4.518.968	3.587.164	4.777.058	-	**28.336.941**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-
Other Assets	93.337	-	-	-	-	1.731.204	**1.824.541**
Total Assets	**17.226.243**	**10.882.290**	**11.708.825**	**5.810.449**	**7.841.923**	**3.778.532**	**57.248.262**
Liabilities							
Bank Deposits	1.254.193	366.464	1.307	7.063	-	105.833	**1.734.860**
Other Deposits	20.048.501	5.320.841	695.694	717.343	1.852	5.682.415	**32.466.646**
Funds from Interbank Money Market	4.917.848	2.743	75	-	-	-	**4.920.666**
Miscellaneous Payables	-	-	-	-	-	779.567	**779.567**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-
Borrowings	1.640.548	6.442.983	501.160	622.637	2.141	-	**9.209.469**
Other Liabilities (*)	22.011	22.395	27.302	38.248	74.906	7.952.192	**8.137.054**
Total Liabilities	**27.883.101**	**12.155.426**	**1.225.538**	**1.385.291**	**78.899**	**14.520.007**	**57.248.262**
Balance Sheet Long Position	-	-	10.483.287	4.425.158	7.763.024	-	**22.671.469**
Balance Sheet Short Position	(10.656.858)	(1.273.136)	-	-	-	(10.741.475)	**(22.671.469)**
Off Balance Sheet Long Position	1.224.108	252.043	-	-	-	-	**1.476.151**
Off Balance Sheet Short Position	-	-	(21.490)	(103.726)	(1.358.770)	-	**(1.483.986)**
Total Position	**(9.432.750)**	**(1.021.093)**	**10.461.797**	**4.321.432**	**6.404.254**	**(10.741.475)**	**(7.835)**

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing"

b. Effective average interest rates for monetary financial instruments%:

Average interest rates in the following tables are the weighted average rates of the related balance sheet items.

Current Period – 30 June 2007	Euro	USD	Yen	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,97	2,53	-	13,12
Banks and Other Financial Institutions	3,98	5,36	-	19,25
Financial Assets at Fair Value Through Profit or Loss (Net)	5,77	7,27	-	18,96
Interbank Money Market Placements	-	-	-	-
Available-for-Sale Financial Assets (Net)	6,92	6,55	-	18,89
Loans	5,55	7,31	2,34	22,12
Held-to-Maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	3,87	5,40	-	19,18
Other Deposits	2,42	3,97	0,03	15,31
Funds From Interbank Money Market	-	-	-	17,83
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	4,48	6,10	1,72	15,24

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

Prior Period - 31 December 2006	Euro	USD	Yen	YTL
Assets	%	%	%	%
Cash Equivalents and Central Bank	1,73	2,52	-	13,12
Banks and Other Financial Institutions	3,39	5,27	-	17,04
Financial Assets at Fair Value Through Profit or Loss (Net)	5,35	6,93	-	17,41
Interbank Money Market Placements	-	-	-	-
Available-for-Sale Financial Assets (Net)	-	7,35	-	18,20
Loans	5,23	7,49	4,12	22,23
Held-to-Maturity Investments (Net)	-	-	-	-
Liabilities				
Bank Deposits	3,53	5,50	-	18,98
Other Deposits	2,38	4,30	0,02	15,47
Funds From Interbank Money Market	-	-	-	18,22
Miscellaneous Payables	-	-	-	-
Issued Marketable Securities (Net)	-	-	-	-
Borrowings	4,13	6,16	-	14,60

VII. EXPLANATIONS ON LIQUIDITY RISK:

Liquidity risk arises from the mismatching of maturities of assets and liabilities. The Bank balances maturities of the related assets and liabilities according to specific criteria and keeps the mismatching of maturities under control. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds a sufficient amount of short-term funds. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Bank also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In the case of high market fluctuations, daily reporting and analyses on transaction basis are made.

The most important funding resources of the Bank are the shareholders' equity, the diversified and steady deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and maturities of a large portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VII. EXPLANATIONS ON LIQUIDITY RISK (CONTINUED):

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Unallocated (*)	Total
Current Period – 30 June 2007								
Assets								
Cash Equivalents and Central Bank	3.657.224	46.620	-	-	-	-	-	**3.703.844**
Due From Banks and Other Financial Institutions	292.891	931.310	143.142	-	-	-	-	**1.367.343**
Financial Assets at Fair Value through Profit or Loss (Net)	35	4.736	30.591	40.157	2.996.191	2.447.044	-	**5.518.754**
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Available-for-sale Financial Assets (Net)	5.578	-	2.041.353	1.346.620	2.324.506	14.929.312	-	**20.647.369**
Loans	-	7.008.836	7.144.894	2.821.690	4.639.750	11.745.319	-	**33.360.489**
Held-to-maturity Investments (Net)	-	-	-	-	-	-	-	-
Other Assets	67.746	92.802	382	451	752	6.181	1.693.438	**1.861.752**
Total Assets	**4.023.474**	**8.084.304**	**9.360.362**	**4.208.918**	**9.961.199**	**29.127.856**	**1.693.438**	**66.459.551**
Liabilities								
Bank Deposits	139.190	1.504.501	171.956	4.367	1.093	-	-	**1.821.107**
Other Deposits	6.451.210	26.735.198	4.284.060	473.764	242.723	627	-	**38.187.582**
Borrowings	-	851.275	2.313.595	354.591	643.158	4.958.510	-	**9.121.129**
Funds from Interbank Money Market	-	5.282.263	283.832	190	-	-	-	**5.566.285**
Issued Marketable Securities (Net)	-	-	-	-	-	-	-	-
Miscellaneous Payables	-	567.515	234.834	-	-	-	-	**802.349**
Other Liabilities (**)	-	412.332	358.016	27.403	82.342	426.953	9.654.053	**10.961.099**
Total Liabilities	**6.590.400**	**35.353.084**	**7.646.293**	**860.315**	**969.316**	**5.386.090**	**9.654.053**	**66.459.551**
Net Liquidity Gap	**(2.566.926)**	**(27.268.780)**	**1.714.069**	**3.348.603**	**8.991.883**	**23.741.766**	**(7.960.615)**	-
Prior Period - 31 December 2006								
Total Assets	4.711.521	8.462.712	8.256.407	4.963.864	7.702.545	21.493.007	1.658.206	**57.248.262**
Total Liabilities	5.788.248	27.314.955	6.375.796	1.202.281	3.014.794	6.511.119	7.041.069	**57.248.262**
Net Liquidity Gap	**(1.076.727)**	**(18.852.243)**	**1.880.611**	**3.761.583**	**4.687.751**	**14.981.888**	**(5.382.863)**	-

(*) Assets that are necessary for banking activities and that cannot be liquidated in the short-term, such as fixed and intangible assets, investments, subsidiaries, stationery, pre-paid expenses and loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unallocated" column.

VIII. EXPLANATIONS ON BUSINESS SEGMENTS:

The Bank operates in five main business segments including retail banking, corporate and commercial banking, treasury activities, private banking and international banking.

In scope of retail banking, the Bank offers a variety of retail services such as deposit accounts, consumer loans, credit cards, insurance products and wealth management services. The Bank's line of retail banking products and services also includes bank cards, investment funds trading, automatic payment services, foreign currency trading, safe deposit box rentals, checks, money transfers, investment banking, telephone and internet banking.

VIII. EXPLANATIONS ON BUSINESS SEGMENTS (CONTINUED):

Corporate and commercial banking serves financial solutions and banking services to large scale corporate and commercial customers. Among the products and services offered to corporate and commercial customers are New Turkish Lira and foreign currency denominated working capital loans, medium-term financing for investments, foreign trade financing, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, the Bank provides timely and permanent solutions for corporate customers' working capital management, delivering cash management services tailored based on customers' requests that include collection and payment services and liquidity and information management. Project finance loans are provided within the context of investment banking activities.

Treasury activities are performed by the Treasury Unit. The Treasury Unit consists of Turkish Lira Fund Group, Foreign Exchange Fund Group, Treasury Marketing Group and Private Products Group. The Turkish Lira Group and Foreign Exchange Fund Group trade in Turkish Lira and foreign currency instruments on a spot and forward basis, and trade in treasury bills, bonds and other domestic securities together with foreign securities with AAA rating. The Marketing Group carries out marketing activities of treasury products and derivative financial products for customers.

Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions.

International Banking activities are managed by the International Banking Unit. The Bank provides services for foreign trade financing, foreign currency and Turkish Lira clearances, and money transfers through agent financial institutions. The international banking unit serves in fundamental areas such as providing long-term funding opportunities, creating funding facility at lower prices that fully reflect country risk, diversifying funding resources and creating a base of international investors for that purpose.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VIII. EXPLANATIONS ON BUSINESS SEGMENTS (CONTINUED):

Information on business segments as of 30 June 2007 is presented on the following table:

Segment reporting has been prepared for the first time on 30 June 2007 in accordance with the Article 28 of the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" published in the Official Gazette No.26333 dated 1 November 2006.

	Retail Banking	Corporate and Commercial Banking	Treasury	Private Banking	International Banking	Bank's Total Activities
Current Period - 30 June 2007						
Operating Income	1.694.006	450.549	38.009	4.980	40.954	2.228.498
Other (*)	-	-	-	-	-	270.001
Operating Income	1.694.006	450.549	38.009	4.980	40.954	2.498.499
Profit from Operating Activities	852.725	349.140	157.978	2.322	29.283	1.391.448
Income from Subsidiaries	-	-	-	-	-	31.845
Profit before Tax	-	-	-	-	-	1.423.293
Corporate Tax	-	-	-	-	-	(234.573)
Minority Rights	-	-	-	-	-	-
Net profit for the period	-	-	-	-	-	1.188.720
Segment Assets	15.547.603	19.945.833	27.524.181	129.285	391.255	63.538.157
Investments in Associates, Subsidiaries and Joint Ventures	-	-	-	-	-	942.751
Undistributed Assets	-	-	-	-	-	1.978.643
Total Assets	-	-	-	-	-	66.459.551
Segment Liabilities	30.815.176	5.709.689	7.849.021	3.281.732	7.096.439	54.752.057
Undistributed Liabilities	-	-	-	-	-	2.053.441
Shareholders' Equity	-	-	-	-	-	9.654.053
Total Liabilities	-	-	-	-	-	66.459.551
Other Segment Items						
Capital Investment	34.233	1.914	-	-	-	36.147
Amortization	(48.508)	(4.579)	(366)	(432)	(143)	(54.028)
Non-cash Other Income-Expense	(293.632)	(28.498)	(9.292)	(45)	-	(331.467)
Restructuring Costs	-	-	-	-	-	-

(*) A detailed explanatory note on the Bank's partial collection of tax receivable, disclosed as other item on the table above amounting to YTL 270.001, is presented in Note III.d of Section Five.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS

I. EXPLANATIONS AND NOTES RELATED TO ASSETS:

a. Information related to cash equivalents and the account of the Central Bank of the Republic of Turkey (the "CBRT"):

1. Information on cash equivalents and the account of the CBRT:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Cash/Foreign Currency	224.046	160.334	318.523	198.822
The CBRT	954.497	2.356.908	1.175.759	2.848.907
Other	467	7.592	545	211
Total	**1.179.010**	**2.524.834**	**1.494.827**	**3.047.940**

2. Information related to the account of the CBRT:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Demand Unrestricted Account	8.480	641.203	4.180	1.327.709
Time Unrestricted Account	-	-	-	-
Time Restricted Account	-	-	-	-
Reserve Requirement	946.017	1.715.705	1.171.579	1.521.198
Total	**954.497**	**2.356.908**	**1.175.759**	**2.848.907**

3. Explanation on reserve requirements:

In accordance with "Communiqué Regarding the Reserve Requirements" No. 2005/1 issued by the CBRT, banks operating in Turkey are required to place reserves in the CBRT with a rate of 6% for their YTL liabilities and 11% as USD and/or EUR for their foreign currency liabilities. The CBRT makes quarterly interest payments over the reserve requirements based on the interest rates set. As of 30 June 2007 the corresponding interest rates are for YTL, USD and EUR reserves are 13,12%, 2,53% and 1,97%, respectively.

b. Information on financial assets at fair value through profit or loss:

1. As of 30 June 2007, financial assets at fair value through profit or loss given as collateral/blocked amount to YTL872.140 (31 December 2006: YTL949.909). The Bank has no financial assets at fair value through profit or loss subject to repo transactions as of 30 June 2007.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

2. Positive differences related to trading derivative financial assets:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Forward Transactions	9.868	-	11.570	-
Swap Transactions	1.502	23.452	6.346	31.999
Futures Transactions	14.708	44	8.410	33
Options	-	-	-	-
Other	-	-	458	-
Total	**26.078**	**23.496**	**26.784**	**32.032**

c. Information on banks and other financial institutions

1. Information on banks and other financial institutions:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Banks	135	1.367.208	1.246	2.176.156
Domestic	89	2.899	1.178	122.657
Foreign	46	1.364.309	68	2.053.499
Head Quarters and Branches Abroad	-	-	-	-
Other Financial Institutions	-	-	-	-
Total	**135**	**1.367.208**	**1.246**	**2.176.156**

d. Information on available-for-sale financial assets, net values:

1. As of 30 June 2007, available-for-sale financial assets subject to repurchase agreements amount to YTL5.478.089 (31 December 2006: YTL5.027.266); and those given as collateral/blocked amount to YTL529.740 (31 December 2006: YTL485.658).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

2. Information on available-for-sale financial assets:

	Current Period 30 June 2007	Prior Period 31 December 2006
Debt Securities	20.641.791	13.751.457
Quoted to Stock Exchange	20.641.791	13.751.457
Not Quoted	-	-
Share Certificates	5.578	5.578
Quoted to Stock Exchange	-	-
Not Quoted	5.578	5.578
Impairment Provision (-)	-	-
Total	**20.647.369**	**13.757.035**

e. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	Cash	Non-Cash Loans	Cash	Non-Cash Loans
Direct Loans Granted to Shareholders	-	122	82.086	19.158
Corporate Shareholders	-	122	82.086	19.158
Real Person Shareholders	-	-	-	-
Indirect Loans Granted to Shareholders	977.231	453.315	586.283	338.794
Loans Granted to Employees	32.825	-	27.396	-
Total	**1.010.056**	**453.437**	**695.765**	**357.952**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Non-specialized Loans	31.907.185	-	1.453.234	70
Discount And Purchase Notes	107.666	-	726	-
Export Loans	2.146.526	-	19.492	-
Import Loans	-	-	-	-
Loans Granted to Financial Sector	1.537.506	-	894	-
Foreign Loans	191.377	-	58.531	-
Consumer Loans(Including Overdraft Loans)	6.734.144	-	514.548	-
Credit Cards	3.311.181	-	204.752	-
Precious Metal Loans	5.308	-	-	-
Other	17.873.477	-	654.291	70
Specialized Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**31.907.185**	-	**1.453.234**	**70**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

3. Information on consumer loans, personnel credit cards, personnel loans and personnel credit cards:

	Short-Term	Medium and Long- Term	Total
Consumer Loans-YTL	290.119	6.575.466	6.865.585
Mortgage Loans	7.039	3.222.326	3.229.365
Automotive Loans	30.677	1.152.806	1.183.483
Consumer Loans	252.403	2.200.334	2.452.737
Other	-	-	-
Consumer Loans- Indexed to FC	1.422	142.814	144.236
Mortgage Loans	462	130.969	131.431
Automotive Loans	114	7.254	7.368
Consumer Loans	846	4.591	5.437
Other	-	-	-
Consumer Loans-FC	-	-	-
Mortgage Loans	-	-	-
Automotive Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Consumer Credit Cards-YTL	3.235.068	207.363	3.442.431
With Installment	1.081.354	207.363	1.288.717
Without Installment	2.153.714	-	2.153.714
Consumer Credit Cards-FC	718	-	718
With Installment	-	-	-
Without Installment	718	-	718
Personnel Loans-YTL	2.790	14.485	17.275
Mortgage Loans	33	935	968
Automotive Loans	-	1.396	1.396
Consumer Loans	2.757	12.154	14.911
Other	-	-	-
Personnel Loans- Indexed to FC	-	510	510
Mortgage Loans	-	475	475
Automotive Loans	-	35	35
Consumer Loans	-	-	-
Other	-	-	-
Personnel Loans-FC	-	-	-
Mortgage Loans	-	-	-
Automotive Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Personnel Credit Cards-YTL	14.494	530	15.024
With Installment	5.755	530	6.285
Without Installment	8.739	-	8.739
Personnel Credit Cards-FC	16	-	16
With Installment	-	-	-
Without Installment	16	-	16
Credit Deposit Account-YTL (Real Person)	221.086	-	221.086
Credit Deposit Account-FC (Real Person)	-	-	-
Total Consumer Loans	**3.765.713**	**6.941.168**	**10.706.881**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

4. Information on commercial installment loans and corporate credit cards:

	Short-term	Medium and Long- Term	Total
Commercial Installment Loans-YTL	892.071	3.017.070	3.909.141
Mortgage Loans	1.314	565.711	567.025
Automotive Loans	34.170	1.181.363	1.215.533
Consumer Loans	854.109	1.186.979	2.041.088
Other	2.478	83.017	85.495
FC Indexed Commercial Installment Loans	23.287	118.421	141.708
Mortgage Loans	-	33.423	33.423
Automotive Loans	337	54.298	54.635
Consumer Loans	14.052	17.713	31.765
Other	8.898	12.987	21.885
Commercial Installment Loans-FC	831	6.991	7.822
Mortgage Loans	-	-	-
Automotive Loans	-	4.598	4.598
Consumer Loans	-	-	-
Other	831	2.393	3.224
Corporate Credit Cards YTL	56.938	806	57.744
With Installment	-	-	-
Without Installment	56.938	806	57.744
Corporate Credit Cards FC	-	-	-
With Installment	-	-	-
Without Installment	-	-	-
Credit Deposit Account-YTL (Legal Person)	450.739	-	450.739
Credit Deposit Account-FC (Legal Person)	-	-	-
Total	**1.423.866**	**3.143.288**	**4.567.154**

5. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

	Current Period 30 June 2007	Prior Period 31 December 2006
Domestic Loans	33.110.581	28.110.281
Foreign Loans	249.908	226.660
Total	**33.360.489**	**28.336.941**

6. Loans granted to investments in associates and subsidiaries:

	Current Period 30 June 2007	Prior Period 31 December 2006
Direct Loans Granted to Investments in Associates and Subsidiaries	180.403	136.133
Indirect Loans Granted to Investments in Associates and Subsidiaries	-	-
Total	**180.403**	**136.133**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

7. Specific provisions provided against loans:

	Current Period 30 June 2007	Prior Period 31 December 2006
Loans and Receivables with Limited Collectibility	187.120	175.573
Loans and Receivables with Doubtful Collectibility	99.881	76.053
Uncollectible Loans and Receivables	459.412	341.945
Total	**746.413**	**593.571**

8. Information on non-performing loans (Net):

8(i). Information on non-performing loans restructured or rescheduled and other receivables:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period 30 June 2007			
(Gross Amounts Before Specific Provisions)	-	-	70
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	70
Prior Period: 31 December 2006			
(Gross Amounts Before Specific Provisions)	-	-	88
Restructured Loans and Other Receivables	-	-	-
Rescheduled Loans and Other Receivables	-	-	88

8(ii). Information on the movement of total non-performing loans:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Prior Period End Balance: 31 December 2006	175.573	76.053	341.945
Additions (+)	315.464	27.533	4.823
Transfers from Other Categories of Non-Performing Loans (+)	-	244.242	210.750
Transfers to Other Categories of Non-Performing Loans (-)	244.242	210.750	-
Collections (-)	59.451	36.932	79.286
Write-offs (-)	224	265	18.820
Balance at the End of the Period	187.120	99.881	459.412
Specific Provisions (-)	187.120	99.881	459.412
Net Balance on Balance Sheet Date	-	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

8(iii). Information on non-performing loans granted as foreign currency loans:

	III. Group	IV. Group	V. Group
	Loans and Other Receivables with Limited Collectibility	Loans and Other Receivables with Doubtful Collectibility	Uncollectible Loans and Other Receivables
Current Period 30 June 2007			
Balance at the End of the Period	3.699	2.704	24.891
Specific Provisions (-)	3.699	2.704	24.891
Net Balance on Balance Sheet	-	-	-
Prior Period: 31 December 2006			
Balance at the End of the Period	3.802	6.211	19.252
Specific Provisions (-)	3.802	6.211	19.252
Net Balance on Balance Sheet	-	-	-

f. Held-to-maturity Investments:

The Bank has no held-to-maturity investment as of 30 June 2007.

The movement of investment securities held-to-maturity:

	Current Period 30 June 2007	Prior Period 31 December 2006
Beginning Balance	-	486.493
FX Differences on Monetary Assets	-	-
Purchases During Year	-	-
Disposals Through Sales and Redemptions	-	(486.493)
Impairment Provision (-)	-	-
Period End Balance	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

g. Information on investments in associates (Net):

1. General information about investments in associates: As of 30 June 2007 there is no investment in associates of the Bank.

2. Movement schedule of investment in associates:

	Current Period 30 June 2007	Prior Period 31 December 2006
Balance at the Beginning of the Period	-	19.268
Movements During the Period		
Purchases	-	-
Bonus Shares Obtained	-	-
Dividends from Current Year Income	-	-
Sales	-	(19.268)
Revaluation Increase	-	-
Value Increase / (Decrease)	-	-
Currency Translation Differences Arising from Foreign Investments in Associates	-	-
Balance at the End of the Period	-	-
Capital Commitments	-	-
Share Percentage at the End of the Period (%)	-	-

h. Information on subsidiaries (Net):

1. Accounting method used for the valuation of subsidiaries: Disclosed in Note III of Section Three.

2. Information on subsidiaries:

	Title	Address (City / Country)	Bank's share percentage-If different voting percentage (%)	Bank's risk group share percentage (%)
1	Ak Yatırım Ortaklığı A.Ş.	İstanbul/Turkey	57,03	57,03
2	Ak Portföy Yönetimi A.Ş.	İstanbul/Turkey	99,99	99,99
3	Ak Finansal Kiralama A.Ş.	İstanbul/Turkey	99,99	100,00
4	Ak Yatırım Menkul Değerler A.Ş.	İstanbul/Turkey	99,80	100,00
5	Akbank N.V.	Rotterdam/Netherlands	100,00	100,00
6	Sabancı Bank plc.	London/England	65,00	100,00
7	Ak Global Funding B.V.	Rotterdam/Netherlands	100,00	100,00

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

3. Main financial figures of subsidiaries, in the order of the above table:

The financial figures have been obtained from the financial statements dated 30 June 2007.

	Total Assets	Shareholders' Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit / Loss	Prior Period Profit / Loss	Fair Value (*)
1	49.134	48.587	6	1.650	5.149	5.568	(3.675)	14.232
2	10.580	9.511	498	896	16	3.773	4.650	3.592
3	652.410	151.700	464	36.973	-	14.518	9.403	121.088
4	120.142	85.167	22.535	8.366	7.078	8.248	11.805	81.360
5	3.569.724	574.523	2.444	64.293	18.482	20.589	2.680	543.903
6	321.131	262.731	-	13.619	(358)	(5.654)	4.172	178.542
7	-	-	-	-	-	-	-	34

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this company is immaterial.

(*) Fair values refer to the market values for the subsidiaries quoted to stock exchange and acquisition costs after the impairment provision, if any, for the subsidiaries not quoted to a stock exchange and they are equal to the amounts carried at the financial statements.

4. Movement schedule of subsidiaries :

	Current Period 30 June 2007	Prior Period 31 December 2006
Balance at the Beginning of the Period	902.049	481.784
Movements During the Period		
Purchases	413.221	388.640
Bonus Shares and Contributions to Capital	-	63.172
Dividends From Current Year Income	-	-
Sales	(369.280)	(26.958)
Revaluation Increase	-	-
Impairment Provision	(3.239)	(4.589)
Balance at the End of the Period	942.751	902.049
Capital Commitments	-	-
Share Percentage at the End of the Period (%)	-	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

5. Sectoral information on financial subsidiaries and the related carrying amounts :

Subsidiaries	Current Period 30 June 2007	Prior Period 31 December 2006
Banks	722.445	681.342
Insurance Companies	-	-
Factoring Companies	-	-
Leasing Companies	121.088	121.088
Finance Companies	-	-
Other Financial Subsidiaries	99.218	99.619

6. Subsidiaries quoted on a stock exchange:

	Current Period 30 June 2007	Prior Period 31 December 2006
Quoted to Domestic Stock Exchanges	14.232	14.633
Quoted to Foreign Stock Exchanges	-	-

i. Information on deferred tax asset

As of 30 June 2007 deferred tax asset of the Bank is YTL6.181 (31 December 2006: (-) YTL). Provisional differences subject to deferred tax calculation result from principally the difference between the book values and tax values of fixed assets and financial assets, and provision for employee rights.

Deferred tax assets and liabilities which are accounted for the temporary differences arising between applicable accounting policies and valuation principles and tax legislation, are netted-off and accounted. There are no carry forward tax losses that can be used as deductions for the tax calculation. An explanation about the net deferred tax liability is given in Note II.g-2 of Section Five.

j. Information on other assets:

Other assets amount to YTL187.421 (31 December 2006: YTL190.647) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES:

a. Information on deposits

1. Information on maturity structure of the deposits:

There are no deposits with 7 days notification and accumulative deposits:

1(i). Current Period - 30 June 2007

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Months – 1 Year	1 Year and Over	Total
Saving Deposits	1.238.915	3.112.754	9.807.167	605.002	143.359	42.010	14.949.207
Foreign Currency Deposits	3.124.584	2.882.874	8.730.802	1.135.576	717.915	397.279	16.989.030
Residents in Turkey	3.089.921	2.865.001	8.682.855	1.109.381	682.518	273.296	16.702.972
Residents Abroad	34.663	17.873	47.947	26.195	35.397	123.983	286.058
Public Sector Deposits	32.362	1.215	1.752	212	84	223	35.848
Commercial Deposits	1.335.715	999.396	2.008.391	66.616	3.698	1.600	4.415.416
Other Institutions Deposits	719.634	175.706	774.954	108.935	16.032	2.820	1.798.081
Gold Vault	-	-	-	-	-	-	-
Bank Deposits	139.190	46.905	1.472.580	153.775	5.865	2.792	1.821.107
The CBRT	-	-	-	-	-	-	-
Domestic Banks	5.436	45.579	13.269	-	2.026	-	66.310
Foreign Banks	19.868	1.326	1.459.311	153.775	3.839	2.792	1.640.911
Special Finance Institutions	113.886	-	-	-	-	-	113.886
Other	-	-	-	-	-	-	-
Total	**6.590.400**	**7.218.850**	**22.795.646**	**2.070.116**	**886.953**	**446.724**	**40.008.689**

1(ii). Prior Period-31 December 2006

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 Months – 1 Year	1 Year and Over	Total
Saving Deposits	1.094.717	2.251.722	7.857.717	1.836.312	159.179	46.387	13.246.034
Foreign Currency Deposits	2.568.098	1.627.552	7.461.416	1.546.438	837.073	447.152	14.487.729
Residents in Turkey	2.533.878	1.607.695	7.398.764	1.494.992	798.117	294.341	14.127.787
Residents Abroad	34.220	19.857	62.652	51.446	38.956	152.811	359.942
Public Sector Deposits	27.802	253	1.498	194	88	186	30.021
Commercial Deposits	1.331.171	714.193	1.099.834	17.864	3.582	2.294	3.168.938
Other Institutions Deposits	660.627	78.364	465.877	140.683	158.706	29.667	1.533.924
Gold Vault	-	-	-	-	-	-	-
Bank Deposits	105.833	396.797	1.134.528	86.582	8.183	2.937	1.734.860
The CBRT	-	-	-	-	-	-	-
Domestic Banks	1.121	395.529	1.008	1.008	1.008	-	399.674
Foreign Banks	29.891	1.268	1.133.520	85.574	7.175	2.937	1.260.365
Special Finance Institutions	74.821	-	-	-	-	-	74.821
Other	-	-	-	-	-	-	-
Total	**5.788.248**	**5.068.881**	**18.020.870**	**3.628.073**	**1.166.811**	**528.623**	**34.201.506**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

2. Information on saving deposits insurance:

2(i). Information on saving deposits under the guarantee of the saving deposits insurance fund and amounts exceeding the limit of the deposit insurance fund:

	Under the Guarantee of Deposit Insurance		Exceeding the Limit of Deposit Insurance	
	Current Period 30 June 2007	Prior Period 31 December 2006	Current Period 30 June 2007	Prior Period 31 December 2006
Saving Deposits	6.733.446	6.094.970	8.214.467	7.149.836
Foreign Currency Saving Deposits	4.959.532	4.840.388	8.631.828	7.232.684
Other Deposits in the Form of Saving Deposits	-	-	-	-
Foreign Branches' Deposits under Foreign Authorities' Insurance	-	-	-	-
Off-Shore Banking Regions' Deposits under Foreign Authorities' Insurance	-	-	-	-

2(ii). Saving deposits which are not under the guarantee of deposit insurance fund:

	Current Period 30 June 2007	Prior Period 31 December 2006
Saving Deposits in Foreign Branches	-	-
Saving Deposits in Off-Shore Banking Regions	2.623	1.228

Saving deposits in the foreign branches are not under the guarantee of the saving deposits insurance fund; they are guaranteed according to their local legal requirements.

b. Information on trading derivative financial liabilities:

Schedule of negative differences for trading derivative financial liabilities:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Forward Transactions	5.016	30	16.756	31
Swap Transactions	31.218	19.691	-	29.405
Future Transactions	3.714	44	-	-
Options	-	-	-	-
Other	-	-	-	-
Total	**39.948**	**19.765**	**16.756**	**29.436**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

c. Information on borrowings:

1. Information on banks and other financial institutions:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
The Borrowings from the CBRT	-	-	-	-
From Domestic Bank and Institutions	138.562	21.689	122.463	27.889
From Foreign Banks, Institutions and Funds	-	8.960.878	-	9.059.117
Total	**138.562**	**8.982.567**	**122.463**	**9.087.006**

2. Information on maturity structure of borrowings:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
Short-Term	138.562	3.225.600	122.463	3.062.157
Medium and Long-Term	-	5.756.967	-	6.024.849
Total	**138.562**	**8.982.567**	**122.463**	**9.087.006**

The liabilities providing the funding sources of the Bank are deposits and borrowings. Deposits are the most important funding source of the Bank and diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized borrowings, money market and post finance which are obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Bank.

d. Information on other foreign liabilities:

Other foreign liabilities amount to YTL511.277 (31 December 2006: YTL456.574) and do not exceed 10% of the total balance sheet excluding off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

e. Information on financial leasing agreements:

The contingent rent installments of financial lease contracts are determined by the price of commodity, market interest rates and the maturity of funding. The financial leasing contracts do not have any conditions which cause significant commitments for the Bank.

Liabilities incurred due to financial leasing agreements:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	Gross	Net	Gross	Net
Less Than 1 Year	24.049	19.534	17.195	12.633
Between 1-4 Years	16.486	15.028	23.949	21.287
More Than 4 Years	1	-	-	-
Total	**40.536**	**34.562**	**41.144**	**33.920**

f. Information on provisions:

1. Information on general provisions:

	Current Period 30 June 2007	Prior Period 31 December 2006
General Provisions	**236.760**	**181.233**
Provisions for Group I. Loans and Receivables	188.332	139.596
Provisions for Group II. Loans and Receivables	8.825	5.198
Provisions for Non-cash Loans	20.958	11.593
Other	18.645	24.846

2. Information on reserve for employment termination benefits:

Under the Turkish Labour Law, the Bank is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement.

The amount payable consists of one month's salary limited to a maximum of YTL1.960,69 in full YTL amount (31 December 2006: YTL1.857,44) for each year of service. The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Bank arising from the retirement of its employees. TAS 19 requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability:

	Current Period 30 June 2007	Prior Period 31 December 2006
Discount Rate (%)	5,71	5,71
Rate for the Probability of Retirement (%)	0,93	0,93

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

The principal actuarial assumption is that the current maximum liability will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of YTL2.030,19 (1 January 2007: YTL1.960,69) effective from 1 July 2007 has been taken into consideration in calculating the reserve for employee termination benefits.

Movements in the reserve for employment termination benefits during the periods are as follows:

	Current Period 30 June 2007	Prior Period 31 December 2006
Balance at the Beginning of the Period	37.073	42.445
Provisions Recognized During the Period	5.352	13.126
Paid During the Period	(2.872)	(18.498)
Balance at the End of the Period	39.553	37.073

As of 30 June 2007, the Bank has accounted a provision for unused vacation rights amounting to YTL22.176 (31 December 2006: YTL17.270).

3. Information on provisions related to foreign currency difference of foreign indexed loans:

   As of 30 June 2007, the provision related to foreign currency difference of foreign indexed loans amounts to YTL21.307 (31 December 2006: YTL8.478).

4. Information on other provisions:

   Information on banking services promotion provisions:

   The Bank has provisions on credit cards and banking services promotion applications amounting YTL92.633 (31 December 2006: YTL76.211).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

g. Explanations on Tax Liability:

1. Explanations on Current Tax Liability:

The tax calculation of the Bank is explained in Note XVIII of Section Three. As of 30 June 2007, the tax liability after the deduction of temporary taxes paid from the corporate tax is YTL150.875 (31 December 2006: YTL96.051).

1(i). Information on taxes payable:

	Current Period 30 June 2007	Prior Period 31 December 2006
Corporate Taxes Payable	150.875	96.051
Taxation on Marketable Securities	57.125	53.245
Property Tax	376	373
Banking Insurance Transaction Tax (BITT)	32.501	31.294
Foreign Exchange Transaction Tax	1.621	2.115
Value Added Tax Payable	433	1.018
Other	10.998	11.478
Total	**253.929**	**195.574**

1(ii). Information on premium payables:

	Current Period 30 June 2007	Prior Period 31 December 2006
Social Security Premiums – Employee	-	-
Social Security Premiums – Employer	1	1
Bank Social Aid Pension Fund Premium- Employee	3	7
Bank Social Aid Pension Fund Premium - Employer	159	167
Pension Fund Membership Fees and Provisions - Employee	-	-
Pension Fund Membership Fees and Provisions - Employer	-	-
Unemployment Insurance - Employee	331	296
Unemployment Insurance - Employer	662	593
Other	-	-
Total	**1.156**	**1.064**

2. Information on deferred tax liability:

The Bank has no deferred tax liability as of 30 June 2007 (31 December 2006: YTL830).

h. Information on Shareholders' Equity:

1. Presentation of paid-in capital:

	Current Period 30 June 2007	Prior Period 31 December 2006
Common Stock	3.000.000	2.200.000
Preferred Stock	-	-

2. Amount of paid-in-capital, explanations as to whether the registered share capital system is applied, if so, the amount of registered share capital ceiling:

Capital System	Paid-in capital	Ceiling
Registered Share Capital	3.000.000	5.000.000

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

3. Information on the share capital increases during the period and their sources:

Date of Capital Increase	Amount of Capital Increase	Cash	Profit Reserves Subject to Increase	Capital Reserves Subject to Increase
7 March 2007	200.000	200.000	-	-
25 June 2007	600.000	-	296.002	303.998

4. Information on share capital increases from capital reserves during the current period:

Marketable Securities Value Increase Fund	Revaluation of Property, Equipment and Intangible Fixed Assets	Bonus Shares Obtained from Investment in Associates, Subsidiaries and Joint Ventures	Other
-	7.995	-	296.003

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: None.

6. The effects of anticipations based on the financial figures for prior periods regarding the Bank's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Bank has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for considerably high free capital which provides funds for liquid and high interest bearing assets. Considering all these factors, the Bank's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None

i. Information on marketable securities value increase fund:

	Current Period 30 June 2007		Prior Period 31 December 2006	
	YTL	FC	YTL	FC
From Investments in Associates, Subsidiaries, and Joint Ventures	2.436	-	5.675	-
Valuation Difference	63.131	(10.897)	(152.110)	16.346
Foreign Currency Difference	-	-	-	-
Total	**65.567**	**(10.897)**	**(146.435)**	**16.346**

The part of value increase fund related to foreign currency marketable securities is the difference between the fair values and amortized costs, calculated in accordance with the "Effective yield method" of government bonds classified as available-for-sale financial assets.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT

a. Information on interest income:

1. Information on interest income on loans:

	Current Period 30 June 2007		Prior Period 30 June 2006	
	YTL	FC	YTL	FC
Short-Term Loans	1.340.127	43.601	904.683	53.674
Medium and Long-Term Loans	785.965	243.115	632.373	177.988
Interest on Loans Under Follow-Up	18.710	189	10.117	75
Premiums Received from the Resource Utilization Support Fund	-	-	-	-
Total	**2.144.802**	**286.905**	**1.547.173**	**231.737**

2. Information on interest income on banks:

	Current Period 30 June 2007		Prior Period 30 June 2006	
	YTL	FC	YTL	FC
From the CBRT	-	5.338	-	3.035
From Domestic Banks	31	50	252	1.795
From Foreign Banks	5	42.705	171	20.184
Headquarters and Branches Abroad	-	-	-	-
Total	**36**	**48.093**	**423**	**25.014**

3. Information on interest income on marketable securities:

	Current Period 30 June 2007		Prior Period 30 June 2006	
	YTL	FC	YTL	FC
From Trading Financial Assets	35.041	224.736	38.532	161.412
From Financial Assets at Fair Value Through Profit or Loss	-	-	-	-
From Available-for-Sale Financial Assets	1.002.661	131.345	761.716	108.233
From Held-to-Maturity Investments:	-	-	19.868	-
Total	**1.037.702**	**356.081**	**820.116**	**269.645**

4. Information on interest income received from investments in associates and subsidiaries:

	Current Period 30 June 2007	Prior Period 30 June 2006
Interests Received From Investments in Associates And Subsidiaries	6.233	4.157

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT (CONTINUED):

b. Information on interest expense:

1. Information on interest expense on borrowings:

	Current Period 30 June 2007		Prior Period 30 June 2006	
	YTL	FC	YTL	FC
Banks	9.710	236.729	7.277	196.158
The CBRT	-	-	-	-
Domestic Banks	9.526	658	5.036	759
Foreign Banks	184	236.071	2.241	195.399
Headquarters and Branches Abroad	-	-	-	-
Other Institutions	-	-	-	-
Total	**9.710**	**236.729**	**7.277**	**196.158**

2. Information on interest expense given to investments in associates and subsidiaries:

	Current Period 30 June 2007	Prior Period 30 June 2006
Interest Paid to Investment in Associates and Subsidiaries	4.972	2.758

3. Maturity structure of the interest expense on deposits:

There are no deposits with 7 days notification and accumulative deposits:

	Demand Deposits	Time Deposit					**Total**
		Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 1 Year	More than 1 Year	
YTL							
Bank Deposits	-	127.498	9.354	965	13	-	**137.830**
Saving Deposits	52	238.969	790.130	84.605	11.124	3.190	**1.128.070**
Public Sector Deposits	-	31	131	13	4	14	**193**
Commercial Deposit	2.841	80.801	114.083	796	2.331	151	**201.003**
Other Deposits	504	16.524	65.353	13.385	2.046	5.637	**103.449**
Total	3.397	463.823	979.051	99.764	15.518	8.992	**1.570.545**
FC							
Foreign Currency Deposits	3.932	48.526	187.131	26.379	14.233	7.829	**288.030**
Bank Deposits	-	2.531	835	182	209	135	**3.892**
Gold Vault	-	-	-	-	-	-	-
Total	3.932	51.057	187.966	26.561	14.442	7.964	**291.922**
Grand Total	**7.329**	**514.880**	**1.167.017**	**126.325**	**29.960**	**16.956**	**1.862.467**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT (CONTINUED):

c. Information on trading profit/loss: (Net)

	Current Period 30 June 2007	Prior Period 30 June 2006
Profit	**3.205.719**	**5.485.328**
Income from Capital Market Transactions	102.332	196.572
From Derivative Financial Transactions	73.131	66.469
Other	29.201	130.103
Foreign Exchange Gains	3.103.387	5.288.756
Loss (-)	**3.138.211**	**5.465.475**
Loss from Capital Market Transactions	124.797	82.696
From Derivative Financial Transactions	119.571	57.235
Other	5.226	25.461
Foreign Exchange Loss	3.013.414	5.382.779

d. Explanations on other operating income:

Following the communication of the Boğaziçi Corporate Tax Office on 22 May 2007, it has become virtually certain that the portion amounting to YTL270.001 of the amount related to lawsuits in 2001, 2002, and 2003 of the contingent assets explained in detail in Note IV.b-2 of Section Five, can be offset against various tax liabilities and is to be considered a receivable of the Bank; therefore YTL270.001 was recognised in the financial statements for the period ending 30 June 2007, and although it is not operating income in substance, due to the presentation of the financial statements it was booked under "Other operating income".

e. Provision expenses related to loans and other receivables of the Bank:

	Current Period 30 June 2007	Prior Period 30 June 2006
Specific Provisions for Loans and Other Receivables	273.068	169.144
III. Group Loans and Receivables	240.712	163.626
IV. Group Loans and Receivables	27.533	3.482
V. Group Loans and Receivables	4.823	2.036
General Provision Expenses	55.527	31.097
Provision Expense for Possible Risks	-	-
Marketable Securities Impairment Expense	-	-
Financial Assets at Fair Value Through Profit or Loss	-	-
Available-for-Sale Financial Assets	-	-
Investments in Associates, Subsidiaries and Held-to-Maturity Securities Value Decrease	-	-
Investments in Associates	-	-
Subsidiaries	-	-
Joint Ventures	-	-
Held–to-Maturity Investments:	-	-
Other	-	-
Total	**328.595**	**200.241**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT (CONTINUED):

f. Information related to other operating expenses:

	Current Period 30 June 2007	Prior Period 30 June 2006
Personnel Expenses	296.022	270.890
Reserve for Employee Termination Benefits	2.480	-
Bank Social Aid Provision Fund Deficit Provision	-	-
Impairment Expenses of Fixed Assets	-	-
Depreciation Expenses of Fixed Assets	48.386	43.432
Impairment Expenses of Intangible Assets	-	-
Goodwill Impairment Expenses	-	-
Amortization Expenses of Intangible Assets	5.642	4.227
Impairment Expenses of Equity Participations for Which Equity Method is Applied	-	-
Impairment Expenses of Assets Held for Resale	-	-
Depreciation Expenses of Assets Held for Resale	-	-
Impairment Expenses of Fixed Assets Held for Sale	-	-
Other Operating Expenses	339.600	298.624
Operational Leasing Expenses	14.689	13.855
Maintenance Expenses	7.406	18.727
Advertisement Expenses	34.254	38.223
Other Expenses	283.251	227.819
Loss on Sales of Assets	5	466
Other	86.321	89.093
Total	**778.456**	**706.732**

g. Information on tax provision

1. Information on calculated current tax income or expense and deferred tax income or expense:

   As of 30 June 2007, the Bank has a current tax expense of YTL241.584 and deferred tax income of YTL7.011.

2. Information on deferred tax income or expense arising from the temporary differences that have occurred or have been closed:

   The amount of deferred tax income that occurred due to the temporary differences is YTL1.477 and deferred tax expense is YTL2.353; the amounts of deferred tax income and deferred tax expense that occurred due to the closing of temporary differences are YTL8.990 and YTL1.103 respectively. The Bank has YTL7.011 net deferred tax income.

3. Information on recognition of temporary difference, financial loss, diminution of tax and exemptions on income statement: None.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO OFF-BALANCE SHEET ACCOUNTS

a. Explanations on off balance sheet commitments :

1. Type and amount of irrevocable commitments: YTL635.371 asset purchase commitments (31 December 2006: YTL313.729), YTL5.944.300 commitment for credit card limits (31 December 2006: YTL5.505.475), YTL1.787.338 commitments for cheque books (31 December 2006: 1.599.262).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

   The Bank has no probable losses arising from off-balance sheet items. Obligations arising from the off-balance sheet are disclosed in "Off-balance sheet commitments".

   2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments and other letters of credit:

	Current Period 30 June 2007	Prior Period 31 December 2006
Bank Acceptance Loans	55.411	60.814
Letters of Credit	861.417	773.165
Other Commitments and Contingencies	70.177	91.815
Total	**987.005**	**925.794**

   2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

	Current Period 30 June 2007	Prior Period 31 December 2006
Revocable Letters of Guarantee	162.669	144.358
Irrevocable Letters of Guarantee	2.324.178	2.330.632
Letters of Guarantee Given in Advance	164.973	187.801
Guarantees Given to Customs	185.001	187.124
Other Letters of Guarantee	293.608	143.434
Total	**3.130.429**	**2.993.349**

3(i).Total amount of non-cash loans:

	Current Period 30 June 2007	Prior Period 31 December 2006
Non-Cash Loans Given against Cash Loans	112.833	66.386
With Original Maturity of 1 Year or Less Than 1 Year	75.477	51.214
With Original Maturity of More Than 1 Year	37.356	15.172
Other Non-Cash Loans	4.004.601	3.852.757
Total	**4.117.434**	**3.919.143**

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

3(ii). Information on sectoral risk concentrations of non-cash loans:

	Current Period 30 June 2007				Prior Period 31 December 2006			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agricultural	16.453	0,73	258	0,01	19.702	0,93	773	0,04
Farming and Raising Livestock	4.742	0,21	60	0,00	4.905	0,23	14	0,00
Forestry	11.647	0,52	198	0,01	14.728	0,70	759	0,04
Fishing	64	0,00	-	-	69	0,00	-	-
Manufacturing	705.173	31,75	1.002.238	52,82	733.901	34,69	898.782	49,82
Mining	11.306	0,51	4.266	0,22	9.033	0,43	3.836	0,21
Production	670.896	30,21	792.832	41,79	701.090	33,14	770.803	42,73
Electric, Gas and Water	22.971	1,03	205.140	10,81	23.778	1,12	124.143	6,88
Construction	90.715	4,09	78.883	4,16	73.891	3,49	42.929	2,38
Services	1.272.266	57,29	559.394	29,49	1.140.296	53,92	452.329	25,09
Wholesale and Retail Trade	928.794	41,83	216.546	11,42	888.606	42,01	207.725	11,52
Hotel, Food and Beverage Services	28.455	1,28	2.980	0,16	24.939	1,18	6.135	0,34
Transportation and Telecommunication	47.031	2,12	34.472	1,82	46.055	2,18	27.428	1,52
Financial Institutions	206.505	9,30	296.964	15,65	113.778	5,38	203.746	11,30
Real Estate and Leasing Services	481	0,02	-	-	554	0,03	-	-
Self-Employment Services	10.083	0,45	2.153	0,11	14.293	0,68	2.114	0,12
Education Services	9.995	0,45	118	0,01	13.345	0,63	382	0,02
Health and Social Services	40.922	1,84	6.161	0,32	38.726	1,83	4.799	0,27
Other	135.842	6,14	256.212	13,52	147.621	6,97	408.919	22,67
Total	**2.220.449**	**100,00**	**1.896.985**	**100,00**	**2.115.411**	**100,00**	**1.803.732**	**100,00**

3(iii). Information on the non-cash loans classified in Group I and Group II:

	Group I		Group II	
	YTL	FC	YTL	FC
Non-Cash Loans	**2.171.914**	**1.889.308**	**48.535**	**7.677**
Letters of Guarantee	2.124.497	951.607	48.308	6.017
Bank Acceptances	15	55.217	-	179
Letters of Credit	16	859.920	-	1.481
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Guarantees	-	-	-	-
Other Commitments and Contingencies	47.386	22.564	227	-

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

IV. EXPLANATIONS AND NOTES RELATED TO OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

b. Explanations on contingent assets and liabilities:

1. Contingent Liabilities:

The Bank has accounted a provision amounting to YTL21.768 (31 December 2006: YTL21.768) for the contingent liabilities with a high probability of realization.

2. Contingent Assets:

The Bank has filed three lawsuits against the Ministry of Finance regarding the correction of corporate tax paid in 2001, 2002, and 2003 with reference to the provision " Legal and optional reserves and losses subject to decrease of capital, shall be offset against tax base in determination of income of the banks in the framework of principles specified in the paragraph 7 of article 14 of the repealed Corporate Tax Law 5422" in the financial statements dated 31 December 2001, in accordance with the temporary article 4, added by the Law No.4743 to the Banking Law No.4389, which was annulled on 1 November 2005. With the communication by Ministry of Finance of the decision that the receivable of YTL270.001 from the lawsuits the total of which is YTL754.303 can be offset against various tax debts to the Bank, the amount became collectible, and as explained in Part Five, it is recognized in the financial statements dated 30 June 2007. The legal situation regarding these lawsuits is explained below:

The Court of First Instance decided to comply with the decisions of the Council of State in favor of the Bank regarding lawsuits of YTL686.411, which arose from YTL484.942 of 2002, and YTL201.469 of 2001, and the decision was communicated to the Ministry. The Ministry appealed against the decision and process is ongoing.

After the decision of the Council of State in favor of the Bank related to the lawsuit amounting to YTL67.892 for the year 2003, the Ministry appealed; this file is still pending in the Council of State.

On the other hand, Bank is continuing discussions with the Ministry for collection of the related amounts remaining from the YTL270.001, which has been accepted by the Ministry.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

V. EXPLANATIONS AND NOTES RELATED TO STATEMENT OF CASH FLOWS:

a. Information on cash and cash equivalents:

1. Components of cash and cash equivalents and the accounting policy applied in their determination:

Cash and foreign currency together with demand deposits at banks including the CBRT are defined as "Cash"; interbank money market and time deposits in banks with original maturities less than three months are defined as "Cash Equivalents".

1(i). Cash and cash equivalents at the beginning of the period:

	Current Period 30 June 2007	Prior Period 30 June 2006
Cash	**2.041.232**	**1.036.332**
Cash, Foreign Currency and Other	518.101	396.191
Demand Deposits in Banks	1.523.131	640.141
Cash Equivalents	**1.923.671**	**1.791.456**
Interbank Money Market Placements	-	400.000
Time Deposits in Banks	1.921.641	1.389.150
Marketable Securities	2.030	2.306
Total Cash and Cash Equivalents	**3.964.903**	**2.827.788**

The total amount from operations in the prior period gives the total cash and cash equivalents amount at the beginning of the current period.

1(ii). Cash and cash equivalents at the end of period:

	Current Period 30 June 2007	Prior Period 30 June 2006
Cash	**1.335.013**	**1.442.278**
Cash and Foreign Currency and Other	392.439	443.863
Demand Deposits in Banks	942.574	998.415
Cash Equivalents	**994.233**	**1.940.560**
Interbank Money Market Placements	-	-
Time Deposits in Banks	928.175	1.935.176
Marketable Securities	66.058	5.384
Total Cash and Cash Equivalents	**2.329.246**	**3.382.838**

b. Information on cash and cash equivalent assets of the Bank that are not available for free use due to legal restrictions or other reasons:

Related with the securitization loans obtained from abroad, demand and time deposits up to three months amounting to YTL116.149 are not available for free use (31 December 2006: YTL42.745).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS AND NOTES RELATED TO BANK'S RISK GROUP:

a. Information on the volume of transactions relating to the bank's risk group, outstanding loan and deposit transactions and profit and loss of the period:

1. Current Period - 30 June 2007

Bank's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Bank		Other Real and Legal Persons That Have Been Included in the Risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	136.133	36.731	668.369	357.952	6	3.238
Balance at the End of the Period	180.403	37.770	977.231	453.437	-	1.646
Interest and Commission Income Received	6.233	6	38.563	8.692	927	2

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411.

According to the German deposit insurance law, the Bank has given a "letter of undertaking" to the German Banking Institute related to Akbank AG which is assigned to Akbank NV, a subsidiary of the Bank, by way of real capital as of 31 May 2007. Based on the "Regulation Regarding Banking Loans" effective from 1 November 2006, this letter of undertaking amounts to YTL1.117.270 as of 30 June 2007.

2. Prior Period-31 December 2006

Bank's Risk Group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Bank		Other Real and Legal Persons That Have Been Included in the Risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables						
Balance at the Beginning of the Period	115.913	119.306	762.511	374.582	34.245	7.274
Balance at the End of the Period	136.133	36.731	668.369	357.952	6	3.238
Interest and Commission Income Received(**)	4.157	13	38.581	6.246	1.789	8

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411.

(**) Prior period amounts present 30 June 2006 figures.

3. Information on deposits of the Bank's risk group:

Bank's risk group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Bank		Other Real and Legal Persons That Have Been Included in the Risk Group	
Deposit	Current Period 30 June 2007	Prior Period 31 December 2006	Current Period 30 June 2007	Prior Period 31 December 2006	Current Period 30 June 2007	Prior Period 31 December 2006
Beginning of the Period	37.664	49.194	692.367	1.038.736	154.200	98.423
Balance at the End of the Period	73.837	37.664	976.509	692.367	174.536	154.200
Interest on Deposits (**)	4.972	2.758	39.731	35.945	13.477	7.373

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411.

(**) Prior period amounts present 30 June 2006 figures.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

VI. EXPLANATIONS AND NOTES RELATED TO BANK'S RISK GROUP (CONTINUED):

4. Information on forward and option agreements and other similar agreements made with the Bank's risk group:

Bank's risk group (*)	Investments in Associates, Subsidiaries and Joint Ventures		Direct and Indirect Shareholders of the Bank		Other Real and Legal Persons That Have Been Included in the Risk Group	
	Current Period 30 June 2007	Prior Period 31 December 2006	Current Period 30 June 2007	Prior Period 31 December 2006	Current Period 30 June 2007	Prior Period 31 December 2006
Transactions at Fair Value Through Profit or Loss						
Beginning of the Period	483.297	344.733	224.377	83.128	-	-
Balance at the End of the Period	270.189	483.297	202.573	224.377	-	-
Total Income/Loss (**)	(1.119)	69	(839)	489	-	-
Transactions for Hedging Purposes						
Beginning of the Period	-	-	-	-	-	-
Balance at the End of the Period	-	-	-	-	-	-
Total Income/Loss	-	-	-	-	-	-

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411.
(**) Prior period amounts present 30 June 2006 figures.

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Accordingly, as a result of the nature of these transactions, the difference between the "sale" and "purchase" transactions affect the net exposure of the Bank. As of 30 June 2007, the net exposure for investments in associates and subsidiaries is (-) YTL2.015 (31 December 2006: (-) YTL1.842) and for indirect subsidiaries YTL8.076 (31 December 2006: YTL11.029).

5. Information regarding benefits provided to the Bank's key management:

As of 30 June 2007, benefits provided to the Bank's key management amount to YTL6.089 (30 June 2006: YTL4.881).

VII. EXPLANATIONS AND NOTES RELATED TO SUBSEQUENT EVENTS:

None.

SECTION SIX
OTHER EXPLANATIONS

I. OTHER EXPLANATIONS

None.

SECTION SEVEN
EXPLANATIONS ON AUDITOR'S REVIEW REPORT

I. EXPLANATIONS ON AUDITOR'S REVIEW REPORT:

The unconsolidated financial statements for the period ended 30 June 2007 have been reviewed by Başaran Nas Yeminli Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). The auditor's review report dated 30 July 2007 is presented on the page in front of the unconsolidated financial statements.

II. EXPLANATIONS AND NOTES PREPARED BY INDEPENDENT AUDITORS:

None.

....

END